THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ng Kong Limited takes no responsibility for the contents of this circular, is to its accuracy or completeness and expressly disclaims any liability owsoever arising from or in reliance upon the whole or any part of the

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

CONTINUING CONNECTED TRANSACTIONS GENERAL MANDATE FOR INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of First Pacific Company Limited

Quam Capital Limited

A letter from the board of directors of First Pacific Company Limited is set out on pages 8 to 27 of this circular. A letter from the Independent Board Committee containing its advice to the Independent Shareholders is set out on pages 28 to 29 of this circular. A letter from Quam Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 30 to 101 of this circular.

A notice convening a special general meeting ("**SGM**") of the Company to be held at 9:30 a.m. on Monday, 30 June 2008 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong is set out on pages 119 to 121 of this circular. A form of proxy for use at the SGM is enclosed. Whether or not you intend to attend and vote at the SGM or any adjourned meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

13 June 2008

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless the context otherwise requires:

"20 May 2008 Announcement"	the announcement of the Company dated 20 May 2008;
"2010 Noodles Caps"	the proposed Annual Caps in respect of the Noodles Business Transactions for the financial year ending 31 December 2010 as set out in Table A below in this circular;
"2010 Plantation Caps"	the proposed Annual Caps in respect of the Plantation Business Transactions for the financial year ending 31 December 2010, as set out in Table B1 below in this circular;
"23 May 2008 Announcement"	the announcement of the Company dated 23 May 2008;
"Annual Cap"	the estimated maximum annual value in relation to each respective continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules;
"April 2007 Announcement"	the announcement of the Company dated 18 April 2007;
"AS"	PT Adithya Suramitra, an Associate of Mr. Anthoni Salim;
"ASP"	PT Agrosubur Permai, a 99.51% owned subsidiary of MSA;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of Directors;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company") to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR at 9:30 a.m. on Monday, 30 June 2008 and at any adjournment thereof.

I/We, [1] ________________________________ (and) ________________________________
of ____
being the registered holder(s) of [2] ____________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the SGM or [3] ________________________________
of ____
as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the SGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	THAT each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the consumer branded products business in respect of noodles carried on by the PT Indofood Sukses Makmur Tbk ("Indofood") group of companies as set out in Table A on pages 10 to 12 of the letter from the board section of the circular of the Company dated 13 June 2008 (the "Circular") be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;		
2.	THAT the termination with immediate effect of the contract between PT Ciptakemas Abadi ("CKA") and De United Food Industries Ltd ("DUFIL") (transaction numbered (2) in Table A) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 between (i) the food and ingredients division of Indofood ("FID") and DUFIL (transaction numbered (1) in Table A on pages 10 to 12 of the Circular); (ii) PT Ciptakemas Abadi ("CKA") and DUFIL (transaction numbered (2) in Table A); FID and Pinehill Arabian Food Ltd. ("Pinehill") (transaction numbered (4) in Table A); and CKA and Pinehill (transaction numbered (5) in Table A) be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;		
3.	THAT each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B1 on pages 15 to 16 of the letter from the board section of the Circular and each of the continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B2 on pages 18 to 19 of the letter from the board section of the Circular, be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;		

	RESOLUTIONS	For	Against
4.	THAT each of the potential continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies (after the completion of the Proposed Subscription) as set out in Table B3 on page 20 of the letter from the board section of the Circular be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;		
5.	THAT the termination with immediate effect of the contracts between (i) PT Gunta Samba ("GS") and PT Rimba Mutiara Kusuma ("RMK") (transactions numbered (1) to (3) in Table B1 on pages 15 to 16 of the Circular); (ii) PT Multi Pacific International ("MPI") and RMK (transaction numbered (4) in Table B1); (iii) PT Sarana Inti Pratama ("SAIN") and PT Mentari Subur Abadi ("MSA") (transaction numbered (5) in Table B1); (iv) SAIN and PT Swadaya Bhakti Negaramas ("SBN") (transaction numbered (6) in Table B1; (v) SAIN and PT Agrosubur Permai ("ASP") (transaction numbered (7) in Table B1); (vi) SAIN and GS (transaction numbered (8) in Table B1); (vii) SAIN and MPI (transaction numbered (9) in Table B1); (viii) SAIN and MSA (transaction numbered (10) in Table B1); (ix) SAIN and SBN (transaction numbered (11) in Table B1); (x) SAIN and ASP (transaction numbered (12) in Table B1); (xi) SIMP and MSA/ASP (transaction numbered (13) in Table B1); (xii) PT Salim Ivomas Pratama ("SIMP") and SBN (transaction numbered (14) in Table B1); (xiii) SIMP and PT Mega Citra Perdana/MPI and GS (transaction numbered (15) in Table B1) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 for the contracts in respect of transactions (1) to (15) as referred to in this resolution be and are hereby approved; and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or give expedient to implement and/or give effect to the terms of any such transactions;		
6.	THAT: (a) the consent of the shareholders of the Company, for the purposes of Rule 13.36(1)(a)(ii) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), be and is hereby generally and unconditionally granted for Indofood Agri Resources Ltd. ("Indo Agri") to issue, allot and/or grant: (i) shares in the capital of Indo Agri ("Indo Agri Shares"), and/or (ii) securities convertible into Indo Agri Shares, and/or (iii) options, warrants or similar rights to subscribe for any Indo Agri Shares or securities convertible into Indo Agri Shares, from time to time, in each case only to the extent permitted by the general mandate which was granted by the shareholders of Indo Agri by the ordinary resolution of the shareholders of Indo Agri passed on 28 April 2008, pursuant to and in accordance with the requirements of Rule 806 of the Singapore Exchange Securities Trading Limited Listing Manual.		

Signature: ______________________ Date: ______________________2008

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is appointed, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the SGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the meeting or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the SGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the Meeting. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the SGM.

決議案		贊成	反對
4.	動議分別批准有關Indofood集團成員公司於完成建議認購後經營種植園業務的可能持續關連交易以及截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第20頁所載的B3表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；		
5.	動議分別批准立即終止(i) PT Gunta Samba(「GS」)與PT Rimba Mutiara Kusuma(「RMK」)(通函第15至16頁B1表所載的第(1)至(3)項交易)；(ii) PT Multi Pacific International(「MPI」)與RMK(B1表所載的第(4)項交易)；(iii) PT Sarana Inti Pratama(「SAIN」)與PT Mentari Subur Abadi(「MSA」)(B1表所載的第(5)項交易)；(iv) SAIN與PT Swadaya Bhakti Negaramas(「SBN」)(B1表所載的第(6)項交易)；(v) SAIN與PT Agrosubur Permai(「ASP」)(B1表所載的第(7)項交易)；(vi) SAIN與GS(B1表所載的第(8)項交易)；(vii) SAIN與MPI(B1表所載的第(9)項交易)；(viii) SAIN與MSA(B1表所載的第(10)項交易)；(ix) SAIN與SBN(B1表所載的第(11)項交易)；(x) SAIN與ASP(B1表所載的第(12)項交易)；(xi) SIMP與MSA／ASP(B1表所載的第(13)項交易)；(xii) PT Salim Ivomas Pratama(「SIMP」)與SBN (B1表所載的第(14)項交易)；(xiii) SIMP與PT Mega Citra Perdana／MPI及GS(B1表所載的第(15)項交易)之間的合約，以及就本決議案所述第(1)至第(15)項交易與相同訂約方按大致相同的條款訂立固定期限(於二零一零年十二月三十一日屆滿)的新合約，亦授權本公司任何董事在其認為必需、恰當或合宜之情況下，進行進一步行動及事項，以及簽訂其他文件及採取一切措施，以使任何有關交易之條款得以落實及／或生效；		
6.	**動議** (a) 在本公司股東同意下，就香港聯合交易所有限公司證券上市規則(「上市規則」)第13.36(1)(a)(ii)條的目的，一般及無條件批准Indofood Agri Resources Ltd.(「Indo Agri」)在Indo Agri股東透過於二零零八年四月二十八日Indo Agri股東通過之普通決議案根據新加坡證券交易所有限公司上市手冊第806條之規定已授出之任何一般授權所許可的情況下，不時發行、配發及／或授出： (i) Indo Agri股本中的股份(「Indo Agri股份」)；及／或 (ii) 可兌換為Indo Agri股份之證券；及／或 (iii) 可認購Indo Agri股份或可兌換為Indo Agri股份之證券的購股權、認股權證及類似權利。		

簽署：＿＿＿＿＿＿＿＿＿＿＿＿　　日期：二零零八年＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請以正楷填上閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。

2. 請填上閣下名下登記之普通股數目。如未有填上股份數目，則本代表委任表格將被視作適用於閣下名下登記本公司股本中之所有普通股。

3. 如擬委派股東特別大會主席以外其他人士作代表，請刪去「股東特別大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。

4. 受委代表毋須為本公司股東，但必須親自代表閣下出席股東特別大會。

5. 倘為聯名股東，則就有關股份在股東名冊上名列首位之有關聯名持有人有權親自或透過委任代表投票，而其他聯名持有人不得投票。

6. 若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。

7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處(致：公司秘書處)，地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。

8. 本代表委任表格上所有更改必須由股東簡簽作實。

9. 填妥及交回代表委任表格後，閣下仍可親身出席股東特別大會，並於會上投票。

10. 大會主席將就提呈大會之各決議案要求投票表決。投票表決時，每名親身或由正式授權公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。投票表決結果將於股東特別大會後下一個營業日在當地報刊及本公司與香港聯合交易所有限公司之網站刊載。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

適用於第一太平有限公司(「本公司」)於二零零八年六月三十日(星期一)上午九時三十分假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行的股東特別大會(「股東特別大會」)及其任何續會之代表委任表格。

本人／吾等[1] ________________________ (及) ________________________
地址為 ________________________
乃持有[2] ________________ 股本公司股本中每股面值0.01美元之普通股登記持有人，茲委任股東特別大會主席或[3] ________________________
地址為 ________________________
為本人／吾等之代表，就考慮及酌情通過股東特別大會通告所載各項決議案代表本人／吾等出席股東特別大會(及其任何續會)，並於會上投票[4]。

請在適當空格內填上「x」號，以指示受委代表於投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

	決議案	贊成	反對
1.	**動議**分別批准有關PT Indofood Sukses Makmur Tbk(「Indofood」)集團成員公司經營與麵食相關品牌消費品業務的各項持續關連交易、截至二零零八年及二零零九年十二月三十一日止財政年度的相關經修訂估計年度上限以及截至二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於本公司於二零零八年六月十三日刊發的通函(「通函」)「董事會函件」一節第10至12頁所載的A表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；		
2.	**動議**分別批准立即終止PT Ciptakemas Abadi(「CKA」)與De United Food Industries Ltd(「DUFIL」)(A表所載的第(2)項交易)的交易，及(i) Indofood食品材料部門(「食材部」)與DUFIL(通函第10至12頁A表所載第(1)項交易)；(ii) PT Ciptakemas Abadi(「CKA」)與DUFIL(A表所載的第(2)項交易)；食材部與Pinehill Arabian Food Ltd.(「Pinehill」)(A表所載的第(4)項交易)；及CKA與Pinehill(A表所載的第(5)項交易)之間與相同訂約方按大致相同的條款訂立固定期限(於二零一零年十二月三十一日屆滿)的新合約，以及授權本公司任何董事在其認為必需、恰當或合宜之情況下，進行進一步行動及事項，以及簽訂其他文件及採取一切措施，以使任何有關交易之條款得以落實及／或生效；		
3.	**動議**分別批准有關Indofood集團成員公司經營種植園業務的各項持續關連交易、截至二零零八年及二零零九年十二月三十一日止財政年度的相關經修訂估計年度上限以及截至二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第15至16頁所載的B1表)以及有關Indofood集團成員公司經營種植園業務的持續關連交易以及截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第18至19頁所載的B2表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；		

"Director(s)"	the director(s) of the Company;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"GS"	PT Gunta Samba, a 99.99% owned subsidiary of MCP;
"HK$"	the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"IKU"	PT Indotek Konsultan Utama, a wholly-owned subsidiary of Salim Group;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the terms of the transactions and Annual Caps referred to in paragraphs (a), (b) and (c) on page 21 under the heading "Appointment of Independent Board Committee and Independent Financial Adviser" of this circular and to opine as to whether those transactions and Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Non-executive Directors;
"Independent Non-executive Directors"	Mr. Graham L. Pickles, Prof Edward K.Y. Chen and Sir David W.C. Tang;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indo Agri"	Indofood Agri Resources Ltd., an indirect subsidiary of the Company, a company listed on the SGX-ST;

"Indo Agri General Mandate"	the general mandate approved by shareholders of Indo Agri on 28 April 2008 which primarily empowers the directors of Indo Agri to allot and issue shares and convertible securities in the capital of Indo Agri at any time until the conclusion of the next annual general meeting of Indo Agri and upon such terms and conditions and for such purposes as the directors of Indo Agri may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued shall not exceed 50% of the issued share capital of Indo Agri at the time of passing the resolution, of which the aggregate number of shares and convertible securities to be issued other than on a pro rata basis to all shareholders of Indo Agri shall not exceed 20% of the issued share capital of Indo Agri;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, whose shares are listed on the Indonesia Stock Exchange and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Indonesian Rupiah"	the lawful currency of the Republic of Indonesia;
"June 2008 Announcement"	the announcement of the Company dated 10 June 2008;
"Latest Practicable Date"	12 June 2008;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LPI"	PT Laju Perdana Indah;
"LSIP"	PT Perusahaan Perkebunan London Sumatra Indonesia, a member of the Indofood Group;
"May 2007 Circular"	the circular of the Company dated 30 May 2007;
"MCP"	PT Mega Citra Perdana, one of the Plantation Companies;

"Model Code"	the Model Code for securities transaction by director of a listed issuers under the Listing Rules;
"MPI"	PT Multi Pacific International, a 99.97% owned subsidiary of MCP;
"MSA"	PT Mentari Subur Abadi, one of the Plantation Companies;
"New Plantations Business Transactions"	each of the continuing connected transactions relating to the Plantations Business proposed to be entered into by members of the Indofood Group, which are set out in Table B2 below in this circular;
"New Plantations Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the New Plantation Business Transactions as set out in Table B2 below in this circular;
"Noodles Business"	the consumer branded products businesses in respect of noodles carried on by the Indofood Group;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the Noodles Business described in the April 2007 Announcement and the May 2007 Circular, which are set out in Table A below in this circular including the entering into of the new contracts with expiry dates of 31 December 2010 relating to those continuing connected transactions and the termination of the existing contracts relating to those continuing connected transactions, each as referred to below in this circular;
"Noodles Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Noodles Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the April 2007 Announcement and in Table A below in this circular;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Mr. Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;

"Plantations Business"	the plantations business carried on by the Indofood Group;
"Plantations Business Transactions"	each of the continuing connected transactions relating to the Plantations Business, set out in Table B1 below in this circular including the entering into of the new contracts with expiry dates of 31 December 2010 relating to those continuing connected transactions and the termination of the existing contracts relating to those continuing connected transactions, each as referred to below in this circular;
"Plantations Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Plantation Business, set out in Table B1 below in this circular;
"Plantation Companies"	SBN, MSA and MCP (all of which are limited liability companies incorporated in Indonesia and 60% owned subsidiaries of SIMP) together with their respective subsidiaries from time to time;
"Proposed Subscription"	the subscription of new shares representing 60% of the enlarged share capital of LPI by SIMP, as announced in the 20 May 2008 Announcement;
"Quam Capital"	Quam Capital Limited, independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in paragraphs (a), (b) and (c) on page 21 under the heading "Appointment of Independent Board Committee and Independent Financial Adviser" of this circular are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolution (s) to be proposed to approve those matters;
"Revised Noodles Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Noodles Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table A below in this circular;

"Revised Plantations Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Plantation Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table B1 below in this circular, but excluding any previously announced Annual Caps in respect of the Plantation Business Transactions set out in Table B1 which are not being revised (as stated in Table B1);
"RMK"	PT Rimba Mutiara Kusuma, an Associate of Mr. Anthoni Salim;
"SAIN"	PT Sarana Inti Pratama, a member of the Indofood Group;
"Salim Group"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"SAWAB"	Salim Wazaran Brinjikji Limited, an Associate of Mr. Anthoni Salim;
"SAWAHI"	Salim Wazaran Hilaby, an Associate of Mr. Anthoni Salim;
"SAWATA"	Salim Wazaran Abu Elata, an Associate of Mr. Anthoni Salim;
"SBN"	PT Swadaya Bhakti Negaramas, one of the Plantation Companies;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"SGX-ST"	Singapore Exchange Securities Trading Limited;
"SGX-ST Listing Manual"	Singapore Exchange Securities Trading Limited Listing Manual;
"Shareholders' Meeting"	the special general meeting of the Independent Shareholders to be convened by a notice contained in this circular, at which resolutions will be proposed to consider and, if thought fit, approve the transactions and Annual Caps referred to in paragraphs (a), (b) and (c) on page 21 under the heading "Appointment of Independent Board Committee and Independent Financial Adviser" of this circular;

"SIMP"	PT Salim Ivomas Pratama, a 60% owned subsidiary of Indofood;
"STP"	PT Sarana Tempa Perkara, an Associate of Mr. Anthoni Salim;
"Sugar Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Plantation Business (Sugar Transactions), particulars of which are set out in the June 2008 Announcement and in Table B3 below in this circular;
"Sugar Transactions"	each of the potential continuing connected transactions relating to the Plantations Business (Sugar Transactions) proposed to be entered into or entered into by members of the Indofood Group (following completion of the Proposed Subscription), which are set out in Table B3 below in this circular;
"SWGL"	Salim Wazaran Group Limited, an Associate of Mr. Anthoni Salim;
"US$"	the lawful currency of the United States of America; and
"%"	percentage.

In this circular, unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = 9,000 Indonesian Rupiah. Percentages and figures expressed in millions have been rounded.

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, GBS, CBE, JP
Sir David W.C. Tang, KBE

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

13 June 2008

To the shareholders of the Company

Dear Sir or Madam,

(1) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS

(2) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR PLANTATIONS BUSINESS TRANSACTIONS, ANNUAL CAPS FOR 2010 IN RESPECT OF PLANTATIONS BUSINESS TRANSACTIONS, NEW PLANTATIONS BUSINESS TRANSACTIONS AND NEW PLANTATIONS CAPS AND SUGAR TRANSACTIONS AND SUGAR CAPS

(3) GENERAL MANDATE FOR INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES

(1) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular, which set out a series of continuing connected transactions relating to Indofood's Noodles Business, which are also set out in Table A, below.

Indofood has been monitoring the amount of the Noodles Business Transactions, having regard to internal estimates of demand and operating conditions. Since the approval of the Noodles Business Transactions and the related Noodles Caps by the Independent Shareholders, Indofood has noted that certain of the Noodles Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Noodles Caps be revised in accordance with the Revised Noodles Caps applicable to the relevant Noodles Business Transactions, as set out in Table A below.

The Board also announces the proposed 2010 Noodles Caps in respect of the Noodles Business Transactions for the financial year ending 31 December 2010, which are also set out in Table A below.

In addition to the revision of the Noodles Caps and the announcement of the 2010 Noodles Caps, the Board also announces its intention to terminate a number of contracts in relation to the Noodles Business Transactions prior to their expiry on the basis that the Company and the Indofood Group are in the process of aligning the renewal dates of their continuing connected transactions. It is proposed that going forward where possible, the Indofood Group will align the duration of its continuing connected transactions so that all contracts, where possible and subject always to compliance with the Listing Rules and any applicable laws and regulations, are renewed at around the same time so as to avoid the heavy administrative responsibility of monitoring a large number of contracts with different expiry dates and in order to streamline the continual monitoring of connected transactions of the Indofood Group.

In this respect, the contracts relating to the Noodles Business Transactions numbered (1), (4) and (5) in Table A below expired on 31 March 2008 and the agreement in respect of transaction number (2) below will expire on 2 October 2008. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. In relation to contracts in respect of transactions numbered (1), (4) and (5), this would mean those contracts would ordinarily be renewed for a period of three years until 31 March 2011, and in relation to the contract for transaction number (2), until October 2011. Given the Company and the Indofood Group intend to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for continuing connected transactions commencing from January 2011, it is proposed that each new contract to be entered into in respect of transactions numbered (1), (4) and (5) shall be on substantially the same terms with the same parties save that the duration of each such contract will be for a fixed term to expire on 31 December 2010, and in respect of transaction number (2), that the existing arrangement be terminated with immediate effect and a new contract be entered into on substantially the same terms with the same parties, save that the new contract will be for a fixed duration to expire on 31 December 2010. It is intended that any contracts entered into after that date will be for a period of three years, in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a period of three years commencing 1 January 2011, where applicable, and subject always to compliance with the Listing Rules and any applicable laws and regulations.

In addition, the contracts in respect of transactions numbered (8), (9), (10) and (11) in Table A below will terminate on 31 December 2009 being the existing fixed expiry for each such contract. It is proposed that those contracts be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save for the duration of each such contract, in respect of which, the new contracts to be entered into will be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to above, it is intended that going forward, upon expiry of those contracts at the end of the fixed term at 31 December 2010, any new contracts which may be entered into thereafter will be uniform in terms of duration and in line with the proposal that other contracts relating to connected transactions of the Indofood Group be for a uniform duration, subject always to the Listing Rules and any applicable laws and regulations. Expiry dates of the remaining contracts, namely those in relation to transactions numbered (3) and (12) to (23) will remain unchanged.

The sale and supply of ingredients, seasoning and flexible packaging, the licensing of the "Indomie" brand name for DUFIL, Pinehill and SAWAB and the licensing of the "Supermi" and "Pop Mie" brand name for Pinehill and the provision of technical assistance services to Associates of Mr. Salim are on normal commercial terms and in the interests of the relevant members of the Indofood Group which are parties to those agreements and their respective shareholders.

TABLE A – Revised Noodles Caps and 2010 Noodles Caps

				Existing Noodles Caps (US$ millions) – as set out in the April 2007 Announcement and May 2007 Circular		Revised Noodles Caps (US$ millions)		2010 Noodles Caps (US$ millions)
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	FID	DUFIL	Sale and supply of ingredients and seasoning used for instant noodle products	21.9	27.5	27.5	41.9	53.0
(2)	CKA	DUFIL	Sale and supply of flexible flexible packaging used for instant noodle products	8.8	11.1	13.7	19.9	26.4
(3)	Indofood	DUFIL	An exclusive license to use "Indomie" brand in the Nigerian market and the provision of technical assistance services in connection with instant noodle manufacturing operations in Nigeria	5.0	6.3	7.0	8.9	11.8
(4)	FID	Pinehill	Sale and supply of ingredients and seasonings	16.1	19.8	35.7	50.6	68.1
(5)	CKA	Pinehill	Sale and supply of flexible packaging	6.8	8.0	16.0	20.9	29.3

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Noodles Caps (US$ millions) – as set out in the April 2007 Announcement and May 2007 Circular For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	Revised Noodles Caps (US$ millions) For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	2010 Noodles Caps (US$ millions) For the Year Ending 31 December 2010
(6)	Indofood	Pinehill	An exclusive right and license to use "Indomie", "Supermi" and "Pop Mie" brands in Saudi Arabia and the Middle East	1.1	1.2	1.9	2.4	3.0
(7)	PIPS	Pinehill	The provision of technical assistance services in connection with instant noodle manufacturing operations in Saudi Arabia and the Middle East	2.4	2.7	4.2	5.2	6.5
(8)	FID	SAWAB	Sale and supply of food ingredients and noodles seasonings for instant noodle products	1.9	2.4	9.9	11.4	14.8
(9)	CKA	SAWAB	Sale and supply of flexible packaging for the production of instant noodles	1.0	1.3	3.3	3.5	4.8
(10)	Indofood	SAWAB	Trademark license for the non-exclusive use by SAWAB of the "Indomie" trademark owned by Indofood in the Syria market	0.5	0.7	1.2	1.5	2.0
(11)	Indofood	SAWAB	Technical assistance services in connection with the instant noodle manufacturing operations of SAWAB in Syria	0.5	0.7	1.2	1.5	2.0
	Indofood	SWGL	Noodles Supply and Services Agreement for the supply of certain raw materials, ingredients, technology and know-how and the provision of certain services by members of the Indofood Group to the SWGL Group's Noodles Business in Sudan, Egypt and Yemen, as detailed in (12) to (23) below					
(12)	FID	Sudan joint venture (to be established)	Supply of ingredients and seasoning of instant noodle products in Sudan	N/A	1.2	N/A	2.5	4.5

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Noodles Caps (US$ millions) – as set out in the April 2007 Announcement and May 2007 Circular For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	Revised Noodles Caps (US$ millions) For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	2010 Noodles Caps (US$ millions) For the Year Ending 31 December 2010
(13)	CKA	Sudan joint venture (to be established)	Supply of flexible packaging of instant noodle products in Sudan	N/A	0.7	N/A	1.0	1.9
(14)	ISM	Sudan joint venture (to be established)	Granting non-exclusive license of "Indomie" brand in the Sudan market	N/A	0.2	N/A	0.4	0.8
(15)	ISM	Sudan joint venture (to be established)	Provision of technical assistance services for instant noodle manufacturing operations in Sudan	N/A	0.2	N/A	0.4	0.8
(16)	FID	SAWATA	Supply of ingredients and seasoning of instant noodle products in Egypt	1.6	2.3	N/A	4.5	7.0
(17)	CKA	SAWATA	Supply of flexible packaging of instant noodle products in Egypt	0.9	1.3	N/A	1.8	2.9
(18)	ISM	SAWATA	Granting non-exclusive license of "Indomie" brand in Egypt	0.4	0.5	N/A	0.8	1.2
(19)	ISM	SAWATA	Provision of technical assistance services for instant noodle manufacturing operations in Egypt	0.4	0.5	N/A	0.8	1.2
(20)	FID	SAWAHI	Supply of ingredients and seasoning of instant noodle products in Yemen	0.3	0.5	N/A	1.8	4.3
(21)	CKA	SAWAHI	Supply of flexible packaging of instant noodle products in Yemen	0.4	0.5	N/A	0.6	1.4
(22)	ISM	SAWAHI	Granting non-exclusive of "Indomie" brand in Yemen license	0.1	0.2	N/A	0.3	0.6
(23)	ISM	SAWAHI	Provision of technical assistance services for instant noodle manufacturing operations in Yemen	0.1	0.2	N/A	0.3	0.6
			Aggregated Annual Caps	**70.2**	**90.0**	**121.6**	**182.9**	**248.9**

There have been significant increases in some of the Revised Noodles Caps when compared to the Noodles Caps set out in the April 2007 Announcement and the May 2007 Circular. This is due to an increase in the projected volume of business for those transactions, as well as an increase in the price of raw materials.

Each of the Noodles Business Transactions set out above constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:-

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) each of the counterparties are Associates of Mr. Anthoni Salim.

The Noodles Business Transactions are conducted in the ordinary and usual course of business of the Group and are entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.36(1) of the Listing Rules, where a previously approved Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of the 2010 Noodles Caps requires compliance with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Noodles Caps in respect of each individual financial year ending 31 December 2008, 2009 and the 2010 Noodles Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Revised Noodles Caps and the 2010 Noodles Caps in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Revised Noodles Caps and the 2010 Noodles Caps specified above are estimated transaction values based on projected activity levels between the relevant parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account substantial growth and significant increase over recent years in respect of the various regional markets, as well as the increase in the price of raw materials.

(2) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR PLANTATIONS BUSINESS TRANSACTIONS, ANNUAL CAPS FOR 2010 IN RESPECT OF PLANTATIONS BUSINESS TRANSACTIONS, NEW PLANTATIONS BUSINESS TRANSACTIONS AND NEW PLANATIONS CAPS AND SUGAR TRANSACTIONS AND SUGAR CAPS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular which set out a series of continuing connected transactions relating to Indofood's Plantations Business, which are also set out in Table B1 below.

Indofood has been monitoring the amount of the Plantations Business Transactions, having regard to the expansion of Indofood's Plantations Business. Indofood has noted that certain of the Plantations Caps will not be sufficient to accommodate the anticipated expansion of its Plantations Business.

Accordingly, it is proposed that those Plantations Caps be revised in accordance with the Revised Plantations Caps applicable to the relevant Plantations Business Transactions, as set out in Table B1 below.

The Board also announces the proposed 2010 Plantations Caps in respect of the Plantations Business Transactions for the financial year ending 31 December 2010, which are also set out in Table B1 below.

The contracts in respect of transactions numbered (1) to (12) in Table B1 below will terminate on 31 December 2009 and the contracts in respect of transaction numbered (13), (14) and (15) will terminate on 23 April 2010, 31 October 2010 and 5 August 2010 respectively being the existing fixed expiry of the term of each contract. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. Given the Indofood Group intends to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for the continuing connected transactions commencing from January 2011. It is proposed that these contracts be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save that the duration of each such contract will be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to in relation to the Noodles Business Transactions at Table A above, it is intended that any contracts entered into thereafter will be for a period of three years, in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a fixed period of three years commencing 1 January 2011, where applicable, subject always to the Listing Rules and any applicable laws and regulations. The remaining contracts, namely those in relation to transactions numbered (16) and (17) will remain unchanged.

TABLE B1 – Revised Plantations Caps and 2010 Plantations Caps

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Plantations Caps (*US$ millions*) – as set out in the April 2007 Announcement and May 2007 Circular: For the Year Ending 31 December 2008	Existing Plantations Caps: For the Year Ending 31 December 2009	Revised Plantations Caps (*US$ millions*): For the Year Ending 31 December 2008	Revised Plantations Caps: For the Year Ending 31 December 2009	2010 Plantations Caps (*US$ millions*): For the Year Ending 31 December 2010
(1)	GS	RMK	Purchases of spare parts	0.2	0.2	0.1 (Reduced)	0.2 (Not Revised)	0.3
(2)	GS	RMK	Lease of heavy equipment	0.4	0.4	0.8	0.9	1.0
(3)	GS	RMK	Rental of office space	0.1	0.1	0.1 (Not Revised)	0.2	0.3
(4)	MPI	RMK	Lease of heavy equipment	0.1	0.1	0.3	0.4	0.6
(5)	SAIN	MSA	Sale of seedlings for operations	1.0	0.7	1.3	1.4	1.6
(6)	SAIN	SBN	Sale of seedlings for operations	0.7	0.7	0.9	1.0	1.1
(7)	SAIN	ASP	Sale of seedlings for operations	0.6	0.6	0.8	1.7	1.8
(8)	SAIN	GS	Sale of seedlings for operations	0.8	-	1.0	1.1	1.2
(9)	SAIN	MPI	Sale of seedlings for operations	0.4	0.5	1.0	1.1	1.2
(10)	SAIN	MSA	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4
(11)	SAIN	SBN	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4
(12)	SAIN	ASP	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4
(13)	SIMP	MSA/ASP	Granting financial assistance (including loans and guarantees)	9.6	9.6	79.4	79.4	79.4
(14)	SIMP	SBN	Granting financial assistance (including loans and guarantees)	1.2	1.2	20.7	20.7	20.7

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Plantations Caps (US$ millions) - as set out in the April 2007 Announcement and May 2007 Circular For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	Revised Plantations Caps (US$ millions) For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	2010 Plantations Caps (US$ millions) For the Year Ending 31 December 2010
(15)	SIMP	MCP/MPI/GS	Granting financial assistance (including loans and guarantees)	10.5	10.5	114.7	114.7	114.7
(16)	SIMP	AS	20 year lease for use of factory property	0.1	0.1	0.1 (Not Revised)	0.1 (Not Revised)	0.1
(17)	SIMP	STP	Pump and loading services to vessels	0.6	0.7	0.8	0.9	1.1
			Aggregated Annual Caps	**26.6**	**25.7**	**222.3**	**224.7**	**226.3**

Note: The financial assistance to be provided to the Plantation Companies by SIMP referred to in Table B1 above is an amount representing 60% of the total financial assistance proposed to be provided to each of those Plantation Companies by their shareholders and is proportionate to the 60% shareholding of SIMP in each of those Plantation Companies. The provision of financial assistance by SIMP to the Plantation Companies referred to in Table B1 above is a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules as it is a provision of financial assistance by a listed issuer to a connected person, therefore is subject to reporting, announcement and independent shareholders' approval requirements under Rule 14A.17 of the Listing Rules. The remaining 40% of the financial assistance to be provided to each of those Plantation Companies is proposed to be provided by the Associates of Mr. Anthoni Salim which respectively own the remaining 40% of each of the Plantation Companies. The provision of that financial assistance is a connected transaction for the Company under Rule 14A.13(2)(b)(i) of the Listing Rules as it is a provision of financial assistance by connected persons of the Company to a subsidiary of the Company, but is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules.

The Plantations Business Transactions referred to above constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules because:–

(i) the Plantations Companies are owned as to 60% by SIMP, being a 60% owned subsidiary of Indofood and as to 40% by Mr. Anthoni Salim or his Associates;

(ii) other counterparties of the Plantations Business Transactions (RMK, AS and STP) are Associates of Mr. Anthoni Salim;

(iii) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(iv) accordingly, each of the Plantation Companies is an Associate of Mr. Anthoni Salim and a connected person of the Company, and transactions between other members of the Indofood Group and the Plantation Companies are connected transactions for the Company.

The provision of financial assistance by Mr. Anthoni Salim and/or his Associates to the Plantation Companies, as referred to in the Note to Table B1 above, is also a connected transaction for the Company under Listing Rule 14A.13(2)(b)(i), but is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules on the basis that the financial assistance is provided by a connected person for the benefit of a subsidiary of the Company on normal commercial terms (or better to the relevant subsidiary), i.e., interest on the amounts advanced will be charged based on prevailing market rates and no security over the assets of the Company or any of its subsidiaries is granted in respect of the financial assistance.

The Plantations Business Transactions are conducted in the ordinary and usual course of business of the Group in relation to the development of plantations in Indonesia and are entered into on an arm's length basis with terms that are fair and reasonable to the parties. Currently, SIMP also gives financial assistance by way of shareholders' loan and corporate guarantees to other subsidiaries within its group (not being connected parties to SIMP). This form of financial assistance is common in Indonesia and is part of the normal course of the plantations business, such support being granted because those subsidiaries are still in their development phase and are often unable to support their operations financially, therefore a parent company will assist a subsidiary financially until it is able to support its own operations independently.

Under Rule 14A.36(1) of the Listing Rules, where a previously disclosed Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of Annual Caps for the year ending 31 December 2010 requires compliance with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the unrevised Plantation Caps and the Revised Plantations Caps in respect of each individual financial year ending 31 December 2008 and 2009 have been aggregated. Similarly, the 2010 Plantations Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

At the time of the April 2007 Announcement, the percentage ratios in respect of the Plantations Business Transactions and the related Plantations Caps, aggregated as described above, exceeded 0.1% but were less than 2.5%. However, following the revisions of the Plantations Caps as referred to above and the setting of the 2010 Plantation Caps, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

Therefore, it is necessary for the Independent Shareholders to approve the Plantations Business Transactions, the Revised Plantations Caps and the 2010 Plantation Caps, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Plantations Caps set out in Table B1 are estimated transaction values based on projected activity levels between the relevant parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account the historical values of the relevant transactions and the continuing development of raw land into planted areas. The projected activity level is based on an estimate of the requirement of each plantation company in respect of its respective planting activities and operations. In relation to financing such development of raw land into planted areas, the Plantation Companies need sufficient funds either from their shareholders, including loans from shareholders, or from financial institutions or other sources. Such funding is calculated on the basis of the estimates of costs needed to develop the land into planted areas based on the projected planting plan. The funds from financial institutions are for a seven year period (comprising a two year grace period and five years of repayments by instalments) and the bank guarantee shall remain in place until the loans from the financial institutions have been repaid.

The Company also announces that members of the Indofood Group proposed to enter into the following New Plantations Business Transactions, set out in Table B2, below:–

TABLE B2 – New Plantations Business Transactions

				New Plantation Caps		
Transaction number	Name of entity of the Indofood Group ("Party A")	Name of Connected Party ("Party B")	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	GS	MPI	Party A will sell agronomy material to Party B	0.6	0.7	0.9
(2)	MPI	GS	Party A will sell agronomy material to Party B	0.6	0.7	0.9
(3)	GS	RMK	Party A will buy heavy equipment from Party B	0.9	0.9	0.9
(4)	GS	RMK	Party A will buy building materials from Party B	0.2	0.3	0.4
(5)	MPI	RMK	Party A will buy building materials from Party B	0.2	0.3	0.4
(6)	MPI	RMK	Party A will buy spareparts from Party B	0.1	0.2	0.3
(7)	LSIP	MSA	Party A will sell seedlings to Party B, which will be used for its operations	1.3	1.4	1.6
(8)	LSIP	SBN	Party A will sell seedlings to Party B, which will be used for its operations	0.9	1.0	1.1

Transaction number	Name of entity of the Indofood Group ("Party A")	Name of Connected Party ("Party B")	Nature of Agreement/ Arrangement	New Plantation Caps For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(9)	LSIP	ASP	Party A will sell seedlings to Party B, which will be used for its operations	0.8	1.7	1.8
(10)	LSIP	GS	Party A will sell seedlings to Party B, which will be used for its operations	1.0	1.1	1.2
(11)	LSIP	MPI	Party A will sell seedlings to Party B, which will be used for its operations	1.0	1.1	1.2
			Aggregated Annual Caps	7.6	9.4	10.7

In respect of transactions between GS and MPI, these transactions have been entered into because those companies are located in close proximity to each other, and accordingly it is more efficient in time and costs for the sale and purchase of such agronomy materials (e.g. fertilizer, chemical goods, seeds, polybags, plantation tools, fuel, lubrication and grease, etc.) between those parties rather than to source and transport the same from elsewhere. In respect of the transactions relating to the supply by RMK to GS and MPI of building materials (mostly plywood) which is used in the construction of plantation offices, warehouse and other buildings which are required by the estates, RMK is the chosen supplier on the basis of the quality and price of their plywood. In respect of transactions involving LSIP, these will be entered into in order to maintain the quality of the palm oil plants at Party B's plantations by the purchase of good quality seedlings from LSIP.

The New Plantation Business Transactions will be conducted in the normal course of business of the Group in relation to the development of plantations in Indonesia. Those transactions will be entered into on an arm's length basis with terms that are fair and reasonable to the parties.

The New Plantation Caps set out in Table B2 are estimated transaction values based on projected activity levels between the relevant parties for the financial years ending 31 December 2008, 2009 and 2010, taking into account the continuing development of raw land. In relation to the financing of such development, the Plantation Companies need sufficient funds either from their shareholders or from financial institutions or other sources.

When the percentage ratios of the New Plantation Business Transactions are aggregated with those Plantation Caps which have not been revised (as indicated where applicable in Table B1) and the Revised Plantation Caps as set out in Table B1 above, those percentage ratios in respect of the New Plantations Business Transactions for each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Accordingly the New Plantation Caps are subject to Independent Shareholders' approval requirement of Rule 14A.18 of the Listing Rules.

Shareholders are referred to the June 2008 Announcement which sets out a series of potential continuing connected transactions relating to Indofood's Plantations Business referred to as "Sugar Transactions", which are also set out in Table B3 below. The Sugar Transactions are continuing connected transactions for the Company subject to the completion of the Proposed Subscription.

Reference is made to the 20 May 2008 Announcement in relation to the Proposed Subscription and to the June 2008 Announcement. Upon completion of the Proposed Subscription, LPI will become an indirect subsidiary of the Company.

Subject to completion of the Proposed Subscription, each of the following transactions constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood;

(ii) IKU is wholly owned by the Salim Group and is therefore an Associate of Mr. Anthoni Salim; and

(iii) LPI shall become an indirect subsidiary of the Company, which is owned as to 32% by the Salim Group.

TABLE B3 – Sugar Transactions

				New Plantation Caps		
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	SIMP	LPI	SIMP granting financial assistance (including loans and guarantees) to LPI	135.0	135.0	135.0
(2)	LPI	IKU	IKU providing consulting/ technical services for project development to LPI	0.2	0.2	0.2
			Aggregated Annual Caps	**135.2**	**135.2**	**135.2**
			Aggregated Plantation Business Transactions set out in tables B1, B2 and B3	**365.1**	**369.3**	**372.2**

Transaction numbered (1) in Table B3 above is referred to as the "SIMP Financing Transaction" and transaction numbered (2) in Table B3 above is referred to as the "IKU Consulting Transaction".

The bases for determination of the Annual Caps for the Sugar Transactions are:

(a) in respect of the SIMP Financing Transaction – an estimate of funds needed for LPI's operation; and

(b) in respect of the IKU Consulting Transaction – projected activity level per project taking into account factors such as number of staff required and time involved.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Sugar Caps have been aggregated with the Plantation Caps as disclosed in the 23 May 2008 Announcement for each individual financial year ending 31 December 2008, 2009 and 2010. The Sugar Caps, the Plantation Caps and the New Plantations Caps are aggregated and their respective transactions are aggregated on the basis that the Sugar Transactions are related to the Plantation Business Transactions. On this basis, the percentage ratios in respect of the Aggregated Plantation Caps for each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Sugar Transactions and the Sugar Caps in accordance with the requirements of Rule 14A.18 of the Listing Rules.

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Company has established the Independent Board Committee consisting of the Independent Non-executive Directors to advise the Independent Shareholders as to whether the:

(a) Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps;

(b) Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Business Transactions and the New Plantation Caps; and

(c) Sugar Transactions and the Sugar Caps;

are fair and reasonable, whether such transactions and the respective Annual Caps are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders as to how to vote at the Shareholders' Meeting to be convened to consider those matters.

The Company has appointed Quam Capital to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in (a), (b) and (c) above are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

Under Rule 14A.18 of the Listing Rules, any connected persons of the Company with a material interest in the transactions and the Annual Caps referred to in (a), (b) and (c) above are required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matters. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr. Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on each of those resolutions.

All Shareholders can vote on the resolution approving the Indo Agri General Mandate.

REASONS FOR THE ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:–

(i) Revision of 2008 and 2009 Annual Caps for Noodles Business Transactions and Annual Caps for 2010 in respect of Noodles Business Transactions

The Directors have been monitoring the continuing connected transactions of the Indofood Group. Having regarding to internal estimates of demand and operating conditions, the 2008 and 2009 Annual Caps will not be sufficient to meet the requirements of the relevant counterparties. The Revised Noodles Caps and the 2010 Noodles Caps are estimated transaction values based on projected activity levels between the parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account substantial growth and significant increases over recent years in respect of the various regional markets as well as the increase in the price of raw materials.

(ii) Revision of 2008 and 2009 Annual Caps for Plantations Business Transactions, Annual Caps for 2010 in respect of Plantations Business Transactions and New Plantations Business Transactions

Indofood has been monitoring the amount of the Plantations Business Transactions, having regard to the expansion of Indofood's Plantations Business. Indofood has noted that certain of the Plantations Caps will not be sufficient to accommodate the anticipated expansion of its Plantations Business.

In relation to the new Plantation Business Transactions proposed to be entered into among the Plantation Companies, members of the Indofood Group and Associates of Mr Anthoni Salim, those transactions between GS and MPI will be entered into as the parties are located closely to each other and given such close proximity, it is more efficient in time and cost to order the agronomy materials than to source, order and transport the same from elsewhere. In relation to the supply by

RMK to GS and MPI of building materials, mostly plywood, which is used in the construction of the plantation offices, warehouses and other buildings required in the estates, these transactions are entered into because of the quality and price of the plywood supplied by RMK. In respect of transactions involving LSIP, these have been entered into in order to maintain the quality of the palm oil plants at Party B's plantations by the purchase of good quality seedlings from LSIP.

(iii) Assigning of Annual Caps for 2008, 2009 and 2010 in respect of the Sugar Transactions

The Sugar Transactions are entered into as part of the LPI's regular ongoing business arrangements in relation to the business and operations of LPI and in particular, to acquire and utilise the consulting services relating to specific technical aspects of project development and to receive financial assistance from within the Group (following completion of the Proposed Subscription). Financial assistance is given by way of shareholder's loan and corporate guarantees to other subsidiaries within this group. This form of financial assistance is common in Indonesia and is part of the normal course of the plantations business, such support being granted because those subsidiaries are still in their developments phase and are often unable to support their operations financially, therefore a parent company will assist a subsidiary financially until it is able to support its own operations independently. There is a negative pledge clause in the documentation of the existing loan arrangements of SIMP which restricts members of the SIMP group of companies to pledge their assets to secure a loan. Following completion of the Proposed Subscription, LPI shall become a subsidiary of SIMP. Accordingly, LPI will be unable to pledge its assets to banks lending money to LPI without SIMP breaching the negative pledge clause in its existing loan documentation. Instead, a corporate guarantee will be granted by SIMP (as a holding company of LPI) in respect of loans taken out by LPI in favour of lenders of LPI's loans.

VIEWS OF THE DIRECTORS

Accordingly, the Directors (other than members of the Independent Board Committee, who have expressed their opinion in a separate letter to the Independent Shareholders as contained in pages 28 to 29 of this circular) consider that the terms of the transactions and Annual Caps referred to in (a), (b) and (c) above are on normal commercial terms, fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

The Directors consider that it would be commercially desirable, and in the interests of the Company and the Group as a whole, for Indo Agri to have the flexibility to raise further equity capital and/or to issue securities having an equity element, from time to time as and when suitable opportunities and market conditions arise, pursuant to the Indo Agri general mandate approved by Indo Agri shareholders on 28 April 2008 ("**Indo Agri General Mandate**"). Accordingly, in view of the language of Rule 13.36(1)(a) of the

Listing Rules (including Note 2) and for the avoidance of doubt, the Directors propose to seek the consent of the Shareholders at the Shareholders Meeting, for the purposes of Rule 13.36(1)(a)(ii) of the Listing Rules, for Indo Agri to issue shares or convertible securities from time to time pursuant to the Indo Agri General Mandate.

An ordinary resolution (being Ordinary Resolution numbered 4) (the "**Indo Agri General Mandate Issuance Consent Resolution**") as set out in the notice of the Shareholders Meeting, which appears in Appendix IV to this circular) will be proposed at the Shareholders Meeting to grant the consent referred to in the preceding paragraph above, for the purposes of Rule 13.36(1)(a)(ii) of the Listing Rules.

In the event the issue of new securities by Indo Agri constitutes a deemed disposal of the Company under Chapter 14 of the Listing Rules, the Company will comply with the relevant requirements accordingly.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL, Pinehill and SAWAB, being counterparties to the Noodles Business Transactions, are engaged in the manufacturing of instant noodles; in the case of DUFIL, in Nigeria; in the case of Pinehill, in Saudi Arabia and the Middle East; and in the case of SAWAB, in Syria.

(a) SWGL is a joint venture company between Salim Group and its partner in the Middle East, and used as an investment or holding company in the joint venture companies to be established by SWGL and the local partners in respective countries.

(b) SAWATA is a company established to engage in manufacturing, sales, and distribution of instant noodles products in Egypt.

(c) SAWAHI is a company established to engage in manufacturing, sales, and distribution of instant noodles products in Yemen.

In respect of the Plantation Companies and the counterparties to the Plantations Business Transactions and the Sugar Transactions:–

(a) SBN is a limited liability company incorporated in Indonesia which owns 14,000 hectares of plantation land, located in South Sumatra, Indonesia;

(b) MSA is a limited liability company incorporated in Indonesia which owns, directly or indirectly, 19,000 hectares of plantation land, located in South Sumatra, Indonesia and 16,500 hectares of plantation land, located in Central Kalimantan, Indonesia;

(c) MCP is a limited liability company incorporated in Indonesia which owns indirectly 36,041 hectares of plantation land, located in East Kalimantan, Indonesia;

(d) ASP is a 99.51% owned subsidiary of MSA; GS is a 99.99% owned subsidiary of MCP and MPI is a 99.97% owned subsidiary of MCP;

(e) RMK and AS are 100% owned by Salim Group, while STP is 50% owned by Salim Group;

(f) IKU is engaged in the business of consultancy and engineering in Indonesia. IKU is considered one of the most reputable consultant companies which provide services in relation to engineering and project management in Indonesia; and

(g) IKU is 100% owned by Salim Group, while LPI will be 32% owned by Salim Group.

(h) SIMP is engaged in the business of owning and operating oil palm plantations, crude palm oil (CPO) milling facilities, production of branded cooking oil and other related products.

(i) LPI is an Indonesia incorporated limited liability company in the business of plantation development in Indonesia. It is currently in a pre-operating stage and has not yet formally commenced its operation. LPI currently owns:

(i) a sugar cane plantation located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, with a total certificated land of approximately 21,500 hectares, of which approximately 18,600 hectares is intended to be cultivated with sugar cane. As of 31 March 2008, approximately 2,745 hectares is planted with sugar cane;

(ii) a sugar cane production factory located in Kabupaten Pati, a province of Middle Java, Indonesia, which is currently being rehabilitated to re-commerce sugar cane production and is expected to commence production by about June 2008; and

(iii) a sugar cane production factory located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, for which construction commenced in April 2008 and production is presently expected to commerce by the end of 2010.

As at the Latest Practicable Date, the plantation land owned by the Plantation Companies is utilised, or anticipated to be utilised, for oil palm plantation.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

Indofood is the premier processed-food company in Indonesia. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, nutrition and special foods, snack foods and food seasonings), Bogasari (flour and pasta), Agribusiness (cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume and plantation companies by hectarage, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

(3) GENERAL MANDATE FOR INDO AGRI TO ISSUE SHARES

Indo Agri being a subsidiary of the Company, is a company with its securities listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"). As at the date hereof, Indo Agri constitutes a "major subsidiary" of the Company for the purposes of Chapter 13 of the Listing Rules. Pursuant to Part II of Chapter 8 of the Singapore Exchange Securities Trading Limited Listing Manual (the "**SGX-ST Listing Manual**") to which Indo Agri is bound, the shareholders of Indo Agri have pre-emptive rights comparable to that provided under Rule 13.36(1) of the Listing Rules. The text of Parts II, IV and VI of Chapter 8 of the SGX-ST Listing Manual which set out the relevant rules governing the issuance of securities (including shares, company warrants and convertible securities) by Singapore listed issuers, as currently in force, is reproduced in Appendix II to this circular. **Although the pre-emptive right rules contained in the Listing Rules and the SGX-ST Listing Manual are comparable, there are differences between the two sets of rules. If you are in any doubt as to any aspects of these rules, you should consult a solicitor or other professional adviser.**

The Directors understand that it is common market practice in the Singapore market for listed companies to seek and obtain from the SGX-ST Listing Manual General Mandate for the issue of shares or convertible securities pursuant to Part II of Chapter 8 of SGX-ST Listing Manual.

On 28 April 2008, the shareholders of Indo Agri granted the Indo Agri General Mandate pursuant to the SGX-ST Listing Manual to the directors of Indo Agri which primarily empowers the directors of Indo Agri to allot and issue shares and convertible securities in the capital of Indo Agri at any time until the conclusion of the next annual general meeting of Indo Agri and upon such terms and conditions and for such purposes as the directors of Indo Agri may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued shall not exceed 50% of the issued share capital of Indo Agri at the time of passing the resolution, of which the aggregate number of shares and convertible securities to be issued other than on a pro rata basis to all shareholders of Indo Agri shall not exceed 20% of the issued share capital of Indo Agri.

For the purpose of determining the aggregate number of shares of Indo Agri that may be issued under the Indo Agri General Mandate, the percentage of issued shares shall be based on the issued shares of the Indo Agri as at the date of the passing of its relevant resolution, after adjusting for (1) new shares of Indo Agri arising from the conversion or exercise of convertible securities; (2) new shares of Indo Agri arising from exercising share options or vesting of share awards outstanding or subsisting at the time the relevant resolution is passed and any subsequent consolidation or subdivision of the shares of Indo Agri. Pursuant to the SGX-ST Listing Manual, an issue of shares by a company listed on the SGX-ST must not be priced at more than 10% discount to the weighted average price for trades done on SGX-ST for the full market day on which the placement or subscription agreement is signed.

The terms of the Indo Agri General Mandate are set out in Appendix III to this circular. Based on the terms of the Indo Agri General Mandate and the share capital structure of Indo Agri as at the Latest Practicable Date, exercise in full by the Indo Agri directors of their power to issue, or agree to issue, shares or convertible securities pursuant to such mandate would result in the Company's effective equity interest in Indo Agri being reduced from 29.8% to 23.8%.

GENERAL INFORMATION

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Manuel V. Pangilinan
Managing Director and CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

13 June 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of even date with this letter issued by the Company (the "Circular") to the shareholders of the Company of which this letter forms part. Terms defined in this Circular shall have the same meaning in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the following:–

(a) Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps;

(b) the Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Business Transactions and the New Plantation Caps; and

(c) Sugar Transactions and the Sugar Caps.

Having considered the Noodles Business Transactions, Revised Noodles Caps, the 2010 Noodles Caps, the Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantation Caps, the New Plantations Business Transactions, the New Plantations Caps, the Sugar Transactions and the Sugar Caps as well as the advice and opinion of Quam Capital in relation thereto are set out on pages 30 to 101 of the Circular, the Independent Board Committee considers that the Noodles Business Transactions, the Revised Noodles Caps, the 2010 Noodles Caps, the Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Business Transactions, the New Plantations Caps, the Sugar Transactions and the Sugar Caps are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders of the Company as a whole.

Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolutions to be proposed in the SGM to approve the Noodles Business Transactions, the Revised Noodles Caps, the 2010 Noodles Caps, the Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantation Caps, the New Plantations Business Transactions, the New Plantations Caps, the Sugar Transactions and the Sugar Caps.

The Independent Board Committee draws the attention of the Independent Shareholders to the letter from the Board and the letter from Quam Capital to the Independent Board Committee and the Independent Shareholders which sets out the consideration and the factors taken into account in arriving at its recommendation, as contained in the Circular.

Yours faithfully,

Independent Board Committee

Graham L. Pickles
Independent Non-executive Director

Prof. Edward K.Y. Chen
Independent Non-executive Director

Sir David W.C. Tang
Independent Non-executive Director

The following is the full text of the letter of advice from Quam Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of (1) the Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps; and (2) the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps.

Quam Financial Services Group
Quam Capital Limited 華富嘉洛企業融資有限公司
A Member of The Quam Group

13 June 2008

To the Independent Board Committee and the Independent Shareholders
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (1) the Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps; and (2) the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps. Details of the terms of the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions are set out in the "Letter from the Board" (the "**Letter from the Board**") contained in the circular issued by the Company to its shareholders (the "**Shareholders**") dated 13 June 2008 (the "**Circular**"), of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

Messrs. Graham L. Pickles, Professor Edward K.Y. Chen and Sir David W.C. Tang, the Independent Non-executive Directors, have been appointed as members of the Independent Board Committee to advise the Independent Shareholders as to whether each of the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions are within the Group's ordinary and usual course of business based on normal commercial terms; and their respective terms and conditions together with (1) the Revised Noodles Caps and the 2010 Noodles Caps; and (2) the Revised Plantations Caps, the 2010 Plantations Caps, the New

Plantations Caps and the Sugar Caps (collectively, the "**Transactions Caps**") are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and to advise the Independent Shareholders as to whether to vote in favour of the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions and the adoption of the Transactions Caps. As the independent financial adviser, our role is to give an independent opinion to the Independent Board Committee and the Independent Shareholders.

Quam Capital Limited is independent of and not connected with any members of the Group or any of their substantial shareholders, directors or chief executives, or any of their respective associates, and is accordingly qualified to give an independent advice in respect of the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions and the Transactions Caps.

In formulating our recommendation, we have relied on the information and facts supplied by the Group and its advisers, and the opinions expressed by and the representations of the Directors and management of the Group (including the Indofood Group). We have assumed that all the information and representations contained or referred to in the Circular were true and accurate in all respects as at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular are true at the time that they were made and continue to be true as at the date thereof. We have relied on the confirmation from the Directors that each of the new agreements with expiry date of 31 December 2010 to be entered into in relation to the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions respectively will contain the same terms and conditions as stipulated under the respective drafts of such agreements (as referred to the Standardised Noodles Agreements and the Standardised Plantations Agreements defined in section (A)(1)(b)(i) and section (B)(1)(d)(xi) below respectively) supplied by the Group. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Group (including the Indofood Group) and the Directors have confirmed to us that no material facts have been withheld or omitted from the information provided and referred to in the Circular, which would make any statement in the Circular misleading.

We consider that we have reviewed sufficient information currently (including, but not limited to, the existing agreements in relation to the Noodles Business Transactions and the Plantations Business Transactions respectively and the respective drafts of the Standardised Noodles Agreements and the Standardised Plantations Agreements as discussed above) available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business, affairs, operations, financial position or future prospects of the Group and the counterparties to the Noodles Business Transactions, the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions as detailed in the Letter from the Board or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in respect of (1) the Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps; and (2) the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps, we have taken into consideration the following principal factors and reasons:

A. Noodles Business

1. *Background of and reasons for the Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps*

(a) The Noodles Business and expansion strategy of the Indofood Group

The Indofood Group is engaged in the provision of total food solutions in Indonesia. It is based in Jakarta and the shares of Indofood are listed on the Indonesia Stock Exchange. Its principal products are noodles, flour, palm oil and cooking oil. It also has food seasonings, snack foods, nutrition and special foods, plantations and distribution businesses. "Indomie", "Supermi" and "Pop Mie" are among the principal brands for its noodle products.

We were advised that Indofood is the market leader in Indonesia and one of the largest instant noodle producers by volume in the world. One of Indofood's stated objectives is to continue to enhance its brand equity and strengthen its market position by leveraging its industry competence. Hitherto, the Indofood Group leverages its own industry competence outside Indonesia by conducting businesses through local noodles manufacturing and marketing companies in the relevant markets. Developing a market with the expertise of the local noodles manufacturing and marketing companies is a key success factor to the Indofood Group, given that such companies cover the necessary set-up costs, production and distribution costs and the required advertising and promotion expenses to develop the market that the Indofood Group can then provide services to. In view of the above, we concur with the management of Indofood that such a strategy is beneficial to both the Company and the Shareholders.

(b) The Noodles Business Transactions

The Noodles Business Transactions comprise transactions with DUFIL (the "**DUFIL Transactions**"), Pinehill (the "**Pinehill Transactions**"), SAWAB (the "**SAWAB Transactions**") and the SWGL, SAWATA and SAWAHI (collectively, the "**SWGL Group**") (the "**SWGL Transactions**") in relation to the Noodles Business.

(i) Reasons for the Standardised Noodles Agreements (as defined in the paragraph below)

We noted that certain existing agreements in relation to the Noodles Business Transactions entered into by the Indofood Group are not standardised in terms of their respective expiry dates. In order to reduce the heavy administrative burden of monitoring a large number of agreements with different expiry dates and streamline the continual monitoring of connected transactions of the Indofood Group, the Indofood Group intends to align the expiry dates of all the agreements in relation to the Noodles Business Transactions. Accordingly, it is proposed that upon approval of the Independent Shareholders, those existing agreements (other than that related to transaction type (3) as described in Table Three below) which are due to expire prior to 31 December 2010 will be terminated early, and the Indofood Group will simultaneously enter into new agreements for the relevant Noodles Business Transactions with the same respective contracting parties substantially on the same terms and conditions (save for the duration of such new agreements whereby their expiry dates are to be standardised at 31 December 2010) (collectively, the "**Standardised Noodles Agreements**"). It is noted that the Standardised Noodles Agreements can be renewed for further three years upon expiration, subject to the Listing Rules and any applicable laws and regulations.

It is noted that the agreements in respect of transactions type (1), (4) and (5) as described in Table Three below expired on 31 March 2008. We were advised that according to the three-year automatic renewal clause stated in the respective agreements, such agreements should be renewed under identical terms for a further period of three years until 31 March 2011 upon negotiations between the relevant parties. It is further noted that the agreements in respect of the transaction type (2) as described in Table Three and transactions type (8) to (11) as described in Table Three below are due to expire on 2 October 2008 and 31 December 2009 respectively. In order to align the expiry dates of each of the aforesaid agreements, the Directors proposed early termination of each of the aforesaid existing agreements and enter into the Standardised Noodles Agreements subject to the approval by the Independent Shareholders.

We were advised that the agreement in respect of transaction type (3) of a term of four years as described in Table Three below was approved by the then Independent Shareholders on 14 June 2006 and is due to expire on 29 November 2010. We were also advised that the management of Indofood intends to renew such agreement for a further four-year period upon its expiry, subject to the Listing Rules and any applicable laws and regulations. Save for the aforementioned agreements, all the remaining existing agreements in respect of the Noodles Business Transactions will continue to remain in place until their respective expiry dates on 31 December 2010. It is the intention of the Directors that upon the entering into of the Standardised Noodles Agreements, all agreements in respect of the Noodles Business Transactions, save for the agreement in respect of transaction type (3) as described in Table Three below, will have an expiration date of 31 December 2010, and all renewal agreements relating thereto to be entered into upon expiry are for a term of three years (or such duration the parties may mutually agreed) commencing from 1 January 2011, subject to the Listing Rules, any applicable laws and regulations.

(ii) Principal business and expansion strategies of DUFIL, Pinehill, SAWAB and the SWGL Group

We were advised that DUFIL and Pinehill have been principally engaged in the manufacture, sale and distribution of instant noodles products in Western Africa and the Middle East respectively for more than 12 years. We were also advised that as at the date of this Circular, save for the instant noodles products under the trademark of "Indomie", DUFIL had not conducted any manufacture, sale and distribution of instant noodles products under other trademarks; while the instant noodles products under the trademark of "Indomie", "Supermi" and "Pop Mie" manufactured by Pinehill in aggregate accounted for over 90% of its total sales volume.

We were also advised that the DUFIL Transactions and the Pinehill Transactions have long been revenue and profit contributors to the Group. As disclosed in the Company's annual report for the year ended 31 December 2007 (the "**2007 Annual Report**"), the Group's aggregate annual income derived from the Noodles Business Transactions for the financial year 2007 amounted to about US$35.6 million. Furthermore, the management of Indofood confirmed that the gross profit margins of Indofood generated from the Noodles Business Transactions for the financial year ended 31 December 2007 and the three months ended 31 March 2008 respectively were higher than those derived from the Indofood Group's own sales of its instant noodles products manufactured in the domestic market of Indonesia for the relevant periods.

In view of the foregoing and that the entering into of the DUFIL Transactions and the Pinehill Transactions are consistent with the stated business objectives of the Indofood Group as discussed in sub-section (a) above, we consider that the DUFIL Transactions and the Pinehill Transactions facilitate the Indofood Group's ability to leverage its expertise in the Nigerian, Saudi Arabian and the Middle East markets, which in turn would enhance the geographical presence of the Noodles Business.

SAWAB, which was incorporated in December 2005, is principally engaged in the production, sale and distribution of instant noodles products in Syria; while the principal activities of the SWGL Group are production, sale and distribution of instant noodles products in Egypt, Sudan and Yemen.

It is noted that SAWAB only commenced its commercial operations in 2008. The management of Indofood confirmed that the initial demand for the instant noodles products in Syria met their expectation and the gross profit margins of the SAWAB Transactions for the three months ended 31 March 2008 were higher than those derived from the Indofood Group's own sales of its instant noodles products manufactured in the domestic market of Indonesia for the relevant period. We were advised that as at the date of this Circular, save for the instant noodles products under the trademark of "Indomie", SAWAB had not conducted any manufacture, sale and distribution of instant noodles products under other trademarks.

We were advised that the Group will not have major market presence in relation to the Noodles Business in Egypt, Sudan or Yemen until 2009 since the construction of production facilities had been delayed. In view of the successful launch of instant noodles products in Nigeria, Saudi Arabia, Syria and the Middle East under the brand names of Indofood, we concur with the Directors' view that the respective business relationship with the SWGL Group, whose major target markets are among the same region as those of DUFIL, Pinehill and SAWAB, will play a significant role in helping the Group in the implementation of its strategy in the aforementioned areas and hence, further enhance the geographical expansion and presence of its Noodles Business.

In view of the foregoing and the Indofood Group's expansion policies as discussed in sub-section (a) above, we consider that the Noodles Business Transactions, through its business relationship with DUFIL, Pinehill, SAWAB and the SWGL Group, facilitate the development of the Nigerian, Syrian, Saudi Arabian and the Middle East markets, enhancing the geographical presence of the Noodles Business.

Furthermore, given the Group's business nature, and the respective principal activities of DUFIL, Pinehill, SAWAB and the SWGL Group, it is reasonable to expect that each of the Noodles Transactions will continue to take place on a regular and frequent basis in the Group's ordinary and usual course of business in the foreseeable future. It would be impractical for the Company to strictly comply with the Listing Rules requirements regarding "connected transactions" on each occasion when they arise.

(c) The Revised Noodles Caps and the 2010 Noodles Caps

As disclosed in the May 2007 Circular, the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the three financial years ending 31 December 2009 previously approved by the then Independent Shareholders amounted to US$57.2 million, US$70.2 million and US$90.0 million respectively. It should be noted that the 3-years conditional waiver granted by the Exchange to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to the Noodles Business Transactions will expire on 31 December 2009 (the "**Existing Waiver**"). Furthermore, no Annual Caps are set for any of the Noodles Business Transactions for the financial year ending 31 December 2010.

We were advised that based on the recent internal forecast of the respective business volumes from DUFIL, Pinehill, SAWAB and the SWGL Group and the prevailing operating conditions in their respective markets, the Directors anticipate that there will be deviations in the expected transaction amounts with DUFIL, Pinehill, SAWAB and the SWGL Group respectively for the supply of food ingredients, noodle seasonings and flexible packaging materials, grant of licenses and provision of technical assistance services for their respective instant noodle manufacturing operations for the two years ending 31 December 2009 respectively, from what they originally envisaged in the application for the Existing Waiver mentioned above.

Given the aforesaid and for reasons discussed in sub-sections (a) and (b) above, we believe the adoption of the Revised Noodles Caps, which reflects the expected changes in the business volumes in the relevant markets based on the projection by the management of Indofood, and the 2010 Noodles Caps are essential for the Indofood Group's continued business development, horizontal diversification of its Noodles Business and to fully capitalise from the growth potential of the respective markets of DUFIL, Pinehill, SAWAB and the SWGL Group.

(d) Conclusion

Based on the foregoing, we are of the view that the Noodles Business Transactions together with the adoption of the Revised Noodles Caps and the 2010 Noodles Caps are conducted in the ordinary and usual course of business of the Group and are in the interests of both the Company and the Shareholders as a whole in that respect.

2. *Principal terms of the Standardised Noodles Agreements*

The management of Indofood has confirmed to us that each category of transactions of similar nature contemplated under the Standardised Noodles Agreements will consist of similar terms and conditions and on normal commercial terms, and particularly, the price/fee to be charged by the Indofood Group will be in line with the current pricing/fee structure adopted for the existing Noodles Business Transactions. We have reviewed the draft Standardised Noodles Agreements and noted that the terms of the Standardised Noodles Agreements are the same as the relevant existing agreements save for the expiry date of 31 December 2010 for the Standardised Noodles Agreements.

Set out below are the principal terms of those Noodles Transactions contemplated under the Standardised Noodles Agreements:

(a) Sales and supply of food ingredients and noodle seasonings (transactions type (1) and (4) and transaction type (8) as stated in Table Three and Table Four below respectively)

(i) Nature of the transactions

Pursuant to the Standardised Noodles Agreements in respect of the sales and supply of food ingredients and noodle seasonings, the Indofood Group agrees to supply noodle seasoning materials (including seasoning powder, seasoning oil and ingredients) to each of DUFIL, Pinehill and SAWAB to be used for their respective production of instant noodles products commencing from the effective date of the relevant agreements and expiring on 31 December 2010.

The Directors have confirmed that all noodle seasoning materials to be supplied by the Indofood Group to DUFIL, Pinehill and SAWAB will be solely used for their production of instant noodles products for sale in their respective markets.

(ii) Pricing basis

We were advised that save for the expiry dates, the terms specified in the relevant Standardised Noodles Agreements are substantially the same as compared to the existing seasoning materials supply agreements with DUFIL, Pinehill and SAWAB respectively.

The selling prices of the noodle seasoning materials shall be determined by and mutually agreed between the relevant contracting parties from time to time. The Directors confirmed that the final selling prices will be determined by the parties involved through arm's length negotiations with reference to the predetermined quotations set out in the relevant seasoning materials supply agreements and the prevailing market prices for the relevant markets. We have reviewed the respective predetermined quotations contained in the existing seasoning materials supply agreements and the relevant Standardised Noodles Agreements to be entered with each of DUFIL, Pinehill and SAWAB respectively, and noted that the unit selling prices of the seasoning materials specified in the relevant Standardised Noodles Agreements are equivalent to those set out in the relevant existing agreements.

The Company advised that as at the date of this Circular, save for DUFIL, Pinehill and SAWAB, the Group had not in the past conducted any similar transactions with other parties as the Indofood Group will not supply noodle seasoning materials to other party without a parallel trademark license agreement to preserve secrecy of the unique recipe for its noodle seasonings and a technical service agreement to provide the technical know-how for manufacturing instant noodles products incorporated with its noodle seasonings. As such, there are no independent relevant transactions available for direct comparison. Notwithstanding this, in order to assess the reasonableness of the prices of noodle seasonings supplied to DUFIL, Pinehill and SAWAB, we have reviewed the gross profit margin of similar transactions of sale of seasoning products undertaken by another Hong Kong listed company, namely Vedan International (Holdings) Limited ("**Vedan**"), which is principally engaged in the manufacture and sale of seasoning products. Under our review, it is noted that Vedan recorded a gross profit margin of about 19.1% in the year ended 31 December 2007 based on its annual report for the year ended 31 December 2007. It was confirmed by the Directors that Indofood's gross profit margins derived from the sales of noodle seasonings to each of DUFIL, Pinehill and SAWAB for the year ended 31 December 2007 and the three months ended 31 March 2008 respectively were in excess of 19.1%.

(b) Sales and supply of flexible packaging materials (transactions type (2) and (5) and transaction type (9) as stated in Table Three and Table Four below respectively)

(i) Nature of the transactions

Pursuant to the relevant Standardised Noodles Agreements, the Indofood Group agrees to supply flexible packaging materials to each of DUFIL, Pinehill and SAWAB for their respective production of instant noodles products commencing from the effective date of the relevant agreements and expiring on 31 December 2010.

The Directors have confirmed that all flexible packaging materials to be supplied by the Indofood Group to DUFIL, Pinehill and SAWAB will be solely used for their production of instant noodles products for sale in their respective markets.

(ii) Pricing basis

We were advised that save for the expiry dates, the terms specified in the relevant Standardised Noodles Agreements are substantially the same as compared to the existing packaging materials supply agreements with DUFIL, Pinehill and SAWAB respectively.

The selling prices of the flexible packaging materials shall be determined by and mutually agreed between the relevant contracting parties from time to time. The Directors confirmed that the final selling prices will be determined by the parties involved through arm's length negotiations with reference to the predetermined quotations set out in the relevant packaging materials supply agreements and the prevailing market prices for the relevant markets. We have reviewed the respective predetermined quotations contained in the existing packaging materials supply agreements entered with and the relevant Standardised Noodles Agreements to be entered with DUFIL, Pinehill and SAWAB respectively, and noted that the unit selling prices of the packaging materials specified in the relevant Standardised Noodles Agreements are equivalent to those set out in the relevant existing agreements.

Based on our discussion with Indofood's management, it is our understanding that the packaging materials to be supplied to DUFIL, Pinehill and SAWAB will principally be of the same nature with differences in specifications such as size and colour, and that the unit selling prices set out in the aforesaid predetermined quotations have been determined after arm's length negotiations between the relevant parties involved with reference to the then prevailing international market prices for packaging materials.

The Company advised that as at the date of this Circular, save for DUFIL, Pinehill and SAWAB, the Group had not in the past conducted any similar transactions with other parties as the noodles packaging materials to be manufactured with Indofood's technology and/or licensed trademark are of specific application, and therefore there are no comparable third party transactions available for our analysis. Notwithstanding this, in assessing the reasonableness of the prices of packaging materials, we have reviewed the quotation obtained from an independent supplier in relation to the sales of similar packaging materials, and noted that the selling prices set out in the aforementioned predetermined quotations are more favourable to the Indofood Group when compared to the price levied by such independent supplier under our review.

(c) Granting of trademark licence and provision of technical services (transactions type (10) and (11) as stated in Table Four below)

(i) Nature of the transactions

Pursuant to the relevant Standardised Noodles Agreement, the Indofood Group agrees to grant the right and license for use of the "Indomie" trademark to SAWAB in Syria on a non-exclusive and non-transferable basis for the production, sale, distribution, advertising and promotion of the instant noodles products commencing from the effective date of the relevant agreement and expiring on 31 December 2010.

To ensure the quality standard of the instant noodles products to be manufactured by SAWAB under the brand name of "Indomie", Indofood agrees to provide technical services and technology licenses to SAWAB to support the manufacturing, packaging and distribution process of the "Indomie" instant noodles products to be undertaken in the manufacturing plants. The scope of technical services to be provided by the Indofood Group comprises pre-operation and continuing technical assistance relating to, among others, (1) the selection, procurement, system design and installation of machinery and equipment; (2) the performance of trial run; (3) the process enhancement; and (4) the quality assurance. As stated in the agreement with SAWAB, SAWAB shall not, in manufacturing the instant noodles products, use any materials other than those specified by Indofood nor vary assembly standards nor change the quality standards set by Indofood and SAWAB.

(ii) Pricing basis

We were advised that save for the expiry dates, the terms specified in the relevant Standardised Noodles Agreements are substantially the same as compared to the existing licensing and technical service agreements with SAWAB respectively.

Pursuant to the relevant Standardised Noodles Agreements, the licensing fees and the technical service fees for the granting of the "Indomie" trademark and the provision of technical services respectively payable by SAWAB on a quarterly basis shall be determined at 1.5% each of the actual sales amount of the instant noodles products to be manufactured by SAWAB under the brand name of "Indomie". We were advised that the aforementioned pricing basis has been determined by the parties involved after arm's length negotiations with reference to the prevailing market rates, after taking into account the local tax exposure to SAWAB.

For comparison purposes, we have reviewed similar licensing and technical service arrangements between (1) an associated company of Indofood and an independent international noodle manufacturer; (2) a joint venture company of Indofood and an independent international food company; and (3) the Indofood Group and DUFIL or Pinehill. Based on our reviews, we noted that each of the aforementioned comparable transactions adopted similar pricing policy and the licensing and technical service rates of 1.5% each stipulated under the SAWAB Licensing Agreements are within the range of those levied under the aforementioned comparable transactions, which ranged from 0.5% to 2.5%.

In light of the foregoing, we are of the opinion that the respective terms and conditions of the Standardised Noodles Agreements are fair and reasonable, on normal commercial terms and in the interests of both the Company and the Shareholders as a whole.

3. *Requirements of the Listing Rules*

For each financial year of the Company during the terms of each of the agreements related to the Noodles Business Transactions, the subject transactions will be subject to review by the Independent Non-executive Directors and the Company's auditors as required by the provisions of the Rules 14A.37 and 14A.38 of the Listing Rules respectively. The Independent Non-executive Directors must confirm in the annual report and accounts that the Noodles Business Transactions have been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and
- in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Furthermore, the Listing Rules require that the Company's auditors must provide a letter to the Board (with a copy provided to the Exchange at least ten business days prior to the bulk printing of the annual report of the Company), confirming that the Noodles Business Transactions:

- have received the approval of the Board;
- are in accordance with the pricing policies of the Company if the transactions involve provision of goods or services of services by the Company;
- have been entered into in accordance with the relevant agreement governing the transactions; and
- have not exceeded the cap disclosed in its previous announcement.

It was stated in the 2007 Annual Report that, pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-executive Directors have confirmed that for the year ended 31 December 2007, each of the Noodles Business Transactions has been entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms or on terms no less favourable to Indofood than terms available to independent third parties; (3) in accordance with the relevant agreement except for late settlement of invoices; and (4) on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The auditors of the Company have performed a review of the Noodles Business Transactions for the year ended 31 December 2007 and have confirmed that the Noodles Business Transactions were conducted in the manner stated in Rule 14A.38 of the Listing Rules except for late settlement of invoices.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that the Noodles Business Transactions will be conducted on terms that are fair and reasonable and on normal commercial terms as far as the Independent Shareholders are concerned.

4. *The Annual Caps*

(a) Overview of the instant noodles market

Set out in Table One below are the major consumers of instant noodles by country/union in terms of the consumption volume and their respective consumption volume for each of the five years ended 31 December 2007:

Table One

	For the year ended 31 December									
	2003		2004		2005		2006		2007	
	billion pieces	*% (Note)*	*billion pieces*	*% (Note)*	*billion pieces*	*% (Note)*	*billion pieces*	*% (Note)*	*billion pieces*	*% (Note)*
China (including Hong Kong)	32.00	45.8	39.00	48.8	44.26	51.5	46.79	50.9	50.11	51.2
Indonesia	11.20	16.0	12.01	15.0	12.40	14.4	14.09	15.3	14.99	15.3
Japan	5.40	7.7	5.54	6.9	5.43	6.3	5.44	5.9	5.46	5.6
Nigeria	0.00	0.0	0.60	0.8	0.65	0.8	0.70	0.8	1.00	1.0
Gulf Cooperation Council Countries (including Saudi Arabia)	0.06	0.1	0.50	0.6	0.55	0.6	0.60	0.7	0.67	0.7
Global	69.82		79.97		85.99		91.96		97.87	

Source: *World Instant Noodles Association*

Note: These represent the proportion of the total global consumption volume.

As illustrated in Table One above, the global demand for instant noodles increased at an average rate of about 8.8% per annum from 2003 to 2007. China (including Hong Kong) has been the largest consumer in the world and consumed over 50% of global supply of instant noodles in recent years, with its consumption volume growing at an average rate of about 11.9% per annum from 2003 to 2007. It is also noted that the average annual growth rate of

demand for instant noodles in Nigeria and Gulf Cooperation Council Countries (including Saudi Arabia), which are among the same/geographical locations of the target markets of DUFIL, Pinehill, SAWAB and the SWGL Group, is about 18.6% and 10.2% respectively from 2004 to 2007, exceeding the average annual growth rate of the global demand. Based on our discussion with the management of Indofood regarding the principal growth factors driving the instant noodles market and review on the overall instant noodles market, we noted that the continuous growth in global demand for instant noodles principally results from (1) the functional concept of convenience epitomised and embodied by the products; (2) the characteristics of easy preparation, preservability, affordability, rich taste and numerous flavour choices of instant noodles; (3) the rise in disposable income; (4) the increase in the global population; (5) the increased interest in ethnic eastern cuisines; and (6) the fast-vanishing time, skill and knowledge of cooking. It is also noted that the global instant noodles market is projected to reach about 158.7 billion pieces by 2010.

In view of (1) the rising demand for convenience food and continuous innovation in product flavours and packaging; (2) the increasing popularity of instant noodles in the global market; (3) the growing population and disposable income of the respective target markets of DUFIL, Pinehill, SAWAB and the SWGL Group in the recent years; and (4) the average annual growth rate of demand for instant noodles in Nigeria and Gulf Cooperation Council Countries (including Saudi Arabia) of about 18.6% and 10.2% respectively as discussed above, the management of Indofood expects that the growth rate of demand for instant noodles in the respective markets of DUFIL, Pinehill, SAWAB and the SWGL Group will continue to outpace the global average demand growth rate.

Given the above, it is considered to be reasonable for the Group to increase the transaction volumes of the Noodles Business Transactions, anticipating an increase in local demand for instant noodles products under the brand names of "Indomie"/"Supermi"/"Pop Mie" in the respective markets of DUFIL, Pinehill, SAWAB and the SWGL Group.

(b) The Revised Noodles Caps and the 2010 Noodles Caps in respect of the DUFIL Transactions and the Pinehill Transactions

(i) The historical record of the transaction volumes of the DUFIL Transactions and the Pinehill Transactions

Set out below are details of the actual transacted amount of each of the DUFIL Transactions and the Pinehill Transactions for each of the three financial years ended 31 December 2007 and the three months ended 31 March 2008 respectively; and the comparison of the transacted

amount with the relevant Annual Cap under the Existing Waiver for the two years ended 31 December 2007 (the "**Noodles Utilisation Rate**"):

Table Two

Type of the DUFIL Transactions and the Pinehill Transactions	For the year ended 31 December 2005	2006	2007	For the three months ended 31 March 2008
	US$ million	*US$ million*	*US$ million*	*US$ million*
DUFIL Transactions				
(1) Sale and supply of food ingredients and noodle seasoning by FID to DUFIL	8.2	10.0	6.7	2.1
Noodles Utilisation Rate:	*n.a.*	*53.2%*	*38.5%*	*Note*
(2) Sale and supply of flexible packaging materials by CKA to DUFIL	3.3	3.4	3.0	0.6
Noodles Utilisation Rate:	*n.a.*	*56.7%*	*42.3%*	*Note*
(3) Granting of an exclusive right and licence of the "Indomie" brand and provision of technical services in Nigeria by Indofood to DUFIL	1.5	2.0	2.2	0.6
Noodles Utilisation Rate:	*n.a.*	*58.8%*	*53.7%*	*Note*
Pinehill Transactions				
(4) Sale and supply of food ingredients and noodle seasoning by FID to Pinehill	8.1	11.1	15.6	3.4
Noodles Utilisation Rate:	*n.a.*	*82.2%*	*93.4%*	*Note*
(5) Sale and supply of flexible packaging materials by CKA to Pinehill	2.2	3.2	5.2	1.1
Noodles Utilisation Rate:	*n.a.*	*97.0%*	*98.1%*	*Note*
(6) Granting of an exclusive right and licence of the "Indomie", "Supermi" and "Pop Mie" brands in Saudi Arabia and the Middle East by Indofood to Pinehill	0.5	0.6	0.7	0.2
Noodles Utilisation Rate:	*n.a.*	*75.0%*	*77.8%*	*Note*
(7) Provision of technical services in Saudi Arabia and the Middle East by PIPS to Pinehill	1.0	1.2	1.6	0.5
Noodles Utilisation Rate:	*n.a.*	*80.0%*	*80.0%*	*Note*

Note: Due to the seasonal factors in the respective markets of DUFIL and Pinehill, we do not consider it appropriate to estimate the Noodles Utilisation Rate for the year ending 31 December 2008 by annualising the actual transacted amount for the first quarter of 2008, as such estimates may not be accurately reflective of the actual Noodles Utilisation Rate.

DUFIL Transactions

As illustrated above in Table Two, as contrary to their historical steady growth trends, it is noted that the transacted amounts of transactions type (1) and (2) decreased by about 33.0% and 11.8% in 2007 respectively; while the growth rate of transaction type (3) decreased from about 33.3% in 2006 to about 10.0% in 2007.

We were advised that the downturn results in 2007 were mainly due to the decrease in the sales volume of the instant noodles products by DUFIL by about 7% in 2007; as a result of (1) the unanticipated increase in market competition due to emergence of new competitors; and (2) the unfavourable impact on the demand for "Indomie" products resulting from the increases in their unit selling prices due to the unexpected significant increase in raw material costs. These unexpected external factors also contribute to the relatively low Noodles Utilisation Rates for the DUFIL Transactions for the financial year 2007.

Notwithstanding the above, based on our discussion with the management of Indofood, it is expected that certain new products to be launched in second half of 2008 will significantly increase the sales volume of noodles products under the brand name of "Indomie".

Pinehill Transactions

There has been a steady annual growth for the Pinehill Transactions, and this was generally in line with the respective growth trend in the sales amount of the instant noodles products by Pinehill for the relevant periods. It is also noted that the respective Noodles Utilisation Rates for the Pinehill Transactions for the financial year 2006 and 2007 are generally high.

Given the above, we are of the view that the generally high Noodles Utilisation Rate for the Pinehill Transactions, to a very large extent, is reflective of the local market expertise of Pinehill and its perceptive operational planning and sales projections related thereto.

(ii) The bases of determination of the Revised Noodles Caps and the 2010 Noodles Caps in respect of the DUFIL Transactions and the Pinehill Transactions

The following table sets out the details of the relevant Revised Noodles Caps and the 2010 Noodles Caps for each of the DUFIL Transactions and the Pinehill Transactions:

Table Three

	Type of the DUFIL Transactions and the Pinehill Transactions	The relevant Revised Noodles Caps and the 2010 Noodles Caps* *US$ million*
DUFIL Transactions		
(1)	Sale and supply of food ingredients and noodle seasoning by FID to DUFIL	2008: 27.5 *(21.9)* 2009: 41.9 *(27.5)* 2010: 53.0
(2)	Sale and supply of flexible packaging materials by CKA to DUFIL	2008: 13.7 *(8.8)* 2009: 19.9 *(11.1)* 2010: 26.4
(3)	Granting of an exclusive right and licence of the "Indomie" brand and provision of technical services in Nigeria by Indofood to DUFIL	2008: 7.0 *(5.0)* 2009: 8.9 *(6.3)* 2010: 11.8**
Pinehill Transactions		
(4)	Sale and supply of food ingredients and noodle seasoning by FID to Pinehill	2008: 35.7 *(16.1)* 2009: 50.6 *(19.8)* 2010: 68.1
(5)	Sale and supply of flexible packaging materials by CKA to Pinehill	2008: 16.0 *(6.8)* 2009: 20.9 *(8.0)* 2010: 29.3
(6)	Granting of an exclusive right and licence of the "Indomie", "Supermi" and "Pop Mie" brands in Saudi Arabia and the Middle East by Indofood to Pinehill	2008: 1.9 *(1.1)* 2009: 2.4 *(1.2)* 2010: 3.0

Type of the DUFIL Transactions and the Pinehill Transactions		The relevant Revised Noodles Caps and the 2010 Noodles Caps* *US$ million*
(7)	Provision of technical services in Saudi Arabia and the Middle East by PIPS to Pinehill	2008: 4.2 (2.4) 2009: 5.2 (2.7) 2010: 6.5

* *The figures in parentheses denote the Annual Caps under the Existing Waiver for the relevant financial year.*

** *It should be noted that this proposed 2010 Noodles Caps in respect of the DUFIL Transaction type (3) is determined based on the assumption that the relevant agreement will be renewed immediately upon its expiry as at 29 November 2010.*

It is noted that the Revised Noodles Caps for each of the DUFIL Transactions and the Pinehill Transactions increased significantly as compared to the relevant existing Annual Caps. We have discussed the above with the management of Indofood regarding the underlying reasons and noted that it has principally taken into account (1) the expected increase in demand for food ingredients, noodle seasonings and flexible packaging materials; (2) the sales volume projections in respect of the instant noodles products to be manufactured and sold by DUFIL and Pinehill in their respective markets incorporated in the respective annual operating plans of DUFIL and Pinehill for each of the three financial years ending 31 December 2010; (3) the projected annual level of supply of seasoning products and packaging materials to DUFIL and Pinehill for the three financial years ending 31 December 2010 based on DUFIL's and Pinehill's sales projections as mentioned above; (4) that the unit prices of the existing seasoning products and packaging materials to be sold to DUFIL and Pinehill will be increased moderately; (5) the adoption of general buffers of 50% for the DUFIL Transactions and the Pinehill Transactions to accommodate unanticipated future variations in sales volume and price adjustments; (6) a royalty and technical service rates of 1% each will be charged for the granting of an exclusive right and license of the "Indomie" brand and the provision of technical services in Nigeria by Indofood to DUFIL based on the projected sales volume; (7) a royalty rate of 1% will be charged for the granting of an exclusive right and license of the "Indomie", "Supermi" and "Pop Mie" brands in Saudi Arabia and the Middle East by the Indofood Group to Pinehill based on the projected sales volume; (8) a technical service rate of 2% will be charged for the provision of technical services in Saudi Arabia and the Middle East by the Indofood Group to Pinehill based on the projected sales volume; and (9) a one-off charge of US$0.3 million applicable to the Annual Cap for 2008 in respect of transaction (3) set out in Table Three above representing a one-off technical fee charged for the construction of a blending and packaging factory of DUFIL.

In our assessment of the respective reasonableness and fairness of the Revised Noodles Caps and the 2010 Noodles Caps, we have reviewed the respective operating plans and the related sales projections for the three years ending 31 December 2010 compiled by DUFIL and Pinehill and the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be fair and reasonable and in the interests of both the Company and the Shareholders to set the relevant Revised Noodles Caps and the 2010 Noodles Caps at the proposed levels, after taking into consideration the following:

- the enhanced production capacity of DUFIL with the plans to (1) install additional new production lines in each of 2008, 2009 and 2010; (2) establish a new production plant; and (3) replace low productivity machinery with advanced models which can double the production rate, aiming to increase the production capacity of DUFIL by about 77% by 2010 to capture the expected increases in demand in its core market of Nigeria which has the highest population in the Western African continent, with population expected to reach about 138.3 million by July 2008;

- the expansion plan of Pinehill to enhance its production capacity in 2008, 2009 and 2010 by installing several new production lines; in order to accommodate (1) the increasing local demand for its existing instant noodles products in its markets; and (2) the launch of new cup noodles under the brand name of "Pop Mie" and related new noodles products with an aim to enhance its competitive advantages in the local market, namely Saudi Arabia which is one of the top five countries in terms of population within the Middle East region with population expected to reach about 28.2 million by July 2008 and in the existing export countries of Egypt and Jordan, and new export countries of Iraq and Sudan, and hence to increase its market share;

- the significant decrease in demand of seasoning powder by Pinehill after 2008 because Pinehill started to produce seasoning powder through its own production facilities in late 2007;

- the significant downward adjustment to the forecasted sales volume of food ingredients and noodle seasoning of DUFIL for 2008 and 2009 of about 32% and 21% respectively; as a result of the fact that the actual sales volume of food ingredients and noodle seasoning in 2007 was about 30% below the expectation of the management of Indofood due to the reasons discussed in sub-section (i) above;

- the current intention of Pinehill to launch a new cup noodles under the brand name of "Pop Mie" and the related new noodles products and DUFIL to launch new noodles products to enhance their competitive advantages and market shares in their respective major markets;

- the significant increase in the selling price of food ingredients and noodle seasoning and flexible packaging materials of DUFIL and Pinehill in view of the expectation of increase in the cost of raw material of around 5% to 10% per annum in average for the three years ending 31 December 2010;

- that the respective average sales volume ratios (i.e. the sale volume of packaging materials over that of the instant noodles products) for Pinehill for the three years ending 31 December 2010 are in line with that for the preceding three years;

- a higher general buffer of 50% is adopted for the DUFIL Transactions and the Pinehill Transactions taking into account (1) that the increase in the unit selling prices and costs of noodles products and food ingredient of DUFIL exceeded the expectation of the management of Indofood for 2007; (2) the uncertainty in the growth rate of the unit selling prices in view of the increase in volatility in the price of crude oil and other agricultural commodities; and (3) the uncertainty in the sufficiency of supply of raw material of noodles products by DUFIL and Pinehill; and

- the present and prospective instant noodles market as discussed in sub-section (a) above.

(iii) Conclusion

Based on the factors and reasons discussed above, we are of the view that the Revised Noodles Caps and the 2010 Noodles Caps in respect of the DUFIL Transactions and the Pinehill Transactions are set by the Group after careful and due consideration and are fair and reasonable so far as the Shareholders are concerned and in the interests of both the Company and the Shareholders as a whole.

(c) The Revised Noodles Caps and the 2010 Noodles Caps in respect of the SAWAB Transactions and the SWGL Transactions

(i) The bases of determination of the Revised Noodles Caps and the 2010 Noodles Caps in respect of the SAWAB Transactions and the SWGL Transactions

The following table sets out the details of the relevant Revised Noodles Caps and the 2010 Noodles Caps for each of the SAWAB Transactions and the SWGL Transactions:

Table Four

	Type of the SAWAB Transactions and the SWGL Transactions	The relevant Revised Noodles Caps and the 2010 Noodles Caps* *US$ million*
	SAWAB Transactions	
(8)	Sale and supply of food ingredients and noodle seasoning by FID to SAWAB	2008: 9.9 *(1.9)* 2009: 11.4 *(2.4)* 2010: 14.8
(9)	Sale and supply of flexible packaging materials by CKA to SAWAB	2008: 3.3 *(1.0)* 2009: 3.5 *(1.3)* 2010: 4.8
(10)	Granting of a non-exclusive and non-transferable licence of the "Indomie" brand in Syria by Indofood to SAWAB	2008: 1.2 *(0.5)* 2009: 1.5 *(0.7)* 2010: 2.0
(11)	Provision of technical services in Syria by PIPS to SAWAB	2008: 1.2 *(0.5)* 2009: 1.5 *(0.7)* 2010: 2.0

Type of the SAWAB Transactions and the SWGL Transactions	The relevant Revised Noodles Caps and the 2010 Noodles Caps* *US$ million*
SWGL Transactions	
(12) Sale and supply of food ingredients and noodle seasoning by FID to SWGL in Sudan	2008: n.a. *(n.a.)* 2009: 2.5 *(1.2)* 2010: 4.5
(13) Sale and supply of flexible packaging materials by CKA to SWGL in Sudan	2008: n.a. *(n.a.)* 2009: 1.0 *(0.7)* 2010: 1.9
(14) Granting of a non-exclusive and non-transferable licence of the "Indomie" brand in Sudan by Indofood to SWGL	2008: n.a. *(n.a.)* 2009: 0.4 *(0.2)* 2010: 0.8
(15) Provision of technical services in Sudan by PIPS to SWGL	2008: n.a. *(n.a.)* 2009: 0.4 *(0.2)* 2010: 0.8
(16) Sale and supply of food ingredients and noodle seasoning by FID to SAWATA in Egypt	2008: n.a. *(1.6)* 2009: 4.5 *(2.3)* 2010: 7.0
(17) Sale and supply of flexible packaging materials by CKA to SAWATA in Egypt	2008: n.a. *(0.9)* 2009: 1.8 *(1.3)* 2010: 2.9
(18) Granting of a non-exclusive and non-transferable licence of the "Indomie" brand in Egypt by Indofood to SAWATA	2008: n.a. *(0.4)* 2009: 0.8 *(0.5)* 2010: 1.2
(19) Provision of technical services in Egypt by PIPS to SAWATA	2008: n.a. *(0.4)* 2009: 0.8 *(0.5)* 2010: 1.2
(20) Sale and supply of food ingredients and noodle seasoning by FID to SAWAHI in Yemen	2008: n.a. *(0.3)* 2009: 1.8 *(0.5)* 2010: 4.3

Type of the SAWAB Transactions and the SWGL Transactions		The relevant Revised Noodles Caps and the 2010 Noodles Caps* *US$ million*
(21)	Sale and supply of flexible packaging materials by CKA to SAWAHI in Yemen	2008: n.a. *(0.4)* 2009: 0.6 *(0.5)* 2010: 1.4
(22)	Granting of a non-exclusive and non-transferable licence of the "Indomie" brand in Yemen by Indofood to SAWAHI	2008: n.a. *(0.1)* 2009: 0.3 *(0.2)* 2010: 0.6
(23)	Provision of technical services in Yemen by PIPS to SAWAHI	2008: n.a. *(0.1)* 2009: 0.3 *(0.2)* 2010: 0.6

* *The figures in parentheses denote the Annual Caps under the Existing Waiver for the relevant financial year.*

We have discussed with the management of Indofood regarding the underlying assumptions and bases that have been taken into account by the Indofood Group in determining the Revised Noodles Caps and the 2010 Noodles Caps for the SAWAB Transactions and the SWGL Transactions. We noted that it has principally taken into account (1) the respective sales volume projections prepared by SAWAB and the SWGL Group in respect of the instant noodles products to be manufactured and sold by them in their respective markets for each of the three financial years ending 31 December 2010 (together, the "**SAWAB and SWGL Sales Projections**"); (2) the projected annual level of supply of seasoning products and packaging materials to SAWAB and the SWGL Group for each of the three financial years ending 31 December 2010 based on the SAWAB and SWGL Sales Projections (together, the "**SAWAB and SWGL Supply Projections**"); (3) the unit prices of seasoning products and packaging materials to be sold to SAWAB and the SWGL Group are to be set at about the similar level as those of transactions of the same nature between the Indofood Group and DUFIL or Pinehill; (4) the adoption of general buffers of 50% for both the SAWAB Transactions and the SWGL Transactions to accommodate unanticipated future variations in sales volume and price adjustments; (5) the expected royalty and technical service rates of 1.5% each for the trademark licensing and provision of technical services arrangements under the relevant SAWAB Transactions and the SWGL Transactions; and (6) in respect of the SWGL Transactions, the operation schedules of the SWGL Group in the Egypt, Yemen and Sudan markets.

In our assessment of the reasonableness and fairness of the Revised Noodles Caps and the 2010 Noodles Caps in respect of the SAWAB Transactions and the SWGL Transactions respectively, we have reviewed the SAWAB and SWGL Sales Projections, the SAWAB and SWGL Supply Projections, the operation schedules of the SWGL Group and the underlying reasons related thereto. We concur with the Directors' view that it will be fair and reasonable and in the interests of both the Company and the Shareholders to set the Revised Noodles Caps and the 2010 Noodles Caps in respect of the SAWAB Transactions and the SWGL Transactions respectively at the proposed levels, after taking into consideration the following:

- the expansion plans of SAWAB and the SWGL Group to enhance their production capacity in 2009 and 2010 by installing new production lines, applying prolonged production hours and increasing headcount; in order to accommodate the growth potential of the Noodles Business in the target markets of both SAWAB and the SWGL Group with Egypt having the largest population, followed by Sudan, in the Northern African continent, with population expected to reach 81.7 million and 40.2 million respectively by July 2008; and Yemen and Syria, among the largest countries in terms of population within the Middle East region with population expected to reach about 23.0 million and 19.7 million respectively by July 2008;

- that the SAWAB and SWGL Sales Projections prepared by SAWAB and the SWGL Group respectively were principally based on their respective projected production capacity and knowledge of the existing market conditions in the relevant countries;

- the significant increase in the projected sales volume of food ingredients and packaging materials of SAWAB and the SWGL Group in 2009 and 2010 as compared to their previous years, given (1) satisfactory consumer acceptance of the noodles products introduced by SAWAB in Syria; (2) the Indofood Group's expectation of relatively low market competition in the Syrian, Egyptian, Sudan and Yemen markets; and (3) aggressive marketing programs to be launched in 2008 and 2009 in order to boost the brand image and market shares;

- the significant increase in the selling price of food ingredients and noodle seasoning and flexible packaging materials supplying to SAWAB and the SWGL Group in view of the expectation of increase in the cost of raw material of around 5% to 10% per annum in average for the three years ending 31 December 2010 with reference to the unit selling prices of similar products supplying to Pinehill;

- no Annual Caps have been adopted for each of the SWGL Transactions for the year ending 31 December 2008, as the commercial production and sales of instant noodles products of the SWGL Group are postponed to 2009 due to delay in the construction of the production facilities;

- the adoption of the general buffer of 50% to accommodate (1) that the increase in the unit selling prices and costs of noodles products and food ingredient of DUFIL and Pinehill exceeded the expectation of the management of Indofood for 2007; (2) the uncertainty in the cost of raw materials and unit selling prices of food ingredients and packaging materials in view of the increase in volatility in the price of crude oil and other agricultural commodities; (3) the uncertainty in the sufficiency of supply of raw materials of noodles products; and (4) that the management of SAWAB and the SWGL Group are currently only at the initial stage of business with relatively limited knowledge of market conditions and characteristics in the subject markets; and

- the present and prospective instant noodles market as discussed in sub-section (a) above.

(ii) Conclusion

Based on the factors and reasons discussed above, we are of the view that the Revised Noodles Caps and the 2010 Noodles Caps in respect of the SAWAB Transactions and the SWGL Transactions respectively were set by the Group after due and careful consideration and are fair and reasonable so far as the Shareholders are concerned and in the interests of both the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the principal factors and reasons discussed above and in particular the following (which should be read in conjunction with and interpreted in the full context of this letter):–

- the nature of the DUFIL Transactions, the Pinehill Transactions, the SAWAB Transactions and the SWGL Transactions;

- that the DUFIL Transactions and the Pinehill Transactions facilitate the Indofood Group's ability to leverage its expertise in the Nigerian, Saudi Arabian and Middle East markets, which in turn would enhance the geographical presence of the Noodles Business;

- that both the SAWAB Transactions and the SWGL Transactions, which will be conducted on normal commercial terms, are in line with the Group's adopted business expansion strategy in new markets outside Indonesia and are expected to enhance the growth potential of the Noodles Business in their respective target markets;

- that the termination of certain existing agreements in respect of the Noodles Business Transactions and the entering into of the Standardised Noodles Agreements will reduce the Group's heavy administrative burden of monitoring a large number of agreements with different expiry dates and streamline the continual monitoring of connected transactions of the Group;

- that the respective terms as provided under each of the Standardised Noodles Agreements are substantially the same compared to each of the respective existing agreements save for the expiry dates;

- the control and review procedures and arrangements in place to safeguard the interests of the Company and the Shareholders in relation to the DUFIL Transactions, the Pinehill Transactions, the SAWAB Transactions and the SWGL Transactions; and

- that the Revised Noodles Caps and the 2010 Noodles Caps have been set by the Group, after careful and due considerations, at a level which will be in the interests of both the Company and the Shareholders, in view of the positive growth factors as discussed in detail above,

we consider that the Standardised Noodles Agreements will be entered into within the ordinary and usual course of business of the Group based on normal commercial terms and their respective terms and conditions together with the Revised Noodles Caps and the 2010 Noodles Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Shareholders, and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Shareholders' Meeting to approve the Standardised Noodles Agreements and the adoption of the Revised Noodles Caps and the 2010 Noodles Caps.

B. Plantations Business

1. *Background of and reasons for the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions, the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps*

(a) The existing agribusiness and expansion strategy of the Indofood Group

The Indofood Group conducts vertically integrated agribusinesses in Indonesia through Indofood Agri Resources Ltd., a listed company in Singapore, and its subsidiaries (together, the "**Indo Agri Group**"). The Indo Agri Group, a major producer of edible oils and fats in Indonesia with widely accepted and recognised brands, is principally engaged in the research and development of oil palm seed breeding, oil palm cultivation and milling, branding and marketing of cooking oil, margarine, shortening and other oil palm derivative products. We were advised that its long term business strategies are to expand its agribusinesses through (1) vertical integration of oil palm plantation by acquiring additional plantation lands; and (2) horizontal integration with other sectors of the plantations business through merger and acquisition.

Followed by the acquisition of 60% interest in the Plantation Companies from the Salim Group, 70% interest in PT Mitra Inti Sejati Plantation and about 64.4% interest in LSIP in 2007, the Indo Agri Group's plantation land bank increased by about 193% to 406,519 hectares as at the Latest Practicable Date. We were advised that as a result of the aforesaid acquisitions, the Indo Agri Group has become one of the largest listed plantation corporations in Indonesia in terms of the total planted area and mature palm oil area respectively. Out of the 406,519 hectares of the Indo Agri Group's total plantation land bank, 219,537 hectares remain unplanted. The management of the Indo Agri Group intends to have planted 250,000 hectares by 2010 from 161,457 hectares at the end of 2007, of which 37,000 hectares are targeted to be planted in 2008. This acceleration is being made after considering (1) the upward trend of price of the crude palm oil, the rising wages, production costs and inflation in recent years; (2) the large reserve of unplanted land bank; (3) the objective to achieve self-sufficiency for its production of edible oils and fats business through vertical integration of the agribusiness; and (4) leveraging economies of scale for higher productivity and output; boosting competitiveness by reducing unit cost of production.

During 2007, about half of the Indofood Group's crude palm oil for the production of edible oils and fats are sourced from independent third parties. In order to achieve the self-sufficiency objective as stated above, the management of Indofood intends to accelerate the planting of land held by the Plantation Companies.

(b) The Plantation Companies' contribution to the Indofood Group's successes in business developments and expansions

The Plantation Companies are based in Indonesia and own plantation land for oil palm cultivation. We were advised that about 20% of the total plantation land of the Indo Agri Group is owned by the Plantation Companies, which is currently either unplanted or in a cultivation stage and will be matured in about three to four years. We were also advised that the majority of palm oil produced by the Plantation Companies will be delivered to the Indofood Group for its production of the edible oils and fats. The management of Indofood expects that upon maturity of the said plantation land, about 24% of the internal demand of palm oil from the Indofood Group will be fulfilled by the supply from the Plantation Companies.

We were advised that the Plantations Business Transactions and the New Plantations Business Transactions are essential and imperative to the integrated supply chains of palm oil within the Indofood Group, aiming to (1) vertically integrate the production of edible oils and fats business of the Indofood Group and the oil palm plantation business of the Plantation Companies; (2) ensure necessary equipment and facilities are in place for the cultivation of oil palm plantations; (3) secure reliable sources of high-quality palm oil attributable to the self-developed high quality seeds to fulfil the internal demand from the Indofood Group; (4) utilise the technology developed by the research facilities of LSIP to improve the yield rate and quality of palm oil of the Plantation Companies given that LSIP is renowned in the production of high quality and high yield crude palm oil in Indonesia; and (5) enhance productivity and achieve cost efficiency.

In view of the foregoing, we concur with the view of the management of Indofood that the vertical integration strategy as described above is beneficial to the overall business of the Indofood Group.

(c) Further business developments and expansion resulting from the Proposed Subscription

We noted that the Indo Agri Group has effected the Proposed Subscription (subject to completion) recently, with an aim to expand and diversify its existing agribusiness activities into the area of sugar cultivation and processing. Upon completion of the Proposed Subscription, LPI will become an indirect non-wholly owned subsidiary of the Company. LPI is principally engaged in the sugar cane plantation development in Indonesia and owns a sugar cane plantation of about 21,500 hectares in aggregate and two sugar cane production factories in Indonesia, details of which are set out in the Letter from the Board. LPI is currently in a pre-operating stage and has not yet formally commenced its operation. Subject to completion of the Proposed Subscription, the scope of the Indo Agri Group's agribusiness activities will be extended to include sugar cane plantation business. This conforms to the Indo Agri Group's long term expansion strategy as discussed in sub-section (a) above. Please refer to the 20 May 2008 Announcement for details of the Proposed Subscription.

We noted that the existing contractual arrangement in relation to the provision of consulting and technical services for project development will continue to be conducted between LPI and IKU, a wholly-owned subsidiary of the Salim Group, after completion of the Proposed Subscription. As stated in the Letter from the Board, IKU is engaged in the business of consultancy and engineering in Indonesia, and is considered as one of the most reputable consultancy companies which provide services in relation to engineering and project management in Indonesia. Furthermore, we also noted that SIMP proposed to provide financial assistance to LPI (by way of provision of shareholders' loans and/or corporate guarantees on a pro rata basis). The Directors have confirmed to us that the implementation of such financial assistance arrangement is conditional upon completion of the Proposed Subscription.

Independent Shareholders should note that subject to completion of the Proposed Subscription, each of the aforementioned consulting and financial assistance arrangements will constitute a continuing connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to Independent Shareholders' approval by poll at the Shareholders' Meeting.

We were advised that following completion of the Proposed Subscription, the majority of sugar cane produced by LPI will be sold to independent third parties by leveraging on the established distribution network of the Indofood Group in Indonesia. The management of the Indofood Group expects an upward trend in the price of sugar in the future in view of (1) the growing demand for sugar in both the Indonesian and international markets; (2) the rapid population growth in Indonesia; (3) the rapid development in the local processed food and beverage industries; (4) the expansion of sugar-based industries such as ethanol processing which utilises molasses as a basic raw material; and (5) the policies announced by the local government to boost sugar supply aiming to achieve self-sufficiency of sugar in Indonesia.

In view of the foregoing, we concur with the view of the management of Indofood that the horizontal integration strategy as described above is beneficial to the overall business of the Indofood Group.

(d) The Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions

(i) Sales of seedlings from SAIN and LSIP to the Plantation Companies (collectively, the "**Seedlings Transactions**") (as referred to transactions type (5) to (9) and transactions type (7) to (11) as set out in Table Seven and Table Eight below respectively)

We were advised that SAIN is principally engaged in the breeding of seedlings and sprouts and the research on plantation technology. It also has interest in the Plantations Business. One of the objectives of SAIN is to develop high quality seedlings and sprouts for the production of high quality and high yield palm oil in the plantation land of the Indofood Group (including the Plantation Companies). LSIP also operates three similar research facilities in Indonesia for the development and advancement of high quality palm oil seedlings and sprouts.

According to the management of Indofood, it is the current intention of the Indofood Group that upon the maturity of the Plantation Companies' oil palm plantations, it will source the palm oil produced by the Plantation Companies for the processing of its edible oils and fats. In view of that (1) a stable supply of high quality and high yield rate seedlings and sprouts can be secured, ensuring the quality standard of the palm oil to be produced by the Plantation Companies for use in the production of edible oils and fats business of the Indofood Group; and (2) the Seedlings Transactions are in line with the objectives and expansion strategies of the Indofood Group as stated in section (B)(1)(a) above, we concur with the view of the Directors that the Seedlings Transactions are beneficial to the Indofood Group.

(ii) Provision of research services from SAIN to certain Plantation Companies (collectively, the "**Research Services**") (as referred to transactions type (10) to (12) as set out in Table Seven below)

As discussed in sub-section (i) above, SAIN undergoes various researches and surveys with an aim to develop high quality and high yield rate palm oil seedlings and sprouts. SAIN also provides various research services including, but not limited to, land and soil feasibility study, drainage and water management and fertiliser recommendation to build up an optimal environment for the oil palm plantation. The management of Indofood believes that the Research Services are essential and imperative to the quality and yield of palm oil and thus, beneficial to the overall edible oils and fats business of the Indofood Group. In this regard, we concur with the Directors' view that the Research Services are beneficial to the Indofood Group.

(iii) Purchases and leases of heavy equipment and purchases of spare parts from RMK by certain Plantation Companies, namely GS and MPI (collectively, the "**Heavy Equipment Transactions**") (as referred to transactions type (1), (2) and (4) and transactions type (3) and (6) as set out in Table Seven and Table Eight below respectively)

We were advised by the management of Indofood that RMK, a wholly-owned subsidiary of the Salim Group, is principally engaged in the trading and rental of heavy equipment and spare parts, which are applicable to both GS's and MPI's oil palm plantation activities.

We were advised that the Indofood Group consider that it would be more cost effective for GS and MPI to continue to implement the Heavy Equipment Transactions for their plantation activities purposes, given that unit whole-sale prices will be offered by RMK to both GS and MPI even when making their purchases in small quantities, which is not offered by any other independent suppliers. Please refer to section (2)(c) below for further details of the pricing policy of the Heavy Equipment Transactions.

In light of the above and after taking into account (1) the close proximity among GS, MPI and RMK; and (2) the technical soundness and satisfactory quality of the heavy equipment and spare parts supplied from RMK, we concur with the Directors' view that the Heavy Equipment Transactions are beneficial to the Indofood Group.

(iv) Rental of office from RMK by GS, one of the Plantation Companies (the "**Office Rental Transaction**") (as referred to transaction type (3) as set out in Table Seven below)

As advised by the management of Indofood, GS has been leasing the relevant office unit from RMK for administrative purposes since 2004. We were also advised that RMK has no present intention to dispose of or use such office for its business operation in the short to medium term.

In view of the above, and after taking into account the cost and time effectiveness in terms of savings on office relocation and rental payment, and for the avoidance of business interruption, we concur with the view of the Directors that the Office Rental Transaction is beneficial to the Indofood Group. Details of the pricing basis of the Office Rental Transaction are set out in section (2)(d) below.

(v) Lease of land from AS by SIMP (the "**Leasing Transaction**") (as referred to transaction type (16) as set out in Table Seven below)

SIMP, a subsidiary of Indofood, is principally engaged in the oil palm plantations, crude palm oil milling, production of branded cooking oil and other related products. AS, a wholly-owned subsidiary of the Salim Group, owns a particular land in North Jakarta which is the present site of the refinery facilities of SIMP.

The agreement in relation to the Leasing Transaction entered into between SIMP and AS is for a term of 20 years, which came into effect in 1996. Notwithstanding this, since 1984, the relevant land is being utilised by SIMP for the establishment of its refinery facilities. We were advised that the total annual rental charge is about Rp550 million (equivalent to about US$0.1 million), amounting to Rp11 billion (equivalent to about US$1.2 million) for the entire 20-year term, which has already been settled in full by SIMP. We were advised that the Indofood Group has no present intention to relocate its refinery facilities elsewhere; while AS also currently has no intention to dispose of or use any part of the aforesaid land for its business operation prior to the expiration of the agreement in relation to the Leasing Transaction.

In view of the above, and after taking into account its cost and time effectiveness in terms of savings on facilities relocation and rental payment, and for the avoidance of operation interruption, we concur with the view of the Directors that the Leasing Transaction is beneficial to the Indofood Group. Details of the pricing basis of the Leasing Transaction is set out in section (2)(e) below.

(vi) Provision of pumping and loading services by STP to SIMP (the "**Pumping Service**") (as referred to transaction type (17) as set out in Table Seven below)

As advised by the management of Indofood, STP is a joint venture formed by the Salim Group and is principally engaged in the pumping service business at Dumai port in Indonesia, where the bulk storage tanks of SIMP are located. We were also advised that SIMP has been utilising the pumping facilities owned by STP to infuse/extract crude palm oil into/from its storage tanks.

Having considered the proximity of location and the favourable service fee levied by STP facilitating the storage and transportation process of crude palm oil at a cost effective rate, we concur with the view of the Directors that the Pumping Service is beneficial to the Indofood Group. Details of the pricing basis of the Pumping Service are set out in section (2)(f) below.

(vii) Sales and purchases of agronomy materials between GS and MPI (the "**Agronomy Materials Transactions**") (as referred to transactions type (1) and (2) as set out in Table Eight below)

We were advised that GS and MPI are located in close proximity to each other and they both possess certain amount of agronomy materials (including fertilizer, chemical goods, seeds, polybags, plantation tools, fuel, lubrication and grease) in stock to be consumed in the oil palm plantation businesses. Given this, the management of the Indofood Group consider that in the event that either GS or MPI is in shortage of while another party is in excess of any particular agronomy materials, it would be more efficient in terms of time and cost for either of them to source the agronomy materials from each other compared to purchasing in bulk from other suppliers located far away from their respective plantation sites at comparable selling prices.

Given that the related logistic costs, storage costs and the required production and transportation lead time can be minimised and better managed, and the Agronomy Materials Transactions will facilitate both GS's and MPI's business operation continuity, we concur with the view of the Directors that the Agronomy Materials Transactions are beneficial to the Indofood Group.

(viii) Purchases of building materials from RMK by certain Plantation Companies, namely GS and MPI (the "**Building Materials Transactions**") (as referred to transactions type (4) and (5) as set out in Table Eight below)

We were advised that both GS and MPI have been purchasing certain building materials (mostly plywood) from RMK for use in the construction of plantation offices, warehouse and other buildings which are required by their respective estates. We noted that the selection of RMK by GS and MPI as their supplier is based on the quality and price of plywood supplied by RMK.

Given (1) that the selling price of plywood from RMK is lower than independent suppliers; (2) the close proximity among GS, MPI and RMK; and (3) the consistency of the quality of the plantation offices, warehouse and other buildings of GS and MPI respectively, we concur with the view of the Directors that the Building Materials Transactions are beneficial to the Indofood Group. Details of the pricing basis of the Building Materials Transactions are set out in section (2)(h) below.

(ix) Grant of financial assistance by SIMP to the Plantation Companies and LPI (collectively the "**Financial Assistance**") (as referred to transactions type (13) to (15) and transaction type (1) as set out in Table Seven and Table Nine below respectively)

We were advised that all of the Plantation Companies and LPI are still in the start-up stage and therefore require equity or debt financing either from their respective shareholders (including SIMP) or the external financial institutions (with corporate guarantee from their respective shareholders on a pro-rata basis) to support their respective plantation projects. We were also advised that subject to completion of the Proposed Subscription, the shareholders of the Plantation Companies and LPI (including SIMP and the Salim Group) currently have no intention to increase their respective investments in the Plantation Companies or LPI (save for the Proposed Subscription), but are willing to provide shareholders' loans and corporate guarantee in respect of debt financing.

Based on our discussion with the management of Indofood regarding the future development of the Plantation Companies, we noted that about Rp2,478 billion funding is expected to be required for the development of plantation land of the Plantation Companies for the period between 2008 and 2010.

The management of Indofood has confirmed to us that LPI currently has secured bank loan facilities of Rp1,167 billion (equivalent to about US$130 million) which is interest bearing at an average rate of State Bank Interest Rate (Certificate Bank of Indonesia) quoted by Central Bank of Indonesia from time to time ("**SBI**") plus 4%, and such entire loan facilities have been and will be used by LPI for its development of sugar cane plantation business which are considered to be essential and imperative for its overall business development. We were advised that the purpose of the Financial Assistance relating to LPI is to seek additional fundings for the development of its sugar cane plantation business and to refinance the aforesaid existing bank loans, given that the average borrowing rate for LPI's existing bank loans of SBI plus 4% is higher than the current average borrowing rate for the Indofood Group's existing bank loans granted by the local banks of SBI plus 1%. The management of Indofood considers that it is highly beneficial to have the aforesaid refinancing arrangement, as it would enable LPI to obtain sufficient funding to accomplish its development plans while avoiding unnecessarily high funding cost.

According to the management of Indofood, the current local financial institutions are only willing to grant loans up to 65% (for sugar cane plantations) and 70% (for oil palm plantations) of the total funding required for any plantation projects with either corporate guarantees or pledged assets as the security. We were advised by the management of Indofood that, subject to the negative pledge clause agreed between SIMP and its existing creditors, SIMP, together with its subsidiaries, are restricted to pledge their assets for any purpose, and therefore, the local banks have requested and will continue to request corporate guarantees as security for the loans granted or to be granted to any of the Plantation Companies and LPI.

Given the above, the shareholders of the Plantation Companies and LPI (including SIMP and the Salim Group) have provided and will continue to provide up to 30% or 35% (as the case may be) of the total funding requirement for the Plantation Companies' or LPI's (as the case may be) plantation projects by way of shareholders' loans with interest charged at a rate no less than that charged by the other shareholders of the Plantation Companies and LPI (the "**Shareholders' Loans**") respectively; while the remaining of around 65% or 70% of the total funding (as the case may be) are/will be financed by loans granted by certain local financial institutions whereby the shareholders of the Plantation Companies and LPI (including SIMP and the Salim Group) have/will provide corporate guarantees on a pro rata basis for the same amount as the security relating thereto.

The management of Indofood has confirmed to us that the provision of the Financial Assistance is solely to facilitate the Plantation Companies and LPI to implement their respective projected planting plans, which are palm oil and sugar cane plantation development projects in Indonesia and is within the ordinary and usual course of business of the Plantation Companies and LPI respectively.

We were advised that the loans from the relevant local financial institutions to any of the Plantation Companies and LPI are of and will probably have a term of seven years (comprising a two-year grace period and a five-year repayment period) and ten years (comprising a four-year grace period and a six-year repayment period), respectively, and the corporate guarantees relating thereto shall remain in place until the relevant loans are fully repaid. We were also advised that the durations of the loan facilities are in line with the respective general production cycle time related to the Plantation Companies' oil palm plantations and LPI's sugar cane plantations, which are considered to be the industry norm commonly applied to oil palm and sugar cane plantation companies in Indonesia. Notwithstanding the above, the entire Shareholders' Loans are repayable by 31 December 2010, which will be extended for a further three-year period upon expiration, if necessary, subject to the Listing Rules and any applicable laws and regulations.

The management of Indofood confirmed that the provision of the shareholders' loans and corporate guarantees by SIMP are not expected to have any material adverse impact on the Indofood Group's financial position in view of (1) the existing financial position of the Indofood Group, the Plantation Companies and LPI respectively; and (2) the economic benefits to be generated from the loan facilities. The Directors further confirmed that notwithstanding the above, the Indofood Group will assess its then financial position every time prior to drawdown of the loan facilities by the Plantation Companies or LPI in order to avoid any material impact on its financial position.

Having considered (1) the background of and reason for the Financial Assistance as discussed above; (2) that the Shareholders' Loans are interest bearing at a rate no less than that charged by the other shareholders of LPI; (3) no security over the assets of the Group is granted; (4) that the provision of the corporate guarantees by SIMP is to facilitate the Plantation Companies and LPI to secure bank facilities; (5) that the granting of the Financial Assistance is on a pro rata basis and will not have any material adverse impacts to SIMP or the Indofood Group as discussed above; and (6) the objective of the Indofood Group to expedite the development process of its plantation business as stated in section (B)(1)(a) above, we concur with the view of the Directors that the Financial Assistance is essential for the Indofood Group's continued

business development. In this regard, we also concur with the view of the Directors that the Financial Assistance in respect of the Plantation Companies and LPI (subject to completion of the Proposed Subscription) is beneficial to the Indofood Group.

It should be noted that although SIMP or the Indofood Group is not a financial institution as classified in Rule 14.04(e) of the Listing Rules and the Directors consider that the Financial Assistance is not part of the Group's principal activities, the arrangement is and will be conducted in the normal course of business of the Group in relation to the development of oil palm and sugar cane plantations (subject to completion of the Proposed Subscription) in Indonesia based on normal commercial terms.

(x) Provision of consulting and technical services for project development by IKU to LPI (the "**Consulting Service**") (as referred to transaction type (2) as set out in Table Nine below)

We were advised that IKU provides various consulting and technical services for project development including, but not limited to, soil survey, integrated environment feasibility study, placement of engineers, environment management and preparation of monitoring report to build up an optimal environment and monitor the environmental impact of the sugar cane plantation. We were also advised that an environmental assessment report is required to be submitted to the Ministry of Environment of Indonesia and other concerned parties quarterly, and IKU employs a team of qualified engineers who are capable to prepare such reports. The management of Indofood believes that the Consulting Service is essential and imperative to the quality and yield of sugar cane as well as the compliance to the relevant Indonesian laws and regulations. In this regard, we concur with the Directors' view that the Consulting Service is beneficial to the Indofood Group subject to completion of the Proposed Subscription.

(xi) Reasons for the Standardised Plantations Agreements (as defined in the paragraph below)

Similar to the Noodles Business Transactions, certain existing agreements in respect of the Plantations Business Transactions entered into by the Indofood Group are not standardised in terms of their respective expiry dates. The Indofood Group proposes to, upon approval of the Independent Shareholders, (1) for the same reasons for the entering into of the Standardised Noodles Agreements as discussed in section (A)(1)(b)(i) above, terminate all the existing agreements in relation to the Plantations Business Transactions with expiration prior to 31 December 2010 (i.e. transactions type (1) to (15) as set out in Table Seven below), and simultaneously enter into new agreements for the relevant

Plantation Business Transactions with the same respective contracting parties substantially on the same terms and conditions (save for the duration of such new agreements whereby their expiry dates are to be standardised at 31 December 2010); and (2) enter into agreements in relation to all the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription) with the relevant parties with expiry dates standardised at 31 December 2010 (collectively, the "**Standardised Plantations Agreements**"). It is noted that the Standardised Plantations Agreements can be renewed for a further three years upon expiration, subject to the Listing Rules and any applicable laws and regulations.

Given that the existing agreement in respect of transactions type (16) and (17) as set out in Table Seven below are due to expire on 31 May 2016 and 31 December 2010 respectively, both agreements will remain in place and no change will be made to any of them.

(e) Conclusion

Given the above and in particular (i) the business nature and objectives of the Indofood Group regarding the agribusinesses as described in section (B)(1)(a) above; and (ii) the respective principal activities of the Indofood Group (including SIMP, the Plantation Companies, LSIP and LPI (subject to completion of the Proposed Subscription)), it is reasonable to expect that each of the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription) will continue to take place on a regular and frequent basis and in the normal (for transactions type (13) to (15) and transaction type (1) regarding the Financial Assistance as set out in Table Seven and Table Nine below respectively) or in the ordinary and usual (for all remaining plantation and sugar related transactions) course of business of the Indofood Group in future. As such, we are of the view that it would be impractical for the Company to strictly comply with the Listing Rules requirements regarding "connected transactions" on each occasion when they arise.

In this respect, we are of the view that it is beneficial to the Group to have the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions (subject to completion of the Proposed Subscription) and the Standardised Plantations Agreements in place and to adopt the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps, as that would help facilitate the smooth operation and future development of the Indofood Group's business for the three financial years ending 31 December 2010.

Given the above, we consider that the entering into of the Plantations Business Transactions, the New Plantations Business Transactions, the Sugar Transactions (subject to completion of the Proposed Subscription) and the Standardised Plantations Agreements together with the adoption of the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps (Subject to completion of the Proposed Subscription) are conducted in the normal or ordinary and usual (as the case may be) course of the Group's business and are in the interests of both the Company and the Shareholders as a whole.

2. *Principal terms of the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions*

The Directors confirmed to us that each category of transactions of similar nature contemplated under the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription) will be conducted in accordance with similar terms and conditions and on normal commercial terms, and particularly, the price/fee to be charged/paid by the Indofood Group (including the Plantation Companies and LPI (subject to completion of the Proposed Subscription)) will be in line with the current pricing/fee structure adopted for the existing transactions of similar nature and those for the New Plantations Business Transactions and the Sugar Transactions will be based on prevailing market rate.

Set out below are the principal terms of each category of transactions contemplated under the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions:

(a) Seedlings Transactions

(i) Nature of the transactions

SAIN and LSIP agree to supply seedlings and sprouts to each of the Plantation Companies to be used for the oil palm plantations in their respective plantation land commencing from the effective date of the relevant Standardised Plantations Agreements and expiring on 31 December 2010.

The Directors have confirmed that all seedlings and sprouts to be supplied by SAIN and LSIP to the Plantation Companies will be solely used in their plantation land.

(ii) Pricing basis

The selling prices of the seedlings and sprouts shall be determined by and mutually agreed between the relevant contracting parties from time to time. Based on our discussion with Indofood's management, it is our understanding that the seedlings and sprouts to be supplied to each of the Plantation Companies will principally be of the same nature and that the unit selling prices set out in the predetermined quotations will be determined after arm's length negotiations between the relevant parties involved with reference to the then prevailing market prices for seedlings and sprouts. We have reviewed the respective predetermined quotations contained in the respective Standardised Plantations Agreements, and noted that the unit selling prices of the seedlings and sprouts are the same to each of the Plantation Companies.

For comparison purposes, we have reviewed (1) certain invoices regarding the purchase of seedlings from an independent third party by the Plantation Companies; and (2) certain invoices regarding the purchase of sprouts from an independent third party by the Plantation Companies, and noted that the selling prices of seedlings and sprouts offered to the Plantation Companies are more favourable to SAIN and LSIP when compared to the prices levied by such independent suppliers under our review.

(b) Research Services

(i) Nature of the transactions

SAIN agrees to provide certain research services (including land and soil feasibility study, drainage and water management and fertiliser recommendation) to certain Plantation Companies in order to build up an optimal environment for the oil palm plantation commencing from the effective date of the relevant Standardised Plantations Agreements and expiring on 31 December 2010.

(ii) Pricing basis

The fees regarding each of the Research Services shall be determined by and mutually agreed between the relevant parties by entering into a letter of work instruction which specifies the scope, the procedure, the time schedule and the service fees quotation. Pursuant to the relevant Standardised Plantations Agreements, the fees will be determined by the parties involved through arm's length negotiations with reference to the area of the plantation land, the scope of work, the total working hours and the prevailing market rate. We also noted that additional fees will be charged for out-of-pocket expenses like transportation and accommodation expenses and also for the presentation exercises.

The Company advised that as at the Latest Practicable Date, the Group had not in the past conducted any similar transactions with other independent third parties as the provision of research services are of specific application and secrecy, and therefore there are no comparable transactions with independent third parties available for our analysis. Notwithstanding this, in assessing the reasonableness of the research fees, we have reviewed the quotation from an independent third party on provision of similar research services, and noted that the service fees charged by SAIN are more favourable when compared to the fees levied by such independent service provider under our review.

(c) Heavy Equipment Transactions

(i) Nature of the transactions

GS agrees to lease and purchase, and MPI agrees to lease, certain models of heavy equipment from RMK for their respective oil palm plantation businesses purposes commencing from the effective date of the relevant Standardised Plantations Agreements and expiring on 31 December 2010.

We noted that pursuant to the Standardised Plantations Agreements in respect of purchases and lease of heavy equipment, GS and MPI are required to bear the cost of maintenance due to tear or wear under normal circumstances. As such, GS and MPI further agree to purchase spare parts from RMK.

The Directors have confirmed to us that all the heavy equipment leased and purchased from RMK will be used for GS's and MPI's own plantations businesses and all the spare parts purchased will be applied for the maintenance of the heavy equipment used by GS and MPI.

(ii) Pricing basis

The leasing rates of the heavy equipment and the selling prices of the heavy equipment and the spare parts shall be determined by and mutually agreed between the relevant contracting parties through arm's length negotiations with reference to the prevailing market rates.

The Company advised that as at the Latest Practicable Date, the Plantation Companies had not in the past conducted any similar transactions with other independent parties. Notwithstanding the above, it is the belief of the management of Indofood that based on the previous Heavy Equipment Transactions, GS and MPI will be able to purchase spare parts from RMK in small quantities at whole-sale prices. Furthermore, the Directors have confirmed to us that the purchasing prices and leasing fee payable by GS or MPI for any future Heavy Equipment Transactions will be determined through arm's length negotiations between the relevant parties involved based on normal commercial terms in accordance with the prevailing market rates.

(d) Office Rental Transaction

(i) Nature of the transactions

GS agrees to lease an office from RMK commencing from the effective date of the relevant Standardised Plantations Agreement and expiring on 31 December 2010.

(ii) Pricing basis

Pursuant to the relevant Standardised Plantations Agreement, the total rental fee for the three-year period shall be Rp450 million (equivalent to about US$50,000), excluding the value added tax and income tax which shall be borne by the parties involved in accordance with the prevailing tax regulations, payable in advance and the rental fee is determined based on prevailing market rental rate.

The Directors have confirmed to us that based on a quotation from an independent property owner, the rental fee charged for rental of similar office is around Rp510 million (equivalent to about US$57,000) for a three-year period. It is noted that the rental rate payable by GS is more favourable when compared to the rental rate levied by such independent local property owner under our review.

(e) Leasing Transaction

(i) Nature of the transactions

SIMP agrees to lease a land in Jakarta which has a total area of 19,875 square metres from AS for an initial term of 20 years commencing on 1 June 1996 and expiring on 31 May 2016.

It should be noted that the 20-year tenure of the agreement in respect of the Leasing Transaction exceeds the three-year limit as set out in Rule 14A.35(1) of the Listing Rules. In this regard, we have discussed with the management of Indofood, and are advised that the relevant land has been utilising by SIMP for the establishment of its refinery facilities since 1984, and SIMP currently has no intention to relocate its refinery facilities elsewhere. We are also advised that the long tenure of the relevant agreement is essential for the success of the edible oils and fats business of SIMP as this will allow long-term operational stability, and at the same time, facilitate production continuity of SIMP and a smooth long-term business co-operation between SIMP and other members of the Indofood Group which are also engaged in agribusiness, which will be beneficial to the Indofood Group.

The table below summaries the relevant terms of the rental and leasing agreements for land undertaken in the recent years by other listed companies in Hong Kong (the "**Licensing Comparables**") for a term in excess of three years, which we have reviewed for comparison purposes.

Table Five

Name of the Licensing Comparables	Term
Aluminium Corporation of China Limited (Stock code: 2600)	Up to a maximum of 50 years
AviChina Industry & Technology Company Limited (Stock code: 2357)	20 years
Beijing Capital International Airport Company Limited (Stock code: 694)	20 years
China Merchants Holdings (International) Company Limited (Stock code: 144)	25 years
China National Building Materials Company Limited (Stock code: 3323)	Ranging from 13 to 40 years
China Petroleum & Chemical Corporation (Stock code: 386)	50 years for land for industrial use; and 40 years for land for commercial use
Dongfeng Motor Group Company Limited (Stock code: 489)	45 years and 8 months

Name of the Licensing Comparables	Term
Eyang Holdings (Group) Co., Limited (Stock code: 117)	9 years and 8 months
Geely Automobile Holdings Limited (Stock code: 175)	20 years
Guangnan (Holdings) Limited (Stock code: 1203)	28 years and 4 months
China Shenhua Energy Company Limited (Stock code: 1088)	20 years
Petrochina Company Limited (Stock code: 857)	50 years
Shanghai Electric Group Company Limited (Stock code: 2727)	20 years
TravelSky Technology Limited (Stock code: 696)	10 years

Sources: The announcements, circulars, prospectus and latest annual reports of the respective Licensing Comparable published on the website of the Exchange.

As illustrated in Table Five above, the terms of the rental and leasing agreements undertaken by other Hong Kong listed companies could range from 9 to 50 years. As such, we are of the view that it is not unusual for the Indofood Group to enter into the Leasing Transaction with tenure longer than three years, as this would mitigate its exposure to the risk of unnecessary business disruption in case of relocation of its production facilities.

(ii) Pricing basis

Pursuant to the existing agreement, the total rental fee for a 20-year period shall be Rp11 billion (equivalent to about US$1.2 million) or about Rp28,000 (equivalent to about US$3.1) per square metre per year, excluding the value added tax and income tax which shall be borne by the parties involved in accordance with the prevailing tax regulations. The rental fee was fully paid in advance in 1996.

We were advised that the aforesaid rental fee has been determined by the parties involved after arm's length negotiations with reference to the then prevailing market rental rates.

The Directors have confirmed to us that based on a quotation from an independent property agency, the rental fee charged for rental of similar land is around Rp50,000 (equivalent to about US$5.6) per square metre per year. It is noted that the rental rate payable by SIMP is more favourable when compared to the rental rate levied by such independent property agency under our review.

(f) Pumping Service

(i) Nature of the transaction

STP agrees to provide services for pumping and channelling the crude palm oil and palm kernel oil into and out of the storage tanks to SIMP for an initial term of three years commencing on 2 January 2008 and expiring on 31 December 2010.

(ii) Pricing basis

The fees regarding the Pumping Service shall be at a rate of Rp20 per kilogram (excluding 10% value added tax) (or such other rate which shall be determined by and mutually agreed between the relevant contracting parties from time to time). The Directors confirmed that the aforesaid predetermined rate has been determined after arm's length negotiations between the relevant parties involved with reference to the prevailing market rates.

The management of Indofood advised that as at the Latest Practicable Date the Indofood Group had not in the past conducted any similar transactions with other third parties, and therefore there are no comparable third party transactions available for our analysis. Notwithstanding this, in assessing the reasonableness of the service fees, we have reviewed a quotation from an independent third party for provision of similar pumping and loading services, and noted that the service fees payable by SIMP are more favourable when compared to the fee levied by such independent service provider under our review.

(g) Agronomy Materials Transactions

(i) Nature of the transactions

GS and MPI agree to supply agronomy materials to each other for the oil palm plantations for their respective plantation land commencing from the effective date of the relevant Standardised Plantations Agreements and expiring on 31 December 2010.

The Directors have confirmed to us that all agronomy materials to be transacted between GS and MPI will be solely used in their plantation land only.

(ii) Pricing basis

Pursuant to the respective Standardised Plantations Agreements, the selling prices of the agronomy materials shall be determined by and mutually agreed between the relevant contracting parties from time to time at cost.

The Directors confirmed that the consideration payable by GS or MPI to the other party is only to reimburse the actual sourcing costs of the relevant agronomy material to be incurred in the procurement process by the relevant party, and therefore no profit would be generated by either party as a result of their sales of agronomy materials to each other.

(h) Building Materials Transactions

(i) Nature of the transactions

GS and MPI agree to purchase building materials from RMK commencing from the effective date of the relevant Standardised Plantations Agreements and expiring on 31 December 2010.

The management of Indofood have confirmed to us that all building materials to be purchased by GS and MPI will be solely used only in the construction of plantation offices, warehouses and other buildings which are required by their respective estates.

(ii) Pricing basis

Pursuant to the respective Standardised Plantations Agreements, the selling prices of the building materials shall be determined by and mutually agreed between the relevant contracting parties from time to time with reference to the then prevailing market rates.

The management of Indofood advised that as at the Latest Practicable Date the Indofood Group had not in the past conducted any similar transactions. The management of Indofood further confirmed that notwithstanding the fact that the Building Materials Transactions have yet to be commenced, the relevant purchase prices payable by GS or MPI for any Building Materials Transactions will be determined through arm's length negotiations between the relevant parties involved based on normal commercial terms in accordance with the prevailing market rates.

(i) Financial Assistance

(i) Nature of the transactions

The shareholders of the Plantation Companies and LPI (including SIMP and the Salim Group) agree to, on a pro rata basis, provide financial assistance in form of shareholders' loan and corporate guarantee to (1) facilitate the Plantation Companies' and LPI's (subject to completion of the Proposed Subscription) total funding requirement for the development of their oil palm and sugar cane plantations businesses respectively; and (2) refinance LPI's existing bank loan facilities of Rp1,167 billion (equivalent to about US$129.7 million) (subject to completion of the Proposed Subscription). The provision of shareholders' loans is subject to a fixed term expiring on 31 December 2010, which will be extended for a further three-year period upon expiration, if necessary, subject to subject to the Listing Rules and any applicable laws and regulations.

Up to the date of the Circular, the total shareholders' loan granted by SIMP to the Plantation Companies amounted to about Rp83.3 billion (equivalent to about US$9.3 million), which represents 60% of the total shareholders' loans currently obtained by the Plantation Companies and shall be repayable by 31 December 2010 (which will be extended for a further three-year period upon expiration, if necessary, subject to the Listing Rules and any applicable laws and regulations); while the corporate loan guarantees granted by SIMP on a no charge basis are in an amount of about Rp73.0 billion (equivalent to about US$8.1 million) in aggregate, which represents 60% of the Plantation Companies' total amount of loans currently granted by the local financial institutions and shall be released upon maturity of the related bank loan granted to the relevant Plantation Companies. As confirmed by the management of Indofood, save for such guarantees, there is no other security or charges provided for the Plantation Companies' present bank facilities. The management of Indofood also confirmed that as at the Latest Practicable Date, no shareholders' loan or corporate guarantee has been granted by SIMP to LPI and the Financial Assistance relating to LPI will only be executed upon completion of the Proposed Subscription. We understand from the Directors that such loan facilities will continuously be used to, directly, or indirectly, finance the development costs of the Plantation Companies' and LPI's projected planting plans.

(ii) Pricing basis

Pursuant to the relevant Standardised Plantations Agreements in relation to the Plantation Companies, the interest rate will be charged at SBI plus 1% (or such other rate which shall be determined by and mutually agreed between the relevant contracting parties), and in any event, the interest rate to be charged by SIMP to the Plantation Companies for any shareholders' loan will not be less than the interest rate charged by the other shareholders of the Plantation Companies. We were advised by the management of Indofood that such interest rate is the borrowing rate of the bank loans currently charged to the Plantation Companies and the current average borrowing rate for the Indofood Group's existing bank loans.

Pursuant to the Standardised Plantations Agreement in relation to LPI, (1) the shareholders' loan will be granted to LPI on a pro-rata basis based on the respective shareholding interest of its shareholders; and (2) the interest rate to be charged by SIMP to LPI for any shareholders' loan will not be less than the interest rate charged by the other shareholders of LPI.

According to Indofood's management, SIMP has also provided financial assistance (by way of provision of shareholders' loans or corporate guarantees on a pro rata basis) to other members of the Indofood Group based on the same terms and conditions as stipulated in the Standardised Plantations Agreements in respect of the Financial Assistance, and it is a common practice for the shareholder to provide financial assistance to its subsidiaries in Indonesia. Furthermore, Indofood's management considers that the terms of the relevant Standardised Plantations Agreements reflect the essence of the pro rata equity interests of the Indofood Group in each of the Plantation Companies and LPI.

(j) Consulting Service

(i) Nature of the transaction

IKU agrees to provide certain consulting and technical services for project development (including soil survey, integrated environment feasibility study, placement of engineer, environment management and preparation of monitoring report) to LPI upon completion of the Proposed Subscription in order to build up an optimal environment and monitor the environmental impact of the sugar cane plantation commencing from the effective date of the relevant Standardised Plantations Agreement and expiring on 31 December 2010.

(ii) Pricing basis

The service fees regarding the Consulting Service shall be determined by and mutually agreed between the relevant parties by entering into a letter of work instruction which specifies the scope, the procedure, the time schedule and the service fees quotation. Pursuant to the relevant Standardised Plantations Agreement, the fees will be determined by the parties involved through arm's length negotiations with reference to the area of the plantation land, the scope of work, the total working hours and the prevailing market rate.

The management of Indofood advised that as at the Latest Practicable Date, the Indofood Group had not in the past conducted any similar transactions and therefore there are no comparable transactions with independent third parties available for our analysis. The management of Indofood further confirmed that notwithstanding the fact that the Consulting Service has yet to be commenced, the relevant service fees payable by LPI for any Consulting Service will be determined through arm's length negotiations between the relevant parties involved based on normal commercial terms in accordance with the prevailing market rates.

In light of the foregoing, we are of the opinion that the respective terms and conditions of the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions are fair and reasonable, on normal commercial terms and in the interests of both the Company and the Shareholders as a whole.

3. *Requirements of the Listing Rules*

For each financial year of the Company during the terms of each of the agreements related to the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions, the subject transactions will be subject to review by the Independent Non-executive Directors and the Company's auditors as required by the provisions of the Rules 14A.37 and 14A.38 of the Listing Rules respectively. The Independent Non-executive Directors must confirm in the annual report and accounts that the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions have been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

- in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Furthermore, the Listing Rules require that the Company's auditors must provide a letter to the Board (with a copy provided to the Exchange at least ten business days prior to the bulk printing of the annual report of the Company), confirming that the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions:

- have received the approval of the Board;

- are in accordance with the pricing policies of the Company if the transactions involve provision of goods or services of services by the Company;

- have been entered into in accordance with the relevant agreement governing the transactions; and

- have not exceeded the cap disclosed in its previous announcement.

It was stated in the 2007 Annual Report that, pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-executive Directors have confirmed that for the year ended 31 December 2007, each of the Plantations Business Transactions has been entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms or on terms no less favourable to Indofood than terms available to independent third parties; (3) in accordance with the relevant agreement; and (4) on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The auditors of the Company have performed a review of the Plantations Business Transactions for the year ended 31 December 2007 and have confirmed that the Plantations Business Transactions were conducted in the manner stated in Rule 14A.38 of the Listing Rules.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions will be conducted on terms that are fair and reasonable and on normal commercial terms as far as the Independent Shareholders are concerned.

4. *The Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps*

(a) Overview of change in price of crude palm oil

The following chart illustrates the daily closing price trend of crude palm oil during the last five years preceding the Latest Practicable Date (the "**Five-year Period**"):


US$1,240.0 as at the Latest Practicable Date
Daily closing price of crude palm oil (US$/metric tonne)
1,600
1,400
1,200
1,000
800
600
400
200
-
12-Jun-03
12-Jun-04
12-Jun-05
12-Jun-06
12-Jun-07

Source: Bloomberg

As illustrated above, we noted that the price of crude palm oil has been generally on an upward trend during the Five-year Period, increasing by some 208.1% from US$402.5 per metric tonne as at 12 June 2003 to US$1,240.0 per metric tonne as at the Latest Practicable Date. In particular, the price of crude palm oil continued rising briskly since early 2007 and reached the highest of US$1,395.0 per metric tonne on 3 March 2008. Based on our discussion with the management of Indofood regarding the recent variations in the price of crude palm oil and our review on the crude palm oil market, we understand that the continued upward trend since early 2007 was mainly due to (1) the deficit in global supply for vegetable oils; and (2) the reduction in the stock levels of vegetable oils.

According to the independent forecasts of the global crude palm oil market by the United States Department of Agriculture, it is expected that (1) vegetable oil (including crude palm oil) prices will likely remain above historic averages in 2009 as demand remains strong primarily due to surging growth in the developing world; and (2) increased availability of vegetable oils due to rebounding and growing production will help mitigate upward price pressure in 2009 but likely will not be enough to push prices down to historic levels.

Based on our review on the crude palm oil market, we noted that both the global demand for and unit price of crude palm oil have been continuously increasing since 2003 and is expected to remain strong in 2009, resulting principally from (i) the relatively higher prices of soybean oil, which is an alternative product of palm oil; (ii) the popularity of palm oil based edible vegetable oils; (iii) the strong demand for processed foods (especially instant noodles); (iv) the increase in the demand for crude palm oil as a renewable energy source; (v) the increasing demand for biodiesel prompted by the world trend to reduce dependence on crude oil and carbon dioxide emission (given palm oil used as second-generation biofuel may reduce carbon dioxide emissions by more than 80% according to The Malaysian Palm Oil Council); and (vi) the continuing economic and demographic growth in key markets. Given this, it is considered to be reasonable for the Group to increase the transaction volumes of the Plantations Business Transactions and expand the existing Plantations Business profile to include the New Plantations Business Transactions, with an aim to reduce the level of risk exposure to the expected continued growth in the price of crude palm oil and avoid shortage in supply of crude palm oil for its edible oils and fats businesses.

(b) The historical record of the transaction volumes of the Plantations Business Transactions

Set out below are details of the actual transacted amount of each of the Plantations Business Transactions for each of the three financial years ended 31 December 2007 and the three months ended 31 March 2008 respectively; and the comparison of the transacted amount with the relevant Annual Caps under the existing Annual Caps as detailed in the May 2007 Circular for the year ended 31 December 2007 (the "**Plantation Utilisation Rate**"):

Table Six

Type of the Plantations Business Transactions	For the year ended 31 December			For the three months ended 31 March
	2005	2006	2007	2008
	US$ million	*US$ million*	*US$ million*	*US$ million*
(1) Purchase of spare parts from RMK by GS	n.a.	n.a.	-	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	-	*Note*
(2) Lease of heavy equipment from RMK by GS	n.a.	n.a.	0.33	0.15
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*82.50%*	*Note*

Type of the Plantations Business Transactions	For the year ended 31 December 2005 US$ million	2006 US$ million	2007 US$ million	For the three months ended 31 March 2008 US$ million
(3) Rental of office space from RMK by GS	n.a.	n.a.	0.04	0.00
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*40.00%*	*Note*
(4) Lease of heavy equipment from RMK by MPI	n.a.	n.a.	0.11	0.04
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*78.57%*	*Note*
(5) Sales of seedlings from SAIN to MSA	n.a.	n.a.	0.53	0.11
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*40.77%*	*Note*
(6) Sales of seedlings from SAIN to SBN	n.a.	n.a.	0.22	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*36.67%*	*Note*
(7) Sales of seedlings from SAIN to ASP	n.a.	n.a.	-	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	-	*Note*
(8) Sales of seedlings from SAIN to GS	n.a.	n.a.	-	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	-	*Note*
(9) Sales of seedlings from SAIN to MPI	n.a.	n.a.	-	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	-	*Note*
(10) Provision of services for research from SAIN to MSA	n.a.	n.a.	0.04	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*40.00%*	*Note*
(11) Provision of services for research from SAIN to SBN	n.a.	n.a.	0.01	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*10.00%*	*Note*

Type of the Plantations Business Transactions	For the year ended 31 December 2005	2006	2007	For the three months ended 31 March 2008
	US$ million	*US$ million*	*US$ million*	*US$ million*
(12) Provision of services for research from SAIN to ASP	n.a.	n.a.	0.01	-
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*10.00%*	*Note*
(13) Grant of financial assistance (including loans and guarantees) from SIMP to MSA and ASP	n.a.	n.a.	8.00	8.20
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*83.33%*	*Note*
(14) Grant of financial assistance (including loans and guarantees) from SIMP to SBN	n.a.	n.a.	0.64	0.65
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*53.20%*	*Note*
(15) Grant of financial assistance (including loans and guarantees) from SIMP to MCP, MPI and GS	n.a.	n.a.	7.82	8.11
Plantation Utilisation Rate:	*n.a.*	*n.a.*	*74.50%*	*Note*
(16) Lease of land from AS to SIMP	0.06	0.06	0.06	0.01
Plantation Utilisation Rate:	*60.00%*	*60.00%*	*60.00%*	*Note*
(17) Pumping and loading services from STP to SIMP	0.34	0.34	0.31	0.08
Plantation Utilisation Rate:	*60.00%*	*60.00%*	*62.00%*	*Note*

Note: Due to the disproportionate amount of the Plantations Business Transactions on a month-by-month basis, we do not consider it appropriate to estimate the Plantation Utilisation Rate for the year ending 31 December 2008 by annualising the actual transacted amount for the first quarter of 2008, as such estimates may not be accurately reflective of the actual Plantation Utilisation Rate.

As illustrated in Table Six above, no transactions type (1), (7), (8) and (9) had been effected during the financial year 2007 and the first quarter of 2008; while it is noted that the respective Plantation Utilisation Rate for the transactions type (3), (5), (6) and (10) to (12) for the financial year 2007 was relatively low as compared with those for the remaining Plantations Business Transactions respectively for the relevant year. As advised by the management of Indofood, the above circumstances was mainly due to the delay in the relevant Plantation Companies' plantation progress as a result of extra time required for funding solicitation, which will be expedited in second half of 2008 upon receipt of additional funds (subject to the approval of the Revised Plantations Caps in respect of the Financial Assistance and availability of additional bank facilities). Notwithstanding the above, there have been steady transacted amounts for the remaining Plantations Business Transactions (as referred to transactions type (2), (4) and (13) to (17) for the financial year 2007).

Given the short history of all the Plantations Business Transactions (save for transactions type (16) and (17)) which were only initially commenced in 2007 and the unexpected external factors contributing to the relatively low Plantation Utilisation Rates for the relevant Plantations Business Transactions as discussed above, we concur with the Directors' view that the generally low Plantation Utilisation Rates and the actual transacted amount deviations from the initial forecasts for the relevant Plantations Business Transactions, on the whole, are acceptable.

(c) The bases of determination of the Revised Plantations Caps, the 2010 Plantations Caps and the Sugar Caps

The following table sets out the details of the Revised Plantations Caps and the 2010 Plantations Caps for each of the Plantations Business Transactions:

Table Seven

	Type of the Plantations Business Transactions	**The relevant Revised Plantations Caps and the 2010 Plantations Caps*** *US$ million*
(1)	Purchase of spare parts from RMK by GS	2008: 0.1 *(0.2)* 2009: 0.2 *(0.2)* 2010: 0.3
(2)	Lease of heavy equipment from RMK by GS	2008: 0.8 *(0.4)* 2009: 0.9 *(0.4)* 2010: 1.0

Type of the Plantations Business Transactions		The relevant Revised Plantations Caps and the 2010 Plantations Caps* *US$ million*
(3)	Rental of office space from RMK by GS	2008: 0.1 *(0.1)* 2009: 0.2 *(0.1)* 2010: 0.3
(4)	Lease of heavy equipment from RMK by MPI	2008: 0.3 *(0.1)* 2009: 0.4 *(0.1)* 2010: 0.6
(5)	Sales of seedlings from SAIN to MSA	2008: 1.3 *(1.0)* 2009: 1.4 *(0.7)* 2010: 1.6
(6)	Sales of seedlings from SAIN to SBN	2008: 0.9 *(0.7)* 2009: 1.0 *(0.7)* 2010: 1.1
(7)	Sales of seedlings from SAIN to ASP	2008: 0.8 *(0.6)* 2009: 1.7 *(0.6)* 2010: 1.8
(8)	Sales of seedlings from SAIN to GS	2008: 1.0 *(0.8)* 2009: 1.1 *(n.a.)* 2010: 1.2
(9)	Sales of seedlings from SAIN to MPI	2008: 1.0 *(0.4)* 2009: 1.1 *(0.5)* 2010: 1.2
(10)	Provision of services for research from SAIN to MSA	2008: 0.1 *(0.1)* 2009: 0.3 *(0.1)* 2010: 0.4
(11)	Provision of services for research from SAIN to SBN	2008: 0.1 *(0.1)* 2009: 0.3 *(0.1)* 2010: 0.4
(12)	Provision of services for research from SAIN to ASP	2008: 0.1 *(0.1)* 2009: 0.3 *(0.1)* 2010: 0.4
(13)	Grant of financial assistance (including loans and guarantees) from SIMP to MSA and ASP	2008: 79.4 *(9.6)* 2009: 79.4 *(9.6)* 2010: 79.4

Type of the Plantations Business Transactions	The relevant Revised Plantations Caps and the 2010 Plantations Caps* *US$ million*
(14) Grant of financial assistance (including loans and guarantees) from SIMP to SBN	2008: 20.7 *(1.2)* 2009: 20.7 *(1.2)* 2010: 20.7
(15) Grant of financial assistance (including loans and guarantees) from SIMP to MCP, MPI and GS	2008: 114.7 *(10.5)* 2009: 114.7 *(10.5)* 2010: 114.7
(16) Lease of land from AS by SIMP	2008: 0.1 *(0.1)* 2009: 0.1 *(0.1)* 2010: 0.1
(17) Pumping and loading services from STP to SIMP	2008: 0.8 *(0.6)* 2009: 0.9 *(0.7)* 2010: 1.1

* *The figures in parentheses denote the Annual Caps under the existing Annual Caps as detailed in the May 2007 Circular for the relevant financial year.*

Set out below are the details of the relevant New Plantations Caps for each of the New Plantations Business Transactions for the three years ending 31 December 2010:

Table Eight

Type of the New Plantations Business Transactions	The relevant New Plantations Caps *US$ million*
(1) Sales of agronomy materials from GS to MPI	2008: 0.6 2009: 0.7 2010: 0.9
(2) Sales of agronomy materials from MPI to GS	2008: 0.6 2009: 0.7 2010: 0.9
(3) Purchase of heavy equipment from RMK by GS	2008: 0.9 2009: 0.9 2010: 0.9
(4) Purchase of building materials from RMK by GS	2008: 0.2 2009: 0.3 2010: 0.4

Type of the New Plantations Business Transactions		The relevant New Plantations Caps *US$ million*
(5)	Purchase of building materials from RMK by MPI	2008: 0.2 2009: 0.3 2010: 0.4
(6)	Purchase of spare parts from RMK by MPI	2008: 0.1 2009: 0.2 2010: 0.3
(7)	Sales of seedlings from LSIP to MSA	2008: 1.3 2009: 1.4 2010: 1.6
(8)	Sales of seedlings from LSIP to SBN	2008: 0.9 2009: 1.0 2010: 1.1
(9)	Sales of seedlings from LSIP to ASP	2008: 0.8 2009: 1.7 2010: 1.8
(10)	Sales of seedlings from LSIP to GS	2008: 1.0 2009: 1.1 2010: 1.2
(11)	Sales of seedlings from LSIP to MPI	2008: 1.0 2009: 1.1 2010: 1.2

Set out below are the details of the relevant Sugar Caps for each of the Sugar Transactions for the three years ending 31 December 2010:

Table Nine

Type of the Sugar Transactions		The relevant Sugar Caps *US$ million*
(1)	Grant of financial assistance (including loans and guarantees) from SIMP to LPI	2008: 135.0 2009: 135.0 2010: 135.0
(2)	Provision of consulting and technical services for project development by IKU to LPI	2008: 0.2 2009: 0.2 2010: 0.2

(i) Seedlings Transactions

It is noted that a substantial growth in the Annual Cap is generally expected for each of the Seedlings Transactions involving SAIN as the supplier for the two years ending 31 December 2009 when compared to their respective existing Annual Cap for the same periods. It is also noted that, save for the significant increase in the Annual Cap of the Seedlings Transactions involving ASP as the purchaser for the year ending 31 December 2009, the Annual Caps for all other Seedlings Transactions increase moderately for the two years ending 31 December 2010 when compared to the respective Annual Cap for the previous years. In this regard, we have discussed with the management of Indofood regarding the underlying reasons for the aforesaid growth, and noted that the management has principally taken into account (1) that the global demand for the crude palm oil is expected to continuously outstrip the global supply in the foreseeable future leading to continuous increase in the price of crude palm oil, in view of, among others, the continuing economic and demographic growth particularly in Asia Pacific and the limited availability of acreage for arable crops; (2) the internal demand for crude palm oil from the Indofood Group for use in its production of edible fats and oils production; (3) the projected plantation plans of the Plantation Companies for the coming three years; (4) the expected increase in the prices of the seedlings and sprouts along with the domestic inflation; (5) the relatively high quality and high yield rates of seedlings produced by SAIN and LSIP when compared to the market average; and (6) the adoption of general buffers of 30% to accommodate unanticipated future variations in plantation plans and the related development costs of seedlings and sprouts including the cost of raw materials and accessories.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Seedlings Transactions, we have reviewed (1) the industry outlook of crude palm oil market as detailed in sub-section (a) above; (2) the three-year projected plantation plans of the Plantation Companies; and (3) the existing market prices for seedlings and sprouts. We have also discussed with the management of Indofood regarding the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be fair and reasonable and in

the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that 219,537 hectares, representing about 54.0% of the total land bank of the Indofood Group, remain unplanted as at the Latest Practicable Date and the Indofood Group intends to speed up the development of its unplanted land bank in order to fulfill its internal demand for crude palm oil from a cost-effective aspect;
- the current intention of the Indofood Group to achieve 250,000 hectares of planted oil palm plantation area by 2010;
- that no sprouts will be sold to the Plantation Companies for the three years ending 31 December 2010 by SAIN or LSIP unless the supply of seedlings by SAIN and LSIP is in shortage;
- the estimated increase in the unit selling price of seedlings of 10% per annum, which is in line with the five-year average domestic inflation rate of about 9.7%;
- that the unit selling prices of seedlings are considered to be fair and reasonable as detailed in section (B)(2)(a)(ii) above; and
- the significant increase of about 112.5% in the proposed Annual Cap in respect of the Seedlings Transactions involving ASP as the purchaser for the year ending 31 December 2009 as compared to that for the previous year; given the intention of ASP to double its plantation areas in 2009.

(ii) Research Services

It is noted that a substantial growth in the Annual Cap is generally expected for each of the Research Services for the year ending 31 December 2009 when compared to their respective existing Annual Cap for the same periods; while there are also substantial increases in the Annual Caps for the two years ending 31 December 2010 when compared to the respective Annual Cap for the previous years. In this regard, we have discussed with the management of Indofood on the underlying reasons for the aforesaid growth. We noted that the aforesaid increases are generally in line with the estimated significant increase in the planted land of the Plantation Companies in the relevant periods, and the management has principally taken into account (1) the estimated cost,

including but not limited to staff cost and administrative cost, to be incurred in relation to the provision of the related research services; (2) the projected plantation plans of the Plantation Companies for the next three years; (3) the area of the respective plantation land; and (4) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and cost associated with the provision of the Research Services.

In our assessment of the respective reasonableness and fairness of the respective Annual Caps of the Research Services, we have reviewed (1) the market rate for the provision of similar research services by an independent third party; and (2) the three-year projected plantation plans of the Plantation Companies. We have also discussed with the management of Indofood on the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be fair and reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- the purpose of and the benefits to be derived from the Research Services as discussed in section (B)(1)(c)(ii) above;
- the current intention of the Indofood Group to achieve 250,000 hectares of planted oil palm plantation area by 2010; and
- that the research fees are considered to be fair and reasonable as detailed in section (B)(2)(b)(ii) above.

(iii) Heavy Equipment Transactions

It is noted that a substantial growth in the Annual Cap is generally expected for each of the Heavy Equipment Transactions for the two years ending 31 December 2009 when compared to the respective existing Annual Cap for the same periods; while there are also increases in the Annual Caps for the three years ending 31 December 2010 when compared to the respective Annual Cap for the previous years (save for the decrease in the transaction relating to the purchases of spare parts from RMK by GS for the year ending 31 December 2008). In this regard, we have discussed with the management of Indofood on the underlying reasons for the above circumstances. We noted that the aforesaid increases are generally in line with the estimated significant increase in the planted land of the Plantation Companies in the relevant periods, and the management has principally taken into account (1) the estimated number and model of heavy equipment required to be purchased and leased; (2) the estimated number and model of spare parts required for the maintenance of the heavy equipment; (3) the projected plantation plans

of the Plantation Companies for the coming three years; (4) the expected increase in the purchase price of the heavy equipment and spare parts along with the domestic inflation; (5) the expected increase in the leasing rate of the heavy equipment along with the domestic inflation; and (6) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and the purchase cost and leasing rate of heavy equipment and spare parts (as the case may be).

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Heavy Equipment Transactions, we have reviewed (1) the heavy equipment requirement schedules for the coming three years compiled by GS and MPI; and (2) the three-year projected plantation plans of the Plantation Companies. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- the current intention of the Indofood Group to achieve 250,000 hectares of planted oil palm plantation area by 2010;
- that the number and model of heavy equipment required for each year are forecasted with reference to the projected plantation area, the geographic condition of each plantation land and the availability of the existing heavy equipment;
- that the number and model of heavy equipment to be purchased by GS are forecasted with reference to (1) the current intention of the management of Indofood to continue leasing the existing heavy equipment and to purchase every heavy equipment required by the oil palm plantation from 2008 to 2010; and (2) the availability of the banking facilities and the projected cash flow of GS;
- that the number and model of spare parts to be purchased by GS and MPI are forecasted with reference to (1) the condition of the existing heavy equipment; (2) the useful life of each heavy equipment of around 15 years; and (3) the number of heavy equipment to be purchased or leased by GS and/or MPI;
- that, as estimated by the management of the Indofood, the leasing rate and unit purchase prices will increase by 10% per annum, which is in line with the five-year average domestic inflation rate of about 9.7%;

- that the leasing rate of the heavy equipment and the unit purchase prices of the heavy equipment and spare parts are considered to be fair and reasonable as detailed in section (B)(2)(c)(ii) above; and

- the decrease in the proposed Annual Cap in respect of the purchase of spare parts from RMK by GS for the year ending 31 December 2008 of US$0.1 million when compared to the respective existing Annual Cap of US$0.2 million; as a result of the downward adjustment in the expected necessities of the spare parts for maintenance given that the existing heavy equipment are currently in good condition.

(iv) Office Rental Transaction

It is noted that a substantial growth in the Annual Cap is expected for the Office Rental Transaction for the two years ending 31 December 2010 when compared to the respective Annual Caps for the previous years, which are generally in line with the estimated significant increase in the planted land of the Plantation Companies in the relevant periods. In this regard, we have discussed with the management of Indofood the underlying reasons of the aforesaid growth, and noted that the management has principally taken into account (1) the additional office spaces to be required in 2009 and 2010; (2) the expected increase in the rental rates of the office space along with the domestic inflation; (3) the availability of surplus office space of RMK; and (4) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and the rental rates for additional office space.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Office Rental Transaction, we have reviewed the market rate for rental of similar offices in the same district and the estimated office space requirement of GS for the coming three years. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that additional office space will be required in 2009 and 2010 respectively in view of the expected increase in headcount resulting from further development of oil palm plantation of GS;

- that, as estimated by the management of Indofood, the rental rates of the existing and additional office space will increase by 10% per annum, which is in line with the five-year average domestic inflation rate of about 9.7%;

- the current intention of the Indofood Group to seek for additional office spaces from RMK in view of the favourable rental rate offered by RMK; and

- that the rental rate is considered to be fair and reasonable as detailed in section (B)(2)(d)(ii) above.

(v) Leasing Transaction

As advised by the management of Indofood, after taking into account (1) the area of the relevant land; (2) the prevailing rental rate for similar lands for industrial purpose in the same district; and (3) the lease period of 20 years, no revision is considered to be necessary for the Annual Caps in relation to the Leasing Transaction for the three years ending 31 December 2010.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Leasing Transaction, we have reviewed the market rate for rental of lands for industrial purposes in the same district. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that the refinery facilities of SIMP were established on the relevant land since 1984 and have been operating over 20 years in good condition;

- that SIMP currently has no plan to relocate its refinery facilities and the 20-year rental for its lease of the relevant land has been fully paid in advance, and therefore the rental charge per annum of about US$0.1 million was fixed for each of the three years ending 31 December 2010; and

- that the rental rate is considered to be fair and reasonable as detailed in section (B)(2)(e)(ii) above.

(vi) Pumping Service

It is noted that a substantial growth in the Annual Cap is generally expected for each of the Pumping Service for the two years ending 31 December 2009 when compared to their respective existing Annual Cap for the same periods; while there are also substantial increases in the Annual Caps for the three years ending 31 December 2010 when compared to the respective Annual Cap for the previous years. In this

regard, we have discussed with the management of Indofood on the underlying reasons for the aforesaid growth. We noted that the aforesaid increases are generally in line with the estimated significant increase in the production of crude palm oil of the Indofood Group in the relevant periods, and the management has principally taken into account (1) the internal demand of crude palm oil from the Indofood Group for its edible fats and oils production business; (2) the increase in plantation areas and production of crude palm oil according to the projected plantation plans of the Indofood Group for the coming three years; (3) the need for more storage facilities and more frequent pumping services in view of the expected increase in supply and demand of crude palm oil; and (4) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and the charges in relation to the provision of the Pumping Service and other related costs for pumping and loading of crude palm oil.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Pumping Service, we have reviewed (1) the supply of crude palm oil and the demand for storage facilities and pumping services in the coming three years; and (2) the market rates for similar pumping services provided by an independent service provider. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that the Indofood Group is expected to generate crude palm oil (which will use the Pumping Service) of about 250 million tonnes, 280 million tonnes and 350 million tonnes per annum in 2008, 2009 and 2010 respectively;

- that the increase in production of crude palm oil will increase the demand of storage facilities given the current intention of the management of Indofood to enhance its storage facilities in Dumai; and

- that the pumping service fees are considered to be fair and reasonable as detailed in section (B)(2)(f)(ii) above.

(vii) Agronomy Materials Transactions

It is noted that an increase in Annual Caps is expected for the Agronomy Materials Transactions for the two years ending 31 December 2010 when compared to the respective Annual Cap for the previous years, which are generally in line with the estimated domestic inflation rate in the relevant periods. In this regard, we have discussed with the management of Indofood the underlying reasons of the aforesaid growth, and noted that the management has principally taken into account (1) the number and type of agronomy materials to be required by GS or MPI (as the case may be); (2) the expected increase in the purchase prices of the agronomy materials to be charged at cost along with the domestic inflation; and (3) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and the purchase cost of agronomy materials.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Agronomy Materials Transactions, we have discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that the number and type of agronomy materials to be used by GS or MPI (as the case may be) are estimated with reference to the projected plantation plans and the inventory level of the agronomy materials of GS and MPI;

- that, as estimated by the management of the Indofood, the unit purchase prices of the agronomy materials will increase by 10% per annum, which is in line with the five-year average domestic inflation rate of about 9.7%; and

- that the selling prices of agronomy materials will be charged at cost and therefore are considered to be fair and reasonable as detailed in section (B)(2)(g)(ii) above.

(viii) Building Materials Transactions

It is noted that an increase in the Annual Cap is expected for the Building Materials Transactions for the two years ending 31 December 2010 when compared to the respective Annual Cap for the previous years, which are generally in line with the estimated significant increase in the planted land of the Plantation Companies in the relevant periods. In this regard, we have discussed with the management of Indofood the underlying reasons of the aforesaid growth, and noted that the management has principally taken into account (1) the number of buildings and facilities and the building materials to be required in the estates in the coming three years; (2) the number of headcount to be employed in view of the progress of the oil palm plantation in the coming three years; (3) the expected increase in the purchase prices of the building materials, which will be based on market prices, along with the domestic inflation; and (4) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and purchase cost of building materials.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Building Materials Transactions, we have reviewed the estimated building materials required by GS and MPI in the coming three years. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- that the growth rate of the number of building materials required is in line with the increase in the planted area of the Plantation Companies in the coming three years;

- that, as estimated by the management of the Indofood, the unit purchase prices of the building materials will increase by 10% per annum, which is in line with the five-year average domestic inflation rate of about 9.7%; and

- that the purchase prices of building materials are considered to be fair and reasonable as detailed in section (B)(2)(h)(ii) above.

(ix) Financial Assistance

It is noted that a substantial growth in the Annual Cap is expected for the Financial Assistance in relation to the Plantation Companies for the two years ending 31 December 2009 when compared to the existing Annual Caps for the same periods; while the Annual Caps for the Financial Assistance in relation to all the Plantation Companies and LPI for the three years ending 31 December 2010 remain steady when compared to the respective Annual Cap for the previous years. In this regard, we have discussed with the management of Indofood the underlying reasons for the above, and noted that the management has principally taken into account (1) the respective projected plantation plans of the Plantation Companies and LPI for the next three years; (2) the estimated capital expenditure for the implementation of such projected plantation plans; (3) that SIMP is interested in 60% of the Plantation Companies and LPI; (4) that loans from the financial institutions are capped at 70% and 65% of the Plantation Companies' and LPI's total funding requirement; (5) that SIMP has to guarantee 60% of the Plantation Companies' and LPI's loans granted by the local financial institutions; (6) the existing loans granted by the financial institutions to the Plantation Companies and LPI respectively; and (7) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and the capital expenditures.

In our assessment of the respective reasonableness and fairness of the Annual Caps of the Financial Assistance in relation to the Plantation Companies and LPI, we have reviewed (1) the projected plantations plans of the Plantation Companies and LPI and the related projected capital expenditures for the coming three years; and (2) the shareholding structure of the Plantation Companies and LPI. We have also discussed with the management of Indofood the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- the current intention of the Indofood Group to achieve 250,000 hectares of planted oil palm plantation area by 2010 and 18,600 hectares of planted sugar cane plantation area by 2011;

- that the capital expenditure for the implementation of the Plantation Companies' and LPI's projected plantation plans for the coming three years are estimated with reference to (1) the respective projected plantations plans; (2) the respective number and models of machineries and equipment required; (3) the increase in production and administrative facilities resulting from additional headcount and enhanced production capacity; and (4) the estimated domestic inflation rate;

- that the current financial institutions will only grant up to 70% of the Plantation Companies' and 65% of LPI's total funding requirement, with the remaining balance to be fulfilled by the shareholders' loans from their respective shareholders (including SIMP and the Salim Group);

- that SIMP and the other shareholders of the Plantation Companies or LPI (including the Salim Group), which are respectively interested in 60% and 40% of the Plantation Companies or LPI (as the case may be), will bear the shareholders' loan and the corporate guarantee on a pro rata basis; and

- the existing bank loan facilities granted by the financial institutions to the Plantation Companies and LPI of about Rp121.6 billion (equivalent to about US$13.5 million) and Rp1,167 billion (equivalent to about US$129.7 million) respectively.

(x) Consulting Service

It is noted that the Annual Cap is expected to remain steady for the Consulting Service for the three years ending 31 December 2010. In this regard, we have discussed with the management of Indofood on the underlying reasons and noted that the management has principally taken into account (1) the estimated cost, including but not limited to staff cost and administrative cost, to be incurred in relation to the provision of the related consulting services; (2) the projected plantation plans of LPI for the next three years; (3) the area of the plantation land of LPI; and (4) the adoption of general buffers of 30% to accommodate unanticipated future variations in the plantation plans and cost associated with the provision of the Consulting Service.

In our assessment of the respective reasonableness and fairness of the respective Annual Caps of the Consulting Service, we have reviewed the three-year projected plantation plans of LPI. We have also discussed with the management of Indofood on the underlying bases and assumptions related thereto as detailed above. We concur with the Directors' view that it will be fair and reasonable and in the interests of both the Company and the Shareholders to set the respective Annual Caps at the proposed levels, after taking into consideration the following:

- the purpose of and the benefits to be derived from the Consulting Service as discussed in section (B)(1)(d)(x) above;
- the current intention of the Indofood Group to achieve 18,600 hectares of sugar cane plantation area by 2011; and
- that the consulting service fee is considered to be fair and reasonable as detailed in section (B)(2)(j)(ii) above.

(d) Conclusion

Based on the factors and reasons discussed above, we are of the view that the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps were set by the Group after due and careful consideration and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of both the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the principal factors and reasons discussed above and in particular the following (which should be read in conjunction with and interpreted in the full context of this letter):-

- the nature of the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription);
- that the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription), which will be conducted on normal commercial terms, are in line with the Indofood Group's adopted business expansion strategies and are expected to enhance the growth potential of the Indofood Group's agribusinesses;
- that the respective pricing basis as provided under each of the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions is fair and reasonable;

- the control and review procedures and arrangements in place to safeguard the interests of the Company and the Shareholders in relation to the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions; and

- that the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps have been set by the Group, after careful and due considerations, at a level which will be in the interests of both the Company and the Shareholders, in view of the factors as discussed in detail above,

we consider that the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription) will be conducted based on normal commercial terms and their respective terms and conditions together with the Revised Plantations Caps, the 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps (subject to completion of the Proposed Subscription) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Shareholders, and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Shareholders' Meeting to approve the Plantations Business Transactions, the New Plantations Business Transactions and the Sugar Transactions (subject to completion of the Proposed Subscription) and the adoption of the Revised Plantations Caps, 2010 Plantations Caps, the New Plantations Caps and the Sugar Caps (subject to completion of the Proposed Subscription).

Yours faithfully,
For and on behalf of
Quam Capital Limited
Richard D. Winter
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accepts full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which:–

(a) were required to be notified to the Company and the Exchange pursuant to Divisions (7) and (8) of Part XV of the SFO (including interests and shorts position which they are taken or deemed to have under such provisions of the SFO); or

(b) were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or

(c) were required, pursuant to the Model Code, to be notified to the Company and the Exchange were as follows:–

(A) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963(C)(i)	44.00	-
Manuel V. Pangilinan	6,252,759(P)	0.19	62,000,000
Edward A. Tortorici	35,372,131(P)	1.10	21,760,000
Robert C. Nicholson	-	-	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	-	-	6,000,000
Graham L. Pickles	-	-	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	-	-	4,500,000
Sir David W.C. Tang *KBE*	-	-	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,248,404 common shares(P) in Metro Pacific Investments Corporation (MPIC), 204,933 common shares(P) and 360 preferred shares(P) in Philippine Long Distance Telephone Company (PLDT) as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) in MPIC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a direct interest of 2,007,788 shares in Indo Agri through his controlled corporations other than the Company and an indirect interest of 998,200,000 Indo Agri shares through First Pacific Group companies.

- Ambassador Albert F. del Rosario owned 130,005 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 12,127 common shares(P) in PLDT and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and Chief Executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Exchange.

(ii) Interests of Substantial Shareholders in the Company

As at the Latest Practicable Date, the register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 ordinary shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.00 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.51 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 103. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.49 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 156,789,061 ordinary shares of the Company in June 2008, representing approximately 4.86 per cent of the Company's issued share capital at that time. As at the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 226,679,173 ordinary shares of the Company in May 2008, representing approximately 7.03 per cent of the Company's issued share capital at that time. As at the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed above, the Directors and Chief Executive of the Company are not aware of any person at the Latest Practicable Date who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

3. SERVICE CONTRACTS

No Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of any compensation, other than statutory compensation.

4. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business), having been entered by members of the Group within two years preceding the date of the circular which are or may be material:–

(a) Sale and Purchase Agreement dated 23 August 2006 between Indofood, ISG Asia Limited, Yeunh Oi Siong and Kumpulan Cityaxis Sdn. Bhd. pursuant to which Indo Agri and ISG Asia Limited agreed to purchase from Indofood Singapore Holdings Pte. Ltd. ("ISHPL") and Indofood agreed to procure the sale by ISHPL of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.;

(b) the Deed of Ratification and Accession dated 11 September 2006 by ISHPL in favour of Indofood, ISG Asia Limited and Yeunh Oi Siong and Kumpulan CityAxis Sdn. Bhd relating to the Sale and Purchase Agreement dated 23 August 2006 referred to above;

(c) placement agreement dated 7 February 2007 by Indo Agri with CIMB-GK Securities Pte. Ltd., Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. in relation to the placement by Indo Agri of up to 338,000,000 new consolidated shares of IndoAgri;

(d) the sale and purchase agreement dated 14 February 2007 by MPAH, as buyer, and the Philippine Government as seller, for the acquisition of 111,415 issued common shares in Philippine Telecommunications Investment Corporation (PTIC), representing approximately 46% of the total issued common shares in PTIC for a purchase price amounting to Pesos 25,217,556,000 (US$510,580,198); and

(e) the conditional sale and purchase agreement dated 25 May 2007 entered into between Indo Agri, SIMP, First Durango, the Ashmore Funds and Mr. Sariaatmadja in relation to the proposed acquisition by Indo Agri and SIMP of shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., as amended by the supplemental agreement dated 28 August 2007.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

Other than the continuing connected transactions disclosed by the Company, there are no contracts or arrangements subsisting as at the Latest Practicable Date in which a Director is materially interested or which is significant in relation to the business of the Group.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

7. MATERIAL ADVERSE CHANGES

The Directors are not aware of any material or adverse change in the financial or trading position of the Group since 31 December 2007 (being the date to which the latest audited financial statements of the Group were drawn up).

8. PROCEDURE FOR DEMANDING A POLL

In accordance with Bye-law 79 of the Company's Bye-Laws, a poll may be demanded by:–

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth ($1/10^{th}$) of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth ($1/10^{th}$) of the total sum paid up on all the shares conferring that right.

In accordance with bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong during normal business hours on any week day (except public holidays) up to and including 30 June 2008:–

(i) the letter from the Board, the text of which is set out on pages 8 to 27 of this circular;

(ii) the letter from the Independent Board Committee, the text of which is set out on pages 28 to 29 of this circular;

(iii) the letter from Quam Capital, the independent financial adviser, the text of which is set out on pages 30 to 101 of this circular;

(iv) this circular;

(v) the material contracts referred to in section 4 above;

(vi) the written consents referred to in the paragraph headed "Expert and Consent" in this Appendix;

(vii) the memorandum of association and bye-laws of the Company; and

(viii) the annual reports of the Company for the years ended 31 December 2007, 31 December 2006 and 31 December 2005.

10. EXPERT AND CONSENT

(a) The following is the qualification of the expert who has given opinions or advice contained in this circular:

Name	Qualification
Quam Capital Limited	A licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, Quam Capital Limited had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Quam Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and reference to its name in the form and context in which they appear respectively.

11. MISCELLANEOUS

(i) The Company Secretary of the Company is Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(ii) The qualified accountant of the Company is Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, at Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong SAR.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

Set out below is an extract of the relevant sections of the SGX-ST Listing Manual in relation to the grant of the Indo Agri General Mandate as of the Latest Practicable Date, capitalized terms referred to in this Appendix shall have the meanings ascribed to them in the SGX-ST Listing Manual:

CHAPTER 8

CHANGES IN CAPITAL

PART II GENERAL REQUIREMENTS FOR AN ISSUE OF SECURITIES

803 An issuer must not issue securities to transfer a controlling interest without prior approval of shareholders in general meeting.

804 Except in the case of an issue made on a pro rata basis to shareholders or a scheme referred to in Part VIII of this Chapter, no director of an issuer, or associate of the director, may participate directly or indirectly in an issue of equity securities or convertible securities unless shareholders in general meeting have approved the specific allotment. Such directors and associates must abstain from exercising any voting rights on the matter.

The notice of meeting must state:-

(1) the number of securities to be allotted to each director and associate;

(2) the precise terms of the issue; and

(3) that such directors and associates will abstain from exercising any voting rights on the resolution.

805 Except as provided in Rule 806, an issuer must obtain the prior approval of shareholders in general meeting for the following:-

(1) The issue of shares or convertible securities or the grant of options carrying rights to subscribe for shares of the issuer; or

(2) If a principal subsidiary of an issuer issues shares or convertible securities or options that will or may result in:-

(a) the principal subsidiary ceasing to be a subsidiary of the issuer; or

(b) a percentage reduction of 20% or more of the issuer's equity interest in the principal subsidiary. For example, if the issuer has a 70% interest in a principal subsidiary, shareholders' approval will be required for any issue of shares in the principal subsidiary reducing the issuer's equity interest to 56%.

General mandate

806 (1) Approval by an issuer's shareholders under Rule 805(1) is not required if shareholders had, by ordinary resolution in a general meeting, given a general mandate to the directors of the issuer, either unconditionally or on such conditions to issue:-

(i) shares; or

(ii) convertible securities; or

(iii) additional convertible securities issued pursuant to Rule 829, notwithstanding that the general mandate may have ceased to be in force at the time the securities are issued, provided that the adjustment does not give the holder a benefit that a shareholder does not receive; or

(iv) shares arising from the conversion of the securities in (b) and (c), notwithstanding that the general mandate may have ceased to be in force at the time the shares are to be issued.

(2) A general mandate must limit the aggregate number of shares and convertible securities that may be issued. The limit must be not more than 50% of the total number of issued shares, excluding treasury shares, of which the aggregate number of shares and convertible securities issued other than on a pro rata basis to existing shareholders must be not more than 20% of the total number of issued shares, excluding treasury shares. Unless prior shareholder approval is required under the Listing Rules, an issue of treasury shares will not regard further shareholder approval, and will not be included in the aforementioned limits.

(3) For the purpose of Rule 806(2), the total number of issued shares, excluding treasury shares is based on the issuer's total number of issued shares, excluding treasury shares at the time of the passing of the resolution approving the mandate after adjusting for:-

(a) new shares arising from the conversion or exercise of convertible securities;

(b) new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the resolution approving the mandate, provided the options or awards were granted in compliance with Part VIII of Chapter 8; and

(c) any subsequent bonus issue, consolidation or subdivision of shares.

(4) If the general mandate is obtained before listing, the issuer may treat its post-invitation total number of issued shares, excluding treasury shares as its total number of issued shares, excluding treasury shares for the purpose of Rule 806(3).

(5) An issuer cannot rely on the general mandate for an issue of convertible securities if the maximum number of shares to be issued upon conversion cannot be determined at the time of issue of the convertible securities.

(6) A general mandate may remain in force until the earlier of the following:-

(a) the conclusion of the first annual general meeting of the issuer following the passing of the resolution. By an ordinary resolution passed at that meeting, the mandate may be renewed, either unconditionally or subject to conditions; or

(b) it is revoked or varied by ordinary resolution of the shareholders in general meeting.

PART IV ISSUE OF SHARES, COMPANY WARRANTS AND CONVERTIBLE SECURITIES FOR CASH (OTHER THAN RIGHTS ISSUE)

809 An issuer may issue shares, company warrants or other convertible securities for cash other than by way of a rights issue.

810 An issuer which intends to issue shares, company warrants or other convertible securities for cash must announce the issue promptly, stating the terms of the issue and the purpose of the issue (including the amount of proceeds proposed to be raised from the issue).

811 (1) An issue of shares must not be priced at more than 10% discount to the weighted average price for trades done on the Exchange for the full market day on which the placement or subscription agreement is signed. If trading in the issuer's shares is not available for a full market day, the weighted average price must be based on the trades done on the preceding market day up to the time the placement agreement is signed.

(2) An issue of company warrants or other convertible securities is subject to the following requirements:-

(a) if the conversion price is fixed, the price must not be more than 10% discount to the prevailing market price of the underlying shares prior to the signing of the placement or subscription agreement.

(b) if the conversion price is based on a formula, any discount in the price-fixing formula must not be more than 10% of the prevailing market price of the underlying shares before conversion.

(3) Rule 811(1) and (2) is not applicable if specific shareholder approval is obtained for the issue of shares, company warrants or other convertible securities.

812 (1) An issue must not be placed to any of the following persons:–

(a) The issuer's directors and substantial shareholders.

(b) Immediate family members of the directors and substantial shareholders.

(c) Substantial shareholders, related companies (as defined in Section 6 of the Companies Act), associated companies and sister companies of the issuer's substantial shareholders.

(d) Corporations in whose shares the issuer's directors and substantial shareholders have an aggregate interest of at least 10%.

(e) Any person who, in the opinion of the Exchange, falls within category (a) to (d).

(2) The Exchange may agree to a placement to a person in Rule 812(1) if specific shareholder approval for such a placement has been obtained. The person, and its associates, must abstain from voting on the resolution approving the placement.

(3) The Exchange may agree to a placement to a person in Rule 812(1)(b), (c) or (d) if it is satisfied that the person is independent and is not under the control or influence of any of the issuer's directors or substantial shareholders.

813 An issuer may borrow shares from its substantial shareholder to facilitate an issue of shares for cash provided that the substantial shareholder does not receive any financial benefit (directly or indirectly) from the arrangement.

PART VI ISSUE OF COMPANY WARRANTS AND OTHER CONVERTIBLE SECURITIES

824 Every issue of company warrants or other convertible securities not covered under a general mandate must be specifically approved by shareholders in general meeting.

825 The number of new shares arising from the exercise/conversion of outstanding company warrants or other convertible securities must in aggregate not exceed 50% of the total number of issued shares, excluding treasury shares.

826 If application is made for the listing of company warrants or other convertible securities, the Exchange will normally require a sufficient spread of holdings to provide for an orderly market in the securities. As a guide, the Exchange expects at least 100 warrantholders for a class of company warrants.

827 Company warrants or other convertible securities may be listed only if the underlying securities are (or will become at the same time) one of the following:-

(1) A class of equity securities listed on the Exchange.

(2) A class of equity securities listed or dealt in on a stock market approved by the Exchange.

828 Each company warrant must:–

(1) give the registered holder the right to subscribe for or buy one share in the total number of issued shares, excluding treasury shares of the issuer; and

(2) not be expressed in terms of dollar value.

829 The terms of the issue must provide for:-

(1) adjustment to the exercise or conversion price and, where appropriate, the number of company warrants or other convertible securities, in the event of rights, bonus or other capitalisation issues;

(2) the expiry of the company warrants or other convertible securities to be announced, and notice of expiry to be sent to all holders of the company warrants or other convertible securities at least 1 month before the expiration date; and

(3) Any material alteration to the terms of company warrants or other convertible securities after issue to the advantage of the holders of such securities to be approved by shareholders, except where the alterations are made pursuant to the terms of the issue.

830 An issuer must announce any adjustment made pursuant to Rule 829(1).

831 Except where the alterations are made pursuant to the terms of an issue, an issuer must not:–

(i) extend the exercise period of an existing company warrant;

(ii) issue a new company warrant to replace an existing company warrant;

(iii) change the exercise price of an existing company warrant; or

(iv) change the exercise ratio of an existing company warrant.

832 A circular or notice to be sent to shareholders in connection with a general meeting to approve the issue of company warrants or other convertible securities must include at least the following information:-

(1) The maximum number of the underlying securities which would be issued or transferred on exercise or conversion of the company warrants or other convertible securities.

(2) The period during which the company warrants or other convertible securities may be exercised and the dates when this right commences and expires.

(3) The amount payable on the exercise of the company warrants or other convertible securities.

(4) The arrangements for transfer or transmission of the company warrants or other convertible securities.

(5) The rights of the holders on the liquidation of the issuer.

(6) The arrangements for the variation in the subscription or purchase price and in the number of company warrants or other convertible securities in the event of alterations to the share capital of the issuer.

(7) The rights (if any) of the holders to participate in any distributions and/or offers of further securities made by the issuer.

(8) A summary of any other material terms of the company warrants or other convertible securities.

(9) The purpose for and use of proceeds of the issue, including the use of future proceeds arising from the conversion/exercise of the company warrants or other convertible securities.

(10) The financial effects of the issue to the issuer.

833 The following additional requirements apply to an offer of company warrants or other convertible securities by way of a rights issue or bought deal:-

(1) The issuer's announcement of the rights issue or bought deal must include either:-

(a) the exercise or conversion price of the company warrants or other convertible securities, or

(b) a price-fixing formula to determine the exercise or conversion price. The price-fixing formula must not contain any discretionary element and the amount of premium or discount (in relation to the underlying share price) must be specified.

(2) Where a price-fixing formula is adopted:–

(a) if the issue is not underwritten, the issuer must fix and announce the exercise or conversion price before the close of the offer; or

(b) if the issue is underwritten, the issuer must fix and announce the exercise or conversion price before the commencement of nil-paid rights trading.

(3) An offer of company warrants or convertible securities by way of a bought deal must comply with Part V of this Chapter.

834 For the purpose of this Part, a "bought deal" is an issue of company warrants or other convertible securities to a financial institution which will in turn offer them to the issuer's shareholders on a pro-rata basis, usually in conjunction with a loan facility provided by that financial institution to the issuer.

835 An issuer making a bonus issue of company warrants must also comply with Rules 836 and 837.

Set out below is the text of the resolution of the shareholders of Indo Agri passed on 28 April 2008 in relation to the Indo Agri General Mandate.

"That authority be and is hereby given to the Directors to:

(i) (aa) issue shares in the Company ("Shares") whether by way of rights, bonus or otherwise; and/or

(bb) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the directors may, in their absolute discretion, deem fit; and

(ii) issue Shares in pursuance of any Instrument made or granted by the directors while such authority was in force (notwithstanding that such issue of Shares pursuant to the Instruments may occur after the expiration of the authority contained in this resolution), provided that:

(iii) the aggregate number of the Shares to be issued pursuant to such authority (including the Shares to be issued in pursuance of Instruments made or granted pursuant to such authority), does not exceed 50% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below), and provided further that where shareholders of the Company ("Shareholders") with registered addresses in Singapore are not given the opportunity to participate in the same on a pro-rata basis, then the Shares to be issued under such circumstances (including the Shares to be issued in pursuance of Instruments made or granted pursuant to such authority) shall not exceed 20% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below);

(iv) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (the "SGX-ST")) for the purpose of determining the aggregate number of the Shares that may be issued under paragraph (iii) above, the percentage of the issued Shares shall be based on the issued Shares of the Company (excluding treasury shares) at the time such authority was conferred, after adjusting for:

(aa) new Shares arising from the conversion or exercise of any convertible securities;

(bb) new Shares arising from exercising share options or the vesting of share awards which are outstanding or subsisting at the time such authority was conferred; and

(cc) any subsequent consolidation or subdivision of the Shares;

and, in relation to an Instrument, the number of Shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument; and

(v) (unless revoked or varied by the Company in general meeting), the authority so conferred shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier."

In the above extract, the following defined terms used have the following meanings:

"Company" means Indofood Agri Resources Ltd.

"Directors" means the directors of Indofood Agri Resources Ltd.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited (the "**Company**") will be held at 9:30 a.m. on Monday, 30 June 2008 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

1. **THAT** each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the consumer branded products business in respect of noodles carried on by the PT Indofood Sukses Makmur Tbk ("Indofood") group of companies as set out in Table A on pages 10 to 12 of the letter from the board section of the circular of the Company dated 13 June 2008 (the "Circular") be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

2. **THAT** the termination with immediate effect of the contract between PT Ciptakemas Abadi ("CKA") and De United Food Industries Ltd ("DUFIL") (transaction numbered (2) in Table A) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 between (i) the food and ingredients division of Indofood ("FID") and DUFIL (transaction numbered (1) in Table A on pages 10 to 12 of the Circular); (ii) PT Ciptakemas Abadi ("CKA") and DUFIL (transaction numbered (2) in Table A); FID and Pinehill Arabian Food Ltd. ("Pinehill") (transaction numbered (4) in Table A); and CKA and Pinehill (transaction numbered (5) in Table A) be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

3. **THAT** each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B1 on pages 15 to 16 of the letter from the board section of the Circular and each of the continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B2 on pages 18 to 19 of the letter from the board section of the Circular, be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

4. **THAT** each of the potential continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies (after the completion of the Proposed Subscription) as set out in Table B3 on page 20 of the letter from the board section of the Circular be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

5. **THAT** the termination with immediate effect of the contracts between (i) PT Gunta Samba ("GS") and PT Rimba Mutiara Kusuma ("RMK") (transactions numbered (1) to (3) in Table B1 on pages 15 to 16 of the Circular); (ii) PT Multi Pacific International ("MPI") and RMK (transaction numbered (4) in Table B1); (iii) PT Sarana Inti Pratama ("SAIN") and PT Mentari Subur Abadi ("MSA") (transaction numbered (5) in Table B1); (iv) SAIN and PT Swadaya Bhakti Negaramas ("SBN") (transaction numbered (6) in Table B1; (v) SAIN and PT Agrosubur Permai ("ASP") (transaction numbered (7) in Table B1); (vi) SAIN and GS (transaction numbered (8) in Table B1); (vii) SAIN and MPI (transaction numbered (9) in Table B1); (viii) SAIN and MSA (transaction numbered (10) in Table B1); (ix) SAIN and SBN (transaction numbered (11) in Table B1); (x) SAIN and ASP (transaction numbered (12) in Table B1); (xi) SIMP and MSA/ASP (transaction numbered (13) in Table B1); (xii) PT Salim Ivomas Pratama ("SIMP") and SBN (transaction numbered (14) in Table B1); (xiii) SIMP and PT Mega Citra Perdana/MPI and GS (transaction numbered (15) in Table B1) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 for the contracts in respect of transactions (1) to (15) as referred to in this resolution be and are hereby approved; and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or give expedient to implement and/or give effect to the terms of any such transactions;

6. **THAT**:

(a) the consent of the shareholders of the Company, for the purposes of Rule 13.36(1)(a)(ii) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), be and is hereby generally and unconditionally granted for Indofood Agri Resources Ltd. ("Indo Agri") to issue, allot and/or grant:

(i) shares in the capital of Indo Agri ("Indo Agri Shares"), and/or

(ii) securities convertible into Indo Agri Shares, and/or

(iii) options, warrants or similar rights to subscribe for any Indo Agri Shares or securities convertible into Indo Agri Shares,

from time to time, in each case only to the extent permitted by the general mandate which was granted by the shareholders of Indo Agri by the ordinary resolution of the shareholders of Indo Agri passed on 28 April 2008, pursuant to and in accordance with the requirements of Rule 806 of the Singapore Exchange Securities Trading Limited Listing Manual.

By order of the Board
FIRST PACIFIC COMPANY LIMITED
Nancy L.M. Li
Company Secretary

Hong Kong

13 June 2008

此乃要件　請即處理

閣下如對本通函任何方面有任何疑問，應諮詢閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部出售或轉讓，應立即將本通函送交買主或承讓人或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（根據百慕達法例註冊成立之有限公司）

網址：http://www.firstpacco.com

（股份代號：00142）

持續關連交易
INDOFOOD AGRI RESOURCES LTD
發行股份之一般授權

第一太平有限公司獨立董事委員會及
獨立股東的獨立財務顧問

Quam Financial Services Group **華富嘉洛企業融資有限公司**

第一太平有限公司董事會函件載於本通函第8至27頁。獨立董事委員會致獨立股東以向彼等提供意見的函件載於本通函第28至29頁。獨立財務顧問華富嘉洛致獨立董事委員會及獨立股東以向彼等提供意見的函件載於本通函第30至101頁。

本公司謹訂於二零零八年六月三十日(星期一)上午九時三十分假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會(「**股東特別大會**」)，召開股東特別大會之通告載於本通函第119至121頁。隨附股東特別大會適用之代表委任表格。無論閣下能否出席股東特別大會或其任何續會並於會上投票，務請閣下盡快按表格上的指示填妥及交回隨附之代表委任表格，惟無論如何必須於股東特別大會指定舉行時間四十八小時前將表格送達第一太平有限公司之主要辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓。填妥及交回代表委任表格後，閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零八年六月十三日

目　錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零八年五月二十日公告」	指	本公司於二零零八年五月二十日刊發的公告；
「二零一零年麵食上限」	指	截至二零一零年十二月三十一日止財政年度之麵食業務交易的建議年度上限，詳情載於本通函下文A表；
「二零一零年種植園上限」	指	截至二零一零年十二月三十一日止財政年度之種植園業務交易的建議年度上限，詳情載於本通函下文B1表；
「二零零八年五月二十三日公告」	指	本公司於二零零八年五月二十三日刊發的公告；
「年度上限」	指	上市規則第14A.35(2)條規定有關各項持續關連交易的估計最高年度價值；
「二零零七年四月公告」	指	本公司於二零零七年四月十八日刊發的公告；
「AS」	指	PT Adithya Suramitra，林逢生先生的聯繫人；
「ASP」	指	PT Agrosubur Permai，MSA擁有99.51%權益的附屬公司；
「聯繫人」	指	上市規則所定義者；
「董事會」	指	董事會；
「CKA」	指	PT Ciptakemas Abadi，Indofood集團的成員公司；
「本公司」	指	第一太平有限公司，於百慕達註冊成立的有限公司，其股份於聯交所上市；

「董事」 指 本公司的董事；

「DUFIL」 指 De United Food Industries Ltd.，林逢生先生的聯繫人；

「聯交所」 指 香港聯合交易所有限公司；

「食材部」 指 Indofood的食品材料部門；

「本集團」 指 本公司及其不時的附屬公司；

「GS」 指 PT Gunta Samba，MCP擁有99.99%權益的附屬公司；

「港元」 指 香港法定貨幣；

「香港」 指 中華人民共和國香港特別行政區；

「IKU」 指 PT Indotek Konsultan Utama，三林集團全資擁有的附屬公司；

「獨立董事委員會」 指 本公司根據上市規則第14A.21條規定成立的本公司獨立董事委員會，以考慮本通函第21頁「委任獨立董事委員會及獨立財務顧問」第(a)、(b)及(c)項所述交易條款及年度上限是否公平合理以及是否符合本公司及其股東整體利益。該獨立董事委員會由獨立非執行董事組成；

「獨立非執行董事」 指 Graham L. Pickles先生、陳坤耀教授及鄧永鏘爵士；

「獨立股東」 指 除First Pacific Investments Limited及First Pacific Investments (BVI) Limited以外的本公司股東；

「Indo Agri」 指 Indofood Agri Resources Ltd.，本公司的間接附屬公司，於新加坡交易所上市；

「Indo Agri一般授權」	指	Indo Agri股東於二零零八年四月二十八日通過的發行股份的一般授權，主要賦予Indo Agri董事於下屆股東週年大會結束前，於認為適宜時全權酌情隨時根據授權的條款及條件配發及發行Indo Agri的股份及可換股證券的權力，但總數不得超過通過決議案當日Indo Agri已發行股本的50%，除按股權比例向Indo Agri全體股東發行的股份外，將發行的股份及可換股證券總數不得超過Indo Agri已發行股本的20%；
「Indofood」	指	PT Indofood Sukses Makmur Tbk，一家於印尼註冊成立的公司，其股份於印尼證券交易所上市，為本公司擁有51.5%權益的附屬公司；
「Indofood集團」	指	Indofood及其不時的附屬公司；
「印尼盾」	指	印尼共和國法定貨幣；
「二零零八年六月公告」	指	本公司於二零零八年六月十日刊發的公告；
「最後可行日期」	指	二零零八年六月十二日；
「上市規則」	指	聯交所證券上市規則；
「LPI」	指	PT Laju Perdana Indah；
「LSIP」	指	PT Perusahaan Perkebunan London Sumatra Indonesia，Indofood集團的成員公司；
「二零零七年五月通函」	指	本公司於二零零七年五月三十日刊發的通函；
「MCP」	指	PT Mega Citra Perdana，其中一家種植園公司；

「標準守則」	指	上市規則規定上市公司董事進行證券交易的標準守則；
「MPI」	指	PT Multi Pacific International，MCP擁有99.97%權益的附屬公司；
「MSA」	指	PT Mentari Subur Abadi，其中一家種植園公司；
「新種植園業務交易」	指	Indofood集團成員公司就種植園業務擬進行的各項持續關連交易，詳情載於本公告下文B2表；
「新種植園業務上限」	指	就新種植園業務交易相關的各項持續關連交易而訂立的獨立年度上限，詳情載於本通函下文B2表；
「麵食業務」	指	Indofood集團經營與麵食相關的品牌消費品業務；
「麵食業務交易」	指	有關二零零七年四月公告及二零零七年五月通函所述麵食業務的各項持續關連交易，詳情載於本通函下文A表，包括本通函所述訂立有關該等持續關連交易於二零一零年十二月三十一日屆滿的新合約以及終止有關該等持續關連交易的現有合約；
「麵食業務上限」	指	就Indofood集團的成員公司參與的麵食業務交易相關的各項持續關連交易而訂立的獨立年度上限，詳情載於二零零七年四月公告及本通函下文A表；
「Pinehill」	指	Pinehill Arabian Food Ltd.，林逢生先生的聯繫人；
「PIPS」	指	PT Prima Inti Pangan Sejati，Indofood集團的成員公司；

「種植園業務」	指	Indofood集團經營的種植園業務；
「種植園業務交易」	指	有關種植園業務的各項持續關連交易，詳情載於本通函下文B1表，包括本通函所述訂立有關該等持續關連交易於二零一零年十二月三十一日屆滿的新合約以及終止有關該等持續關連交易的現有合約；
「種植園業務上限」	指	就種植園業務相關的各項持續關連交易訂立的獨立年度上限，詳情載於本通函下文B1表；
「種植園公司」	指	SBN、MSA及MCP(各自均為於印尼註冊成立的有限公司及SIMP擁有60%權益的附屬公司)以及彼等各自不時的附屬公司；
「建議認購」	指	SIMP按二零零八年五月二十日公告所載，認購相當於LPI經擴大股本60%的新股；
「華富嘉洛」	指	華富嘉洛企業融資有限公司，本公司根據上市規則第14A.21條委任的獨立財務顧問，就本通函第21頁「委任獨立董事委員會及獨立財務顧問」第(a)、(b)及(c)項所述交易條款及年度上限是否公平合理以及是否符合本公司及其股東整體利益而向獨立董事委員會及獨立股東提供推薦建議，並就獨立股東應如何在股東大會上就批准該等事項的決議案投票提供意見；
「經修訂麵食業務上限」	指	就截至二零零八年及二零零九年十二月三十一日止財政年度有關麵食業務交易的持續關連交易而訂立的經修訂估計年度上限，詳情載於本通函下文A表；

「經修訂種植園業務上限」	指	就本通函下文B1表所載截至二零零八年及二零零九年十二月三十一日止財政年度有關種植園業務交易的持續關連交易而訂立的經修訂估計年度上限，惟不包括B1表所述就種植園業務交易於過往所公佈的任何未經修訂年度上限；
「RMK」	指	PT Rimba Mutiara Kusuma，林逢生先生的聯繫人；
「SAIN」	指	PT Sarana Inti Pratama，Indofood集團的成員公司；
「三林集團」	指	林逢生先生、其父親林紹良先生及其兄長林聖宗先生；
「SAWAB」	指	Salim Wazaran Brinjikji Limited，林逢生先生的聯繫人；
「SAWAHI」	指	Salim Wazaran Hilaby，林逢生先生的聯繫人；
「SAWATA」	指	Salim Wazaran Abu Elata，林逢生先生的聯繫人；
「SBN」	指	PT Swadaya Bhakti Negaramas，其中一間種植園公司；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「新加坡交易所」	指	新加坡證券交易所；
「新加坡交易所上市手冊」	指	新加坡證券交易所上市手冊；
「股東大會」	指	根據本通函所載的通告召開的獨立股東特別大會，會上將提呈決議案以考慮並酌情批准本通函第21頁「委任獨立董事委員會及獨立財務顧問」第(a)、(b)及(c)項所述的交易及年度上限；

「SIMP」	指	PT Salim Ivomas Pratama，Indofood擁有60%權益的附屬公司；
「STP」	指	PT Sarana Tempa Perkara，林逢生先生的聯繫人；
「蔗糖業務上限」	指	就種植園業務(蔗糖業務交易)的各項持續關連交易而訂立的獨立年度上限，詳情載於二零零八年六月公告及本通函下文B3表；
「蔗糖業務交易」	指	於建議認購完成後，Indofood集團成員公司就種植園業務(蔗糖業務交易)擬進行或已進行的各項潛在持續關連交易，詳情載於本通函下文B3表；
「SWGL」	指	Salim Wazaran Group Limited，林逢生先生的聯繫人；
「美元」	指	美利堅合眾國法定貨幣；及
「%」	指	百分比。

除另有指明外，本通函所報貨幣幣值乃按概約基準以1.00美元兑7.8港元或9,000印尼盾的匯率折算。百分比及以百萬列值的數據已約整。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址:http://www.firstpacco.com

(股份代號:00142)

主席:
林逢生

執行董事:
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事:
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事:
Graham L. Pickles
陳坤耀教授*(金紫荊星章、CBE、太平紳士)*
鄧永鏘爵士,*KBE*

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港總辦事處:
香港
中環
康樂廣場八號
交易廣場二座
二十四樓

敬啟者:

(1) 修訂麵食業務交易的二零零八年及二零零九年年度上限及有關麵食業務交易的二零一零年年度上限

(2) 修訂種植園業務交易的二零零八年及二零零九年年度上限、有關種植園業務交易的二零一零年年度上限新種植園業務交易及新種植園業務上限及蔗糖業務交易及蔗糖業務上限

(3) INDOFOOD AGRI RESOURCES LTD發行股份的一般授權

(1) 修訂麵食業務交易的二零零八年及二零零九年年度上限及有關麵食業務交易的二零一零年年度上限

謹請股東參閱二零零七年四月公告及二零零七年五月通函,當中載列下文A表所載有關Indofood麵食業務的多項持續關連交易。

Indofood一直監察麵食業務交易的數額，並考慮有關需求及營運狀況的內部評估。自獨立股東批准麵食業務交易及相關麵食業務上限以來，Indofood察覺到若干麵食業務上限將不足以應付相關交易方的需求。因此，建議根據下文A表所載有關麵食業務交易的經修訂麵食業務上限修訂該等麵食業務上限。

董事會亦公佈有關麵食業務交易截至二零一零年十二月三十一日止財政年度的建議二零一零年麵食業務上限，詳情載於下文A表。

除修訂麵食業務上限及公佈二零一零年麵食業務上限外，董事會亦表示因本公司及Indofood集團正統一持續關連交易重續日期，故有意於合約到期前終止若干麵食業務交易的合約。現建議在遵守上市規則及任何相關法律及法規規定情況下，日後Indofood集團會盡可能統一持續關連交易的期限，盡可能將所有合約同時續約，免卻因管理大量不同到期日的合約而承擔繁複的行政工作，藉以簡化Indofood集團的持續關連交易的持續管理工作。

按此，下文A表第(1)、(4)及(5)項有關麵食業務交易的合約已於二零零八年三月三十一日屆滿，而下文第(2)項交易的協議將於二零零八年十月二日屆滿。Indofood集團及交易方在日常業務交易中會為每項交易協商及訂立為期三年的新合約，即第(1)、(4)及(5)項交易的合約將通常續約三年，直至二零一一年三月三十一日屆滿，而第(2)項交易的合約將續約至二零一一年十月屆滿。鑑於本公司及Indofood集團有意盡可能統一持續關連交易合約，使全部或大部份該等合約於二零一零年底屆滿，而新持續關連交易合約自二零一一年一月起生效，故建議與相同訂約方按大致相同條款訂立有關第(1)、(4)及(5)項交易的各項新合約，將按固定期限至二零一零年十二月三十一日屆滿。另外亦建議立即終止第(2)項交易的現有安排，並與相同訂約方按大致相同的條款訂立新合約，新合約將按固定期限至二零一零年十二月三十一日屆滿。於該日期後訂立的合約應為期三年，以配合Indofood集團全部或大部份持續關連交易合約自二零一一年一月一日起為期三年(如適用)的建議，惟任何情況下均須遵守上市規則及任何相關法律及法規的規定。

此外，下文A表第(8)、(9)、(10)及(11)項交易合約將於二零零九年十二月三十一日(即該等合約各自既定現行屆滿期)終止。現建議立即終止該等合約，並與相同訂約方按大致相同的條款訂立新合約，各份相關合約有關的新訂合約將按固定期限至二零一零年十二月三十一日屆滿。與上述合約相若，當該等合約於二零一零年十二月三十一日屆滿後，所訂立的新合約將會統一有效期，以配合Indofood集團統一其他持續關連交易合約期限的建議，惟在任何情況下均須遵守上市規則及任何相關法律及法規的規定。其餘有關第(3)及(12)至(23)項交易的合約的屆滿日期則維持不變。

向DUFIL、Pinehill及SAWAB銷售及供應食材、調味料及軟性包裝物料並且授出「Indomie」品牌特許授權、向Pinehill授出「Supermi」及「Pop Mie」品牌特許授權以及向林逢生先生的聯繫人提供技術支援服務，均按一般商業條款進行，並符合參與訂立該等協議的Indofood集團相關成員公司以及其各自股東的利益。

A.表－經修訂麵食業務上限及二零一零年麵食業務上限

交易編號	Indofood集團成員名稱	關連人士名稱	協議/安排性質	現有麵食業務上限(百萬美元)－按二零零七年四月公告及二零零七年五月通函所載 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	經修訂麵食業務上限(百萬美元) 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	二零一零年麵食業務上限(百萬美元) 截至二零一零年十二月三十一日止年度
(1)	食材部	DUFIL	銷售及供應即食麵產品所使用的食材及調味料	21.9	27.5	27.5	41.9	53.0
(2)	CKA	DUFIL	銷售及供應即食麵產品所使用的軟性包裝物料	8.8	11.1	13.7	19.9	26.4
(3)	Indofood	DUFIL	在尼日利亞市場獨家使用「Indomie」品牌的獨家特許權及提供與尼日利亞即食麵生產業務相關的技術支援服務	5.0	6.3	7.0	8.9	11.8
(4)	食材部	Pinehill	銷售及供應食材及調味料	16.1	19.8	35.7	50.6	68.1
(5)	CKA	Pinehill	銷售及供應軟性包裝物料	6.8	8.0	16.0	20.9	29.3

交易編號	Indofood集團成員名稱	關連人士名稱	協議／安排性質	現有麵食業務上限（百萬美元）－按二零零七年四月公告及二零零七年五月通函所載 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	經修訂麵食業務上限（百萬美元） 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	二零一零年麵食業務上限（百萬美元） 截至二零一零年十二月三十一日止年度
(6)	Indofood	Pinehill	在沙地阿拉伯及中東使用「Indomie」、「Supermi」及「Pop Mie」品牌的獨家權利及特許權	1.1	1.2	1.9	2.4	3.0
(7)	PIPS	Pinehill	向沙地阿拉伯及中東提供即食麵生產業務相關的技術支援服務	2.4	2.7	4.2	5.2	6.5
(8)	食材部	SAWAB	銷售及供應即食麵產品所使用的食材及麵食調味料	1.9	2.4	9.9	11.4	14.8
(9)	CKA	SAWAB	銷售及供應即食麵產品生產所使用的軟性包裝物料	1.0	1.3	3.3	3.5	4.8
(10)	Indofood	SAWAB	SAWAB於敘利亞市場非獨家使用Indofood所擁有「Indomie」商標的商標特許權	0.5	0.7	1.2	1.5	2.0
(11)	Indofood	SAWAB	向SAWAB提供敘利亞即食麵生產業務相關的技術支援服務	0.5	0.7	1.2	1.5	2.0
	Indofood	SWGL	有關供應若干原料、食材、技術及知識的麵食供應及服務協議以及Indofood集團的成員公司就SWGL集團於蘇丹、埃及及也門麵食業務提供若干服務，詳情載於下文(12)至(23)項					
(12)	食材部	蘇丹合營公司（即將成立）	於蘇丹供應即食麵產品的材料及調味料	不適用	1.2	不適用	2.5	4.5

交易編號	Indofood集團成員名稱	關連人士名稱	協議/安排性質	現有麵食業務上限(百萬美元)－按二零零七年四月公告及二零零七年五月通函所載 截至二零零八年十二月三十一日止年度	現有麵食業務上限(百萬美元)－按二零零七年四月公告及二零零七年五月通函所載 截至二零零九年十二月三十一日止年度	經修訂麵食業務上限(百萬美元) 截至二零零八年十二月三十一日止年度	經修訂麵食業務上限(百萬美元) 截至二零零九年十二月三十一日止年度	二零一零年麵食業務上限(百萬美元) 截至二零一零年十二月三十一日止年度
(13)	CKA	蘇丹合營公司(即將成立)	於蘇丹供應即食麵產品的軟性包裝物料	不適用	0.7	不適用	1.0	1.9
(14)	ISM	蘇丹合營公司(即將成立)	於蘇丹市場授出「Indomie」品牌的非獨家特許權	不適用	0.2	不適用	0.4	0.8
(15)	ISM	蘇丹合營公司(即將成立)	就蘇丹即食麵生產業務提供技術支援服務	不適用	0.2	不適用	0.4	0.8
(16)	食材部	SAWATA	於埃及供應即食麵產品的食材及調味料	1.6	2.3	不適用	4.5	7.0
(17)	CKA	SAWATA	於埃及供應即食麵產品的軟性包裝物料	0.9	1.3	不適用	1.8	2.9
(18)	ISM	SAWATA	於埃及授出「Indomie」品牌的非獨家特許權	0.4	0.5	不適用	0.8	1.2
(19)	ISM	SAWATA	向埃及的即食麵生產業務提供技術支援服務	0.4	0.5	不適用	0.8	1.2
(20)	食材部	SAWAHI	於也門供應即食麵產品的食材及調味料	0.3	0.5	不適用	1.8	4.3
(21)	CKA	SAWAHI	於也門供應即食麵產品的軟性包裝物料	0.4	0.5	不適用	0.6	1.4
(22)	ISM	SAWAHI	於也門授出「Indomie」品牌的非獨家特許權	0.1	0.2	不適用	0.3	0.6
(23)	ISM	SAWAHI	為也門即食麵生產業務提供技術支援服務	0.1	0.2	不適用	0.3	0.6
			年度上限總額	**70.2**	**90.0**	**121.6**	**182.9**	**248.9**

與二零零七年四月公告及二零零七年五月通函所述之經修訂麵食業務上限比較，若干麵食業務上限大幅提高，此乃由於該等交易的預測營業額增加以及原材料漲價所致。

根據上市規則第14A.14條，上述各項麵食業務交易均各自構成本公司的持續關連交易，原因如下：

(i) 林逢生先生乃本公司主席兼主要股東以及Indofood總裁兼行政總監；及

(ii) 各交易方均為林逢生先生的聯繫人。

麵食業務交易乃於本集團日常一般業務中進行，並經公平磋商訂立，有關條款對各交易方均屬公平合理。

根據上市規則第14A.36(1)條，倘超逾或計劃超逾已批准的年度上限或重續有關協議，則本公司必須重新遵守上市規則第14A.35(3)條及第14A.35(4)條有關申報、公告及獲得獨立股東批准的規定(如適用)。

同樣，公佈二零一零年麵食業務上限亦須遵守上市規則有關申報、公告及獲得獨立股東批准的規定(如適用)。

根據上市規則第14A.25條，為遵守上市規則第14A章的規定，截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的經修訂麵食業務上限經已合併計算。以此基準計算，有關截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的百分比率均超過2.5%。因此，根據上市規則第14A.18條的規定，經修訂麵食業務上限及二零一零年麵食業務上限須獲獨立股東批准。

上述經修訂麵食業務上限及二零一零年麵食業務上限為估計交易價值，乃根據截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度有關各方的預測交易量，並計及各區域市場近年可觀的發展並需求大幅增長以及原材料漲價而計算。

(2) 修訂種植園業務交易的二零零八年及二零零九年年度上限、有關種植園業務交易的二零一零年年度上限、新種植園業務交易及新種植園業務上限及蔗糖業務交易及蔗糖業務上限

謹請股東參閱二零零七年四月公告及二零零七年五月通函，當中載列下文B1表所載有關Indofood種植園業務的多項持續關連交易。

Indofood一直監察種植園業務交易的數額，並考慮Indofood種植園業務的擴充。Indofood留意到若干種植園業務上限將不足以配合種植園業務的預期擴充。

因此，建議根據下文B1表所載有關種植園業務交易適用的經修訂種植園業務上限修訂該等種植園業務上限。

董事會亦公佈種植園業務交易截至二零一零年十二月三十一日止財政年度的建議二零一零年種植園業務上限，詳情載於下文B1表。

下文B1表第(1)至(12)項交易的相關合約將於二零零九年十二月三十一日終止，而第(13)、(14)及(15)項交易的合約將分別於二零一零年四月二十三日、二零一零年十月三十一日及二零一零年八月五日(即各合約各自既定現行到期日)終止。Indofood集團及交易方會於日常業務中為每項交易協商及訂立為期三年的新合約。鑑於Indofood集團有意盡可能統一持續關連交易合約，使全部或大部份該等合約可於二零一零年底屆滿，而持續關連交易新合約自二零一一年一月起生效，故建議立即終止該等合約，並與相同訂約方按大致相同的條款訂立於二零一零年十二月三十一日屆滿的新定期合約。與上文A表有關麵食業務交易的合約相若，其後訂立的任何合約將為期三年，以盡可能配合Indofood集團全部或大部份持續關連交易合約自二零一一年一月一日起計為期三年的意向，惟在任何情況下均須遵守上市規則及任何相關法律及法規(如適用)。其餘有關第(16)及(17)項交易的合約則維持不變。

B1表－經修訂種植園業務上限及二零一零年種植園業務上限

交易編號	Indofood集團成員名稱	關連人士名稱	協議/安排性質	現有種植園業務上限（百萬美元）－按二零零七年四月公告及二零零七年五月通函所載 截至二零零八年十二月三十一日止年度	現有種植園業務上限（百萬美元）－按二零零七年四月公告及二零零七年五月通函所載 截至二零零九年十二月三十一日止年度	經修訂種植園業務上限（百萬美元） 截至二零零八年十二月三十一日止年度	經修訂種植園業務上限（百萬美元） 截至二零零九年十二月三十一日止年度	二零一零年種植園業務上限（百萬美元） 截至二零一零年十二月三十一日止年度
(1)	GS	RMK	購買零件	0.2	0.2	0.1（減少）	0.2（並無修訂）	0.3
(2)	GS	RMK	租賃重型機器	0.4	0.4	0.8	0.9	1.0
(3)	GS	RMK	租用辦公室	0.1	0.1	0.1（並無修訂）	0.2	0.3
(4)	MPI	RMK	租賃重型機器	0.1	0.1	0.3	0.4	0.6
(5)	SAIN	MSA	出售業務所需種子	1.0	0.7	1.3	1.4	1.6
(6)	SAIN	SBN	出售業務所需種子	0.7	0.7	0.9	1.0	1.1
(7)	SAIN	ASP	出售業務所需種子	0.6	0.6	0.8	1.7	1.8
(8)	SAIN	GS	出售業務所需種子	0.8	–	1.0	1.1	1.2
(9)	SAIN	MPI	出售業務所需種子	0.4	0.5	1.0	1.1	1.2
(10)	SAIN	MSA	提供研究所需服務	0.1	0.1	0.1（並無修訂）	0.3	0.4
(11)	SAIN	SBN	提供研究所需服務	0.1	0.1	0.1（並無修訂）	0.3	0.4
(12)	SAIN	ASP	提供研究所需服務	0.1	0.1	0.1（並無修訂）	0.3	0.4
(13)	SIMP	MSA/ASP	授出財務資助（包括貸款及擔保）	9.6	9.6	79.4	79.4	79.4
(14)	SIMP	SBN	授出財務資助（包括貸款及擔保）	1.2	1.2	20.7	20.7	20.7

交易編號	Indofood集團成員名稱	關連人士名稱	協議/安排性質	現有種植園業務上限(百萬美元)－按二零零七年四月公告及二零零七年五月通函所載 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	經修訂種植園業務上限(百萬美元) 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	二零一零年種植園業務上限(百萬美元) 截至二零一零年十二月三十一日止年度
(15)	SIMP	MCP/MPI/GS	授出財務資助(包括貸款及擔保)	10.5	10.5	114.7	114.7	114.7
(16)	SIMP	AS	使用工廠物業的20年租約	0.1	0.1	0.1(並無修訂)	0.1(並無修訂)	0.1
(17)	SIMP	STP	向船隻提供的泵油及卸貨服務	0.6	0.7	0.8	0.9	1.1
			年度上限總額	26.6	25.7	222.3	224.7	226.3

附註： 上文B1表所述SIMP向種植園公司提供的財務資助佔建議由其股東向各種植園公司提供的全部財務資助總額的60%，有關比例相等於SIMP所持各種植園公司的60%股權。根據上市規則第14A.13(2)(a)(i)條，由於上文B1表所述SIMP向種植園公司提供財務資助乃上市發行人向關連人士提供財務資助，故屬本公司關連交易，須遵守上市規則第14A.17條有關申報、公告及獨立股東批准的規定。向上述各種植園公司提供的餘下40%財務資助，建議由林逢生先生的聯繫人(分別擁有各種植園公司餘下40%權益)提供。根據上市規則第14A.13(2)(b)(i)條，由於該項交易為本公司關連人士向本公司附屬公司提供財務資助，故提供該財務資助屬本公司關連交易，但獲豁免遵守上市規則第14A.65(4)條有關申報、公告及獨立股東批准的規定。

根據上市規則第14A.14條，上述種植園業務交易構成本公司之持續關連交易，原因如下：

(i) 種植園公司由Indofood擁有60%權益的附屬公司SIMP擁有60%權益，而林逢生先生或其聯繫人則擁有40%權益；

(ii) 種植園業務交易的其他交易方(RMK、AS及STP)為林逢生先生的聯繫人；

(iii) 林逢生先生為本公司主席兼主要股東及Indofood總裁兼行政總監；及

(iv) 因此，各種植園公司均屬林逢生先生的聯繫人及本公司的關連人士，而Indofood集團其他成員公司與種植園公司進行的交易屬本公司的關連交易。

按上文B1表附註所述，根據上市規則第14A.13(2)(b)(i)條，林逢生先生及／或其聯繫人向種植園公司提供財務資助亦構成本公司的關連交易，但由於關連人士為本公司附屬公司利益，按一般商業條款(或向有關附屬公司提供更佳的條款)提供財務資助，即墊支金額的利息按當時市場利率計算，且並無就有關財務資助抵押本公司或其任何附屬公司的資產，故獲豁免遵守上市規則第14A.65(4)條有關申報、公告及獨立股東批准的規定。

有關於印尼發展種植園的種植園業務交易乃於本集團日常業務中進行，並經公平磋商而訂立，有關條款對各交易方屬公平合理。SIMP現時亦以股東貸款及公司擔保形式向集團內其他附屬公司(並非SIMP的關連人士)提供財務資助。上述形式的財務資助在印尼相當普遍且為種植園業務的日常運作，提供有關資助乃由於該等附屬公司仍處於發展階段而無法自行支付營運資金，故母公司會資助有關附屬公司直至其可獨立支付營運資金。

根據上市規則第14A.36(1)條，倘超逾或計劃超逾過往已披露的年度上限或重續有關協議，則本公司須重新遵守上市規則第14A.35(3)條及第14A.35(4)條有關申報、公告及獨立股東批准的規定(如適用)。

同樣，公佈截至二零一零年十二月三十一日止年度的年度上限須遵守上市規則有關申報、公告及獨立股東批准的規定(如適用)。

根據上市規則第14A.25條，為遵守上市規則第14A章的規定，截至二零零八年及二零零九年十二月三十一日止各財政年度的未修訂種植園業務上限及經修訂種植園業務上限經合併計算。二零一零年種植園業務上限亦同樣經合併計算。以此基準計算，有關截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的百分比率均超過2.5%。

於刊發二零零七年四月公告當時，種植園業務交易及按上述合併計算的相關種植園業務上限的百分比率均超過0.1%但低於2.5%。然而，按上文所述修訂種植園業務上限及設定二零一零年種植園業務上限後，有關截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的百分比率均超過2.5%。

因此，根據上市規則第14A.18條的規定，種植園業務交易、經修訂種植園業務上限及二零一零年種植園業務上限須獲獨立股東批准。

B1表所載種植園業務上限為估計交易價值，乃根據截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度有關各方的預測交易量，並考慮相關交易的過往價值以及持續將未開墾土地開發為種植土地而釐訂。預測交易量乃根據對各種植園公司之相關種植業務及營運需要的估計而釐訂。為籌集將未開墾土地開發為種植土地所需資金，種植園公司須自本身的股東(包括股東貸款)或金融機構或其他途徑獲得充足資金。所需資金乃根據按預計種植計劃將土地開發為種植土地所需的估計成本計算。金融機構所提供的資金為期七年(包括兩年寬限期及五年分期還款期)，於償還金融機構提供的貸款前須一直保留銀行擔保。

本公司亦公佈Indofood集團的成員公司計劃訂立下列新種植園業務交易，詳情載於下文B2表：

B2表－新種植園業務交易

				新種植園業務上限		
交易編號	Indofood集團成員名稱(「甲方」)	關連人士名稱(「乙方」)	協議／安排性質	截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	截至二零一零年十二月三十一日止年度
(1)	GS	MPI	甲方向乙方出售農業材料	0.6	0.7	0.9
(2)	MPI	GS	甲方向乙方出售農業材料	0.6	0.7	0.9
(3)	GS	RMK	甲方向乙方購買重型機器	0.9	0.9	0.9
(4)	GS	RMK	甲方向乙方購買建築材料	0.2	0.3	0.4
(5)	MPI	RMK	甲方向乙方購買建築材料	0.2	0.3	0.4
(6)	MPI	RMK	甲方向乙方購買零件	0.1	0.2	0.3
(7)	LSIP	MSA	甲方向乙方出售乙方業務所需種子	1.3	1.4	1.6
(8)	LSIP	SBN	甲方向乙方出售乙方業務所需種子	0.9	1.0	1.1

交易編號	Indofood 集團成員名稱 (「甲方」)	關連人士名稱 (「乙方」)	協議／安排性質	新種植園業務上限 截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	截至二零一零年十二月三十一日止年度
(9)	LSIP	ASP	甲方向乙方出售乙方業務所需種子	0.8	1.7	1.8
(10)	LSIP	GS	甲方向乙方出售乙方業務所需種子	1.0	1.1	1.2
(11)	LSIP	MPI	甲方向乙方出售乙方業務所需種子	1.0	1.1	1.2
			年度上限總額	**7.6**	**9.4**	**10.7**

由於GS與MPI相鄰，在買賣農業材料(包括肥料、化學物品、種子、塑料袋、農具、燃料、潤滑劑及潤滑油等)時可節省更多時間及成本，故不會自其他地方採購及運送相同材料，故訂立該等種植園業務交易。RMK向GS及MPI提供建築材料(主要為夾板)，用以建造種植園辦公室、貨倉及莊園所需的其他建築物，主要由於RMK的夾板質素及價格合宜，故獲選為供應商。與LSIP進行的交易中，會自LSIP採購優質種子，以保持乙方種植園的油棕櫚樹的質素。

有關於印尼發展種植園的新種植園業務交易將於本集團日常業務進行，此等交易乃經公平磋商訂立，有關條款對各交易方屬公平合理。

B2表所載新種植園年度上限為估計交易價值，乃根據截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度有關各方的預測交易量，並考慮未開墾土地的持續發展後釐訂。為籌集該等發展所需資金，種植園公司須自本身的股東或金融機構或其他途徑獲得充足資金。

當合併計算上文B1表所載未經修訂種植園上限(如B1表所列示(如適用))及經修訂種植園上限，截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度的新種植園業務交易的百分比率均超過2.5%。因此，根據上市規則第14A.18條，新種植園業務上限須遵守獨立股東批准的規定。

謹請股東參閱二零零八年六月公告，當中載有下文B3表所載有關Indofood種植園業務的潛在持續關連交易(即「蔗糖業務交易」)。建議認購完成後，蔗糖業務交易將構成本公司之持續關連交易。

謹請參閱本公司於二零零八年五月二十日刊發有關建議認購的公告以及二零零八年六月的公告。建議認購完成時，LPI將成為本公司的間接附屬公司。

待建議認購完成後，根據上市規則第14A.14條，基於下述因素，以下各項交易均構成本公司的持續關連交易：

(i) 林逢生先生為本公司主席兼主要股東以及Indofood的總裁兼行政總監；

(ii) IKU為三林集團的全資擁有附屬公司，故均為林逢生先生的聯繫人；及

(iii) LPI將成為本公司的間接附屬公司，由三林集團擁有32%權益。

B3表－蔗糖業務交易

				新種植園業務上限		
交易編號	**Indofood集團成員名稱**	**關連人士名稱**	**協議／安排性質**	**截至二零零八年十二月三十一日止年度**	**截至二零零九年十二月三十一日止年度**	**截至二零一零年十二月三十一日止年度**
(1)	SIMP	LPI	SIMP向LPI授出財務資助(包括貸款及擔保)	135.0	135.0	135.0
(2)	LPI	IKU	IKU向LPI提供項目發展顧問／技術服務	0.2	0.2	0.2
			年度上限總額	**135.2**	**135.2**	**135.2**
			B1、B2及B3表所載種植業務交易總數	**365.1**	**369.3**	**372.2**

上文B3表所述第(1)項交易稱為(「SIMP融資交易」)，而上文B3表所述第(2)項交易則為(「IKU諮詢服務交易」)。

訂定各項蔗糖業務交易的年度上限的基準為：

(a) 就SIMP財務交易而言－估計LPI營運所需資金；及

(b) 就IKU諮詢服務交易－經考慮所需僱員人數及時間等因素預測每個項目的預計活動水平。

根據上市規則第14A.25條，為遵守上市規則第14A章的規定，截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的經修訂蔗糖上限已與二零零八年五月二十三日公告所披露的種植園業務上限合併計算。蔗糖業務上限、種植園業務上限及新種植園業務上限及其各自交易合併計算，此乃基於蔗糖業務交易與種植園業務交易屬相關業務。以此基準計算，合計種植園業務上限於截至二零零八年、二零零九年及二零一零年十二月三十一日止各財政年度的百分比均超過2.5%。因此，根據上市規則第14A.18條的規定，蔗糖業務交易及蔗糖業務上限須獲獨立股東批准。

委任獨立董事委員會及獨立財務顧問

本公司已成立由獨立非執行董事組成的獨立董事委員會，就：

(a) 麵食業務交易、經修訂麵食業務上限及二零一零年麵食業務上限；

(b) 種植園業務交易、經修訂種植園業務上限、二零一零年種植園業務上限、新種植園業務交易及新種植園業務上限；及

(c) 蔗糖業務交易及蔗糖業務上限；

是否公平合理，以及該等交易及其各自的年度上限是否符合本公司及其股東整體利益向獨立股東提供意見，並就獨立股東應在將為考慮該等事項而召開的股東大會如何投票提供意見。

本公司已委任華富嘉洛，就上文(a)、(b)及(c)項所述交易條款及年度上限是否公平合理以及是否符合本公司及其股東整體利益向獨立董事委員會及獨立股東提供推薦建議，並就獨立股東應在股東大會如何投票提供意見。

根據上市規則第14A.18條，於上文(a)、(b)及(c)項所述交易及年度上限擁有重大權益的本公司關連人士不得在股東大會就批准有關事項的決議案投票。因此，First Pacific Investments Limited及First Pacific Investments (BVI) Limited(均為林逢生先生的聯繫人，合共持有佔本公司已發行股本約44%的本公司股份)不得在股東大會就上述各項決議案投票。

全體股東可就批准Indo Agri一般授權的決議案投票。

訂立持續關連交易的理由

Indofood集團的相關成員公司訂立持續關連交易，是有關Indofood集團業務及營運的常規持續業務安排，詳情如下：

(i) 修訂麵食業務交易的二零零八年及二零零九年年度上限及有關麵食業務交易的二零一零年年度上限

董事一直監察Indofood集團的持續關連交易。基於有關需求及營運狀況的內部估計，二零零八年及二零零九年的年度上限不足以應付相關交易方的要求。上述經修訂麵食業務上限及二零一零年麵食業務上限為估計交易值，乃根據截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度各年有關各方的預測交易量，並計及各區域市場近年可觀的發展與需求大幅增長以及原材料漲價而計算。

(ii) 修訂種植園業務交易的二零零八年及二零零九年年度上限、有關種植園業務交易的二零一零年年度上限及新種植園業務交易

Indofood一直監察種植園業務交易額。基於Indofood種植園業務的擴充情況，Indofood察覺到若干種植園業務上限將不足以配合種植園業務的預期擴充。

對於種植園公司、Indofood集團成員公司及林逢生先生的聯繫人擬訂立的新種植園業務交易，由於GS與MPI相鄰，在買賣農業材料時可節省更多時間及成本，故不會自其他地方採購、訂購及運送相同材料，是以訂立該等種植業務交易。RMK向GS及MPI提供建築材料(主要為夾板)，用以建造種植園辦公室、貨倉及莊園所需的其他建築物。進行上述交易是由於

RMK的夾板質素優良及價格合宜。與LSIP進行交易是由於自LSIP採購優質種子，可保持乙方種植園的油棕櫚樹質素。

(iii) **訂定蔗糖業務交易的二零零八年、二零零九年及二零一零年年度上限**

蔗糖業務交易乃有關LPI業務及營運的常規持續業務安排，尤其是於建議認購完成後，收購及使用有關發展項目的特定技術問題諮詢服務及獲取集團內的財務資助。財務資助乃於本集團內各附屬公司間以股東貸款及公司擔保的形式提供。該形式的財務資助在印尼十分普遍，屬於種植園業務的一般過程。由於該等附屬公司仍處於發展期，且經常無法自付盈虧，因此母公司會向附屬公司提供財務資助直至其能夠獨立營運。所訂立的該等交易乃有關LPI業務及營運的常規持續業務安排，尤其是建議認購完成後收購及使用有關發展項目的特定技術問題諮詢服務、獲得中央保險理賠及更妥善安排保險索償以及取得集團內的財務資助。財務資助乃於本集團內各附屬公司間以股東貸款及公司擔保的形式提供。該形式的財務資助在印尼十分普遍，屬於種植園業務的一般過程。由於該等附屬公司仍處於發展期，且經常無法自負盈虧，因此母公司會向附屬公司提供財務支持直至其能夠獨立營運。SIMP現有貸款安排文件有反抵押條款，限制SIMP集團成員公司以資產作為貸款抵押。建議認購完成後，LPI將成為SIMP的附屬公司。因此，LPI將不可能將其資產作為銀行貸款抵押而令SIMP不會違反其現有貸款文件的反抵押條款。因此，SIMP(作為LPI的控股公司)會改為就LPI所取得貸款向LPI貸款的貸方授出公司擔保。

董事意見

因此，董事(於本通函第28至29頁所載致獨立股東的獨立函件發表意見的獨立董事委員會成員除外)認為上文(a)、(b)及(c)項所述的交易條款及年度上限以一般商業條款訂立且屬公平合理，並符合本公司及其股東的整體最佳利益。

董事認為屬商業適宜且符合本公司及本集團整體利益，使Indo Agri可根據Indo Agri股東於二零零八年四月二十八日批准的Indo Agri一般授權(「**Indo Agri一般授權**」)不時於適當商機及市場條件出現時靈活籌集更多股本資金及／或發

行股本證券。因此根據上市規則第13.36(1)(a)條規定及免生疑問，董事建議根據上市規則第13.36(1)(a)(ii)條在股東大會徵求股東同意Indo Agri根據Indo Agri一般授權不時發行股份或可換股證券。

載於本通函附錄四股東特別大會通告的普通決議案(第4項普通決議案)(「**Indo Agri一般授權發行同意決議案**」)將於股東大會提呈以便按上段所述根據上市規則第13.36(1)(a)(ii)條取得股東同意。

倘Indo Agri發行新證券屬於上市規則第14章界定的出售，則本公司將相應遵守有關規定。

針交易方的資料

DUFIL、Pinehill及SAWAB各自均為麵食業務交易的交易方，從事即食麵製造業務(DUFIL在尼日利亞；Pinehill在沙地阿拉伯及中東；而SAWAB在敘利亞經營)。

(a) SWGL為三林集團與其中東業務夥伴建立的合營公司，作為SWGL及相關國家業務夥伴建立合營公司的投資或控股公司。

(b) SAWATA為於埃及成立的公司，從事製造、銷售及分銷即食麵產品。

(c) SAWAHI為於也門成立的公司，從事製造、銷售及分銷即食麵產品。

關於種植園公司以及種植園業務交易與蔗糖業務交易的交易方：

(a) SBN是在印尼註冊成立的有限公司，在印尼南蘇門答臘擁有14,000公頃種植園；

(b) MSA是在印尼註冊成立的有限公司，在印尼南蘇門答臘直接或間接擁有19,000公頃種植園，並在印尼中加里曼丹島擁有16,500公頃種植園；

(c) MCP是在印尼註冊成立的有限公司，在印尼東加里曼丹島間接擁有36,041公頃種植園；

(d) ASP為MSA擁有99.51%權益的附屬公司；GS為MCP擁有99.99%權益的附屬公司；而MPI為MCP擁有99.97%權益的附屬公司；

(e) RMK及AS由三林集團擁有100%權益，而STP則由三林集團擁有50%權益；

(f) IKU於印尼從事諮詢及工程業務。IKU乃被認為是印尼提供有關工程及項目管理服務的最負盛名的諮詢公司之一；及

(g) IKU由三林集團擁有100%權益，而LPI則由三林集團擁有32%權益

(h) SIMP擁有及經營油棕櫚種植園、原棕櫚油研磨設施、生產品牌食用油及其他相關產品的業務。

(i) LPI為在印尼註冊成立的有限公司，在印尼從事種植園發展業務，目前正在預備營運階段，尚未開始正式營運。LPI現時擁有：

 (i) 位於印尼南蘇門答臘Kabupaten Ogan Komering Ulu Timur省的甘蔗種植園，獲批准土地總面積約為21,500公頃，其中約18,600公頃擬用於種植甘蔗。截至二零零八年三月三十一日，當中約2,745公頃已種植甘蔗；

 (ii) 位於印尼中爪哇的Kabupaten Pati省的甘蔗生產廠房，現時正修建以重新投入商業生產甘蔗，預期約於二零零八年六月投產；及

 (iii) 位於印尼南蘇門答臘Kabupaten Ogan Komering Ulu Timur省的甘蔗生產廠房，於二零零八年四月開始建造，現時預期於二零一零年底投產。

於最後可行日期，種植園公司擁有的種植園土地已用作或預期用作油棕櫚種植園。

本公司及INDOFOOD資料

本公司是一家建基於香港的投資及管理公司，業務位於亞洲，主要業務與電訊、消費性食品、基建及天然資源相關。

Indofood為印尼首屈一指的加工食品公司，以雅加達為基地，並於印尼證券交易所上市。Indofood透過四項策略性業務集團於印尼提供及分銷多類別食品：品牌消費品(麵食、營養及專門食品、零食以及食品調味料)、Bogasari(麵粉及意大利麵食)、農業業務(食油、植物牛油及起酥油)及分銷。以產量計算，Indofood為全球最大的即食麵製造商之一；以公頃計，則為全球最大的種植園公司之一；亦為印尼最大的磨粉商。以單一地點產能計算，Indofood於雅加達的磨粉廠是全球最大的磨粉廠之一。Indofood於印尼亦擁有龐大的分銷網絡。

(3) INDO AGRI發行股份的一般授權

Indo Agri為本公司的附屬公司，該公司證券於新加坡證券交易所(「**新加坡交易所**」)上市。於本通函日期，Indo Agri為上市規則第13章規定的本公司「主要附屬公司」。根據Indo Agri須遵守的新加坡證券交易所上市手冊(「**新加坡交易所上市手冊**」)第8章第II部的規定，Indo Agri股東享有較上市規則第13.36(1)條之規定更優越的優先購股權。新加坡交易所上市手冊第8章第II、IV及VI部載有監管新加坡上市公司發行證券(包括股份、公司認股權證及可換股證券)的現時生效規定，本通函附錄二亦摘錄該等規定。**雖然上市規則及新加坡交易所上市手冊均規定優先購股權，但兩者規定不同。倘閣下對該等規定有疑問，請徵求律師或其他專業顧問的意見。**

董事理解上市公司須根據新加坡交易所上市手冊第8章第II部規定徵求並取得新加坡交易所上市手冊所規定發行股份或可換股證券的一般授權乃新加坡市場慣例。

於二零零八年四月二十八日，Indo Agri股東根據新加坡交易所上市手冊授予Indo Agri董事一般授權，主要賦予Indo Agri董事於下屆股東週年大會結束前，於認為適宜時全權酌情隨時根據授權的條款及條件配發及發行Indo Agri的股份及可換股證券的權力，但不得超過通過決議案當日Indo Agri已發行股本的50%，除按股權比例向Indo Agri全體股東發行的股份外，將發行的股份及可換股證券總數不得超過Indo Agri已發行股本的20%。

就釐定根據Indo Agri一般授權可發行Indo Agri股份總數而言，已發行股份比例須根據Indo Agri於通過有關決議案當日Indo Agri已發行股份並經計及(1)因兑換或行使可換股證券發行的Indo Agri新股；(2)於通過有關決議案當日行使購股權或當時發行或存在的股份獎勵歸屬而發行的新股及隨後合併或拆細的Indo Agri股份而作出調整。根據新加坡交易所上市手冊，新加坡交易所上市公司發行股份的價格不得超過訂立配售或認購協議時在新加坡交易所完整交易日買賣加權平均價折讓的10%。

Indo Agri一般授權的條款載於本通函附錄三。根據Indo Agri一般授權的條款及Indo Agri於最後可行日期的股本架構，Indo Agri董事根據該授權全面行使其發行或同意發行股份或可換股證券的權力會使本公司於Indo Agri的實際股權比例由29.8%降為23.8%。

一般資料

謹請　閣下留意本通函附錄所載的資料。

此致

本公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零八年六月十三日

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

敬啓者：

持續關連交易

茲提述本公司於本函件相同日期向本公司股東刊發的通函(「通函」)，而本函件為其中部份。除另有指明外，通函已界定的詞語在本函件中具有相同涵義。

吾等獲董事會委任為獨立董事委員會，就以下事項向獨立股東提供推薦建議：

(a) 麵食業務交易、經修訂麵食上限及二零一零年麵食業務上限；

(b) 種植園業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務交易及新種植園業務上限；及

(c) 蔗糖業務交易及蔗糖業務上限。

經考慮麵食業務交易、經修訂麵食業務上限、二零一零年麵食上限、種植園業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務交易、新種植園業務上限、蔗糖業務交易、蔗糖業務上限及通函第30至101頁所載華富嘉洛的建議及意見，獨立董事委員會認為麵食業務交易、經修訂麵食業務上限、二零一零年麵食上限、種植園業務交易、經修訂種植園業務上限、二零一零年種植園業務上限、新種植園業務交易、新種植園業務上限、蔗糖業務交易及蔗糖業務上限均按一般商業條款訂立，對獨立股東公平合理，亦符合本公司及本公司股東整體利益。

因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈的決議案，以通過麵食業務上限、經修訂麵食業務上限、二零一零年麵食上限、種植園業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務交易、新種植園業務上限、蔗糖業務交易及蔗糖業務上限。

獨立董事委員會謹請獨立股東參閱通函所載董事會函件及致獨立董事委員會及獨立股東的華富嘉洛函件，華富嘉洛函件載有達致其推薦建議的考慮因素。

此致

列位獨立股東 台照

獨立董事委員會

Graham L. Pickles
獨立非執行董事

陳坤耀教授
獨立非執行董事

鄧永鏘爵士
獨立非執行董事

二零零八年六月十三日

以下為獨立董事委員會及獨立股東的獨立財務顧問華富嘉洛發出的意見書全文，乃為載入本通函而編製，當中載有其就(1)麵食業務交易、經修訂麵食業務上限以及二零一零年麵食上限；及(2)種植園業務交易、新種植園業務交易、蔗糖業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限，向獨立董事委員會及獨立股東提供的意見。

Quam Capital Limited 華富嘉洛企業融資有限公司

Financial Services Group A Member of The Quam Group

敬啟者：

持續關連交易

吾等獲委聘為獨立董事委員會及獨立股東就有關(1)麵食業務交易、經修訂麵食業務上限以及二零一零年麵食上限；及(2)種植園業務交易、新種植園業務交易、蔗糖業務交易、經修訂種植園業務上限、二零一零年種植園業務上限、新種植園業務上限及蔗糖業務上限的獨立財務顧問。麵食業務交易、種植園業務交易、新種植園業務交易及蔗糖業務交易的詳細條款載於 貴公司於二零零八年六月十三日刊發予其股東(「**股東**」)的通函(「**通函**」)(本函件為通函的一部份)內之「董事會函件」(「**董事會函件**」)，除文義另有所指外，通函已界定的詞語在本函件中具有相同涵義。

獨立非執行董事Graham L. Pickles先生、陳坤耀教授及鄧永鏘爵士獲委任為獨立董事委員會的成員，就麵食業務交易、種植園業務交易、新種植園業務交易及蔗糖業務交易各自是否由 貴集團於日常及一般業務過程中按一般商業條款訂立；以及其各自的條款及條件連同(1)經修訂麵食業務上限及二零一零年麵食上限；及(2)經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限(統稱為「**交易上限**」)是否公平合理及是否符合 貴公司

及股東整體利益向獨立股東提供意見；以及就應否投票贊成麵食業務交易、種植園業務交易、新種植園業務交易、蔗糖業務交易，以及是否採納交易上限向獨立股東提供意見。作為獨立財務顧問，吾等的工作乃向獨立董事委員會及獨立股東提供獨立意見。

華富嘉洛企業融資有限公司乃獨立於　貴集團任何成員公司或其任何主要股東、董事或行政總裁或彼等各自聯繫人，且與其概無關連，因此，具備就麵食業務交易、種植園業務交易、新種植園業務交易及蔗糖業務交易以及交易上限提供獨立意見的資格。

制訂推薦建議時，吾等已倚賴　貴集團及其顧問所提供的資料與事實，以及董事及　貴集團(包括Indofood集團)管理層所表達的意見及作出的聲明。吾等假設通函所載或所述的一切資料及聲明於通函日期在各方面均屬真實及準確，並可加以倚賴。吾等亦假設通函所載的一切陳述及當中所作出或所提述的聲明於作出時以至通函日期均屬真實。吾等倚賴董事確認各份有關麵食業務交易、種植園業務交易、新種植園業務交易及蔗糖業務交易並於二零一零年十二月三十一日到期的新訂協議將載有　貴集團所提供該等協議(即下文(A)(1)(b)(i)節及(B)(1)(d)(xi)節所界定的統一麵食協議及統一種植園協議)各自草案所列的相同條款及條件。吾等並無理由懷疑董事及　貴集團(包括Indofood集團)管理層提供予吾等的資料及聲明的真實性、準確性及完整性，而董事已向吾等確認通函所提供及所提述的資料並無隱瞞或遺漏任何重大事實，以致通函所載任何陳述有所誤導。

吾等認為已審閱現時可獲得的足夠資料(包括但不限於上述麵食業務交易及種植園業務交易各自的現有協議以及統一麵食協議及統一種植園協議草案)，以達致知情意見，並為吾等倚賴通函所載資料的準確性提供充分理據，從而為吾等的推薦建議奠定合理基準。然而，吾等並無獨立核實該等資料，亦無對　貴集團及董事會函件詳述的麵食業務交易、種植園業務交易、新種植園業務交易及蔗糖業務交易有關各方或彼等各自的任何附屬公司或聯營公司的業務、事務、營運、財務狀況或未來前景進行任何形式的深入調查。

考慮的主要因素及理由

達致相關(1)麵食業務交易、經修訂麵食業務上限以及二零一零年麵食上限；及(2)種植園業務交易、新種植園業務交易、蔗糖業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限的推薦建議時，吾等已考慮以下各主要因素及理由：

A. 麵食業務

1. *麵食業務交易、經修訂麵食業務上限及二零一零年麵食上限的背景及理由*

(a) 麵食業務及Indofood集團的擴展策略

Indofood集團在印尼從事全麵食品方案，以雅加達為基地，其股份於印尼證券交易所上市，主要產品為麵食、麵粉、棕櫚油及食用油，亦有食品調味料、零食、營養及特別食品、種植園以及分銷業務。「Indomie」、「Supermi」與「Pop Mie」為其麵食產品的主要品牌。

吾等獲悉，Indofood為印尼的市場領導者，以產量計算，亦為全球最大即食麵生產商之一。Indofood其中一項既定目標為繼續憑藉其於行內的實力，提高品牌價值及鞏固市場地位。至今，Indofood集團透過於相關市場與當地麵食生產及市場推廣公司建立業務關係，增加其在印尼以外地區的行業實力。憑藉當地麵食生產及市場推廣公司的專業知識開拓市場為Indofood集團的致勝關鍵，此乃由於透過該等公司，可節省有關拓展Indofood集團提供服務的市場所需的設置成本、生產及分銷成本以及廣告及宣傳費用。有鑑於此，吾等贊同Indofood管理層，認為此策略對 貴公司及股東均為有利。

(b) 麵食業務交易

麵食業務方面，麵食業務交易包括與DUFIL的交易(「**DUFIL交易**」)、與Pinehill的交易(「**Pinehill交易**」)、與SAWAB的交易(「**SAWAB交易**」)以及與SWGL、SAWATA及SAWAHI(統稱「**SWGL集團**」)的交易(「**SWGL交易**」)。

(i) 訂立統一麵食協議(定義見下段)的原因

吾等發現Indofood集團訂立相關麵食業務交易的若干現有協議的到期日並不一致。為減輕因管理大量不同到期日的協議而承擔繁複的行政工作，藉以簡化Indofood集團的關連交易的持續管理工作，Indofood集團計劃統一麵食業務交易的所有協議的到期日。因此，Indofood集團有意在獲得獨立股東批准後，提早終止該等於二零一零年十二月三十一日前到期的現有協議(不包括與下文表三所載第(3)類交易相關的協議)，並同時與相同的訂約方按大致相同的條款及條件(新協議的有效期到期日統一為二零一零年十二月三十一日除外)訂立相關麵食業務交易的新協議(合稱「**統一麵食協議**」)。統一麵食協議到期後可再續期三年，惟須遵守上市規則及相關法例及法規的規定。

據悉，與下文表三所載第(1)、(4)及(5)類交易相關的協議已於二零零八年三月三十一日到期。吾等獲悉根據相關協議的自動續期三年條款，相關協議經相關各方磋商後，會按相同條款再續期三年，直至二零一一年三月三十一日。與下文表三所載第(2)類交易及下文表三所載第(8)至(11)類交易相關的協議分別於二零零八年十月二日及二零零九年十二月三十一日屆滿。為統一上述各協議的到期日，董事計劃在獲得獨立股東批准後，提早終止上述各現有協議及訂立統一麵食協議。

吾等獲悉有關下文表三所載第(3)類交易及為期四年的協議已於二零零六年六月十四日獲得當時的獨立股東批准，將於二零一零年十一月二十九日屆滿。吾等亦獲悉Indofood的管理層計劃在相關協議屆滿後，在符合上市規則及相關法例及法規下再續期四年。除上述協議外，所有其餘相關麵食業務交易的現有協議仍會繼續生效，直至二零一零年十二月三十一日到期為止。董事擬在訂立統一麵食協議後，在符合上市規則及相關法例及法規下，使所有麵食業務交易的協議(下文表三所載第(3)類交易的相關協議除外)的到期日均為二零一零年十二月三十一日，而所有在到期後更新的相關協議會自二零一一年一月一日起計為期三年(或訂約方協定的其他時限)。

(ii) DUFIL、Pinehill、SAWAB與SWGL集團的主要業務及擴充策略

吾等獲悉DUFIL及Pinehill分別在西非及中東從事即食麵產品製造、銷售及分銷業務逾12年。吾等亦獲悉截至本通函日期，除附有「Indomie」商標的即食麵產品外，DUFIL並無根據其他商標製造、銷售及分銷任何即食麵產品。Pinehill根據「Indomie」、「Supermi」及「Pop Mie」商標製造的即食麵產品佔其總銷量逾90%。

吾等亦獲悉DUFIL交易及Pinehill交易一直為　貴集團貢獻收益及溢利。根據　貴公司截至二零零七年十二月三十一日止年度的年報(「**二零零七年年報**」)所披露，　貴集團二零零七年財政年度的麵食業務交易年度總收入約為35,600,000美元。此外，Indofood管理層確認截至二零零七年十二月三十一日止財政年度及截至二零零八年三月三十一日止三個月來自麵食業務交易的毛利率高於Indofood集團於相關期間自行在印尼本地市場銷售所生產的即食麵產品之毛利率。

基於上述理由，加上訂立DUFIL交易及Pinehill交易符合上文(a)分節所述的Indofood集團既定業務目標，吾等認為DUFIL交易及Pinehill交易有助Indofood集團發揮於尼日利亞、沙地阿拉伯及中東市場的專業知識，擴大麵食業務的市場範圍。

SAWAB於二零零五年十二月註冊成立，主要在敘利亞從事即食麵產品製造、銷售及分銷。SWGL集團主要在埃及、蘇丹及也門從事即食麵產品製造、銷售及分銷。

據悉，SAWAB於二零零八年才開始商業經營。Indofood管理層確認，敘利亞對即食麵的初步需求切合彼等的預期，而SAWAB交易截至二零零八年三月三十一日止三個月的毛利率高於Indofood集團於相關期間自行在印尼本地市場銷售所生產的即食麵產品之毛利率。吾等獲悉，截至本通函日期，除「Indomie」商標的即食麵產品外，SAWAB並無根據其他商標生產、銷售及分銷即食麵產品。

吾等獲悉，由於生產設施的建設工程有所延誤，故此於二零零九年前， 貴集團於埃及、蘇丹或也門麵食業務並無主要市場優勢。基於在尼日利亞、沙地阿拉伯、敘利亞及中東地區推出Indofood品牌即食麵產品取得成功，吾等贊同董事，認為跟主要目標市場與DUFIL、Pinehill及SAWAB相同的SWGL集團建立業務關係，能大大幫助 貴集團於上述地區推行其策略，從而進一步加強其麵食業務的地區擴展及優勢。

基於上述理由以及上文(a)分節所述的Indofood集團擴展政策，吾等認為透過與DUFIL、Pinehill、SAWAB及SWGL集團的業務關係，麵食業務交易有助開拓尼日利亞、敘利亞、沙地阿拉伯及中東地區市場，擴大麵食業務的市場範圍。

此外，基於　貴集團的業務性質，以及DUFIL、Pinehill、SAWAB及SWGL集團各自的主要業務，可合理預期各項麵食業務交易將於可見的將來繼續定期且頻繁地於　貴集團日常及一般業務中進行。　貴公司於每次進行該等交易時嚴格遵守上市規則有關「關連交易」的規定並不可行。

(c) 經修訂麵食業務上限及二零一零年麵食上限

按二零零七年五月通函所披露，截至二零零九年十二月三十一日止三個財政年度各年相關麵食業務交易過往獲當時獨立股東批准的年度上限總額分別為57,200,000美元、70,200,000美元及90,000,000美元。謹請注意，聯交所就麵食業務交易向　貴公司授出豁免嚴格遵守上市規則相關規定，為期三年的有條件豁免(「**現有豁免**」)將於二零零九年十二月三十一日到期。此外，截至二零一零年十二月三十一日止財政年度並無就任何其他麵食業務交易訂立年度上限。

吾等獲悉，根據　貴集團近期內部預測與DUFIL、Pinehill、SAWAB及SWGL集團各自的營業額以及彼等各自市場當前的經營環境，董事預測截至二零零九年十二月三十一日止兩年預期來自DUFIL、Pinehill、SAWAB及SWGL集團在供應食品材料、麵食調味料及軟性包裝物料、授出特許權及為彼等各自即食麵製造業務提供技術支援服務方面的需求將與申請上述現有豁免時的原本估計有所偏差。

基於以上所述及上文(a)及(b)分節所述的理由，吾等相信採納經修訂麵食業務上限(反映按Indofood管理層所作預測而於相關市場上預期的營業額變動)及二零一零年麵食上限為Indofood集團繼續業務發展、加強麵食業務的水平多元化及全面受惠於DUFIL、Pinehill、SAWAB及SWGL集團各自市場增長前景所不可或缺的。

(d) 總結

基於上文所述，吾等認為麵食業務交易連同採納經修訂麵食業務上限及二零一零年麵食上限為 貴集團於日常及一般業務中進行，而在此方面符合 貴公司及股東的整體利益。

2. 統一麵食協議的主要條款

Indofood管理層已向吾等確認，統一麵食協議各項性質類似的交易類別將按根據類似的條款及條件並按一般商業條款進行，特別是Indofood集團將收取的價格／費用將與現有麵食業務交易所採用的標準定價／收費架構一致。吾等已審閱統一麵食協議草案，並獲悉統一麵食協議的條款與相關現有協議的條款相同，惟統一麵食協議的到期日為二零一零年十二月三十一日除外。

以下載列統一麵食協議有關麵食業務交易的主要條款：

(a) 銷售及供應食品材料及麵食調味料(下文表三第(1)及第(4)類及表四第(8)類交易)

(i) 交易性質

根據有關銷售及供應食品材料及麵食調味料的統一麵食協議，Indofood集團同意向DUFIL、Pinehill及SAWAB供應麵食調味料(包括調味粉、調味油及材料)，以供彼等各自生產即食麵產品，由相關協議生效日期開始，至二零一零年十二月三十一日屆滿。

董事確認，Indofood集團將向DUFIL、Pinehill及SAWAB供應的所有麵食調味料僅限於生產於各自市場銷售的即食麵產品。

(ii) 定價基準

吾等獲悉，除到期日外，相關統一麵食協議所列條款以及分別與DUFIL、Pinehill及SAWAB訂立的現有調味料供應協議的條款大致相同。

麵食調味料的售價將由相關訂約方不時釐定及共同協定。董事確認，最終售價將由相關訂約方透過公平磋商並參考相關調味料供應協議內預先釐定的報價及相關市場當時市價後釐定。吾等已審閱現行調味料供應協議以及將與DUFIL、Pinehill及SAWAB各自訂立的相關統一麵食協議所載各預先釐定的報價，並留意到相關統一麵食協議所列調味料單位售價與相關現行協議所載者一致。

貴公司表示，於本通函日期，除DUFIL、Pinehill及SAWAB外，由於Indofood集團在並無訂立平行商標牌照協議以保障其麵食調味料獨家秘方及訂立技術服務協議以提供含有其麵食調味料的即食麵產品製造技術訣竅的情況下，不會向其他方供應麵食調味料，故此 貴集團過往並無與其他人士進行任何同類交易。因此，概無可供直接比較的獨立相關交易。儘管如此，評估供應予DUFIL、Pinehill及SAWAB麵食調味料的價格是否合理時，吾等已審閱另一香港上市公司味丹國際(控股)有限公司(「味丹」，主要從事調味料產品的製造及銷售)銷售調味料的同類交易的毛利率。經審閱後，吾等注意到按味丹的年報所述，味丹於截至二零零七年十二月三十一日止年度錄得毛利率約19.1%。董事確認，截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月，Indofood分別向DUFIL、Pinehill及SAWAB銷售麵食調味料的毛利率均超逾19.1%。

(b) 軟性包裝物料的銷售及供應(下文表三第(2)及(5)類交易及表四第(9)類交易)

(i) 交易性質

根據相關統一麵食協議，Indofood集團同意向DUFIL、Pinehill及SAWAB就彼等各自生產即食麵產品供應軟性包裝物料，由相關協議生效日期開始，至二零一零年十二月三十一日屆滿。

董事確認，將由Indofood集團向DUFIL、Pinehill及SAWAB供應的所有軟性包裝物料僅用於生產於各自市場銷售的即食麵產品。

(ii) 定價基準

吾等獲悉，除到期日外，相關統一麵食協議所列條款以及分別與DUFIL、Pinehill及SAWAB訂立的現有包裝物料供應協議的條款大致相同。

軟性包裝物料的售價將由相關訂約方不時釐定及共同協定。董事確認，最終售價將由相關訂約方經公平磋商並參考相關包裝物料供應協議內所載預先釐定的報價以及相關市場的當時市價後釐定。吾等已審閱分別與DUFIL、Pinehill及SAWAB各自訂立的現行包裝物料供應協議以及將與彼等訂立的相關統一麵食協議所載各預先釐定的報價，並留意到相關統一麵食協議所列包裝物料單位售價與相關現行協議所載者一致。

根據吾等與Indofood管理層進行的討論，吾等知悉將供應予DUFIL、Pinehill及SAWAB的包裝物料基本上性質相同，僅尺碼及顏色等規格有異，而上述預先釐定報價所載的單位售價將於相關訂約方公平磋商並參考當市國際市場上的包裝物料當時價格後釐定。

貴公司表示，於本通函日期，除DUFIL、Pinehill及SAWAB外，由於將以Indofood技術及／或授權商標製造的包裝物料均作特定用途，導致吾等的分析並無可供比較的第三方交易，故此 貴集團過往並無與其他人士進行任何同類交易。儘管如此，評估包裝物料的價格是否合理時，吾等已審閱獨立供應商有關銷售同類包裝物料的報價，並注意到與吾等審閱該等獨立供應商所徵收的價格相比，上述預先釐定報價所載的售價對Indofood集團較為有利。

(c) 授出商標特許權及提供技術服務(下文表四第(10)及(11)類交易)

(i) 交易性質

根據相關統一麵食協議，Indofood集團同意向SAWAB授出有關在敘利亞使用「Indomie」商標的非獨家及不可轉讓權利及授權，作為即食麵產品的生產、銷售、分銷、廣告及推廣之用，由相關協議生效日期開始，至二零一零年十二月三十一日屆滿。

為確保將由SAWAB以「Indomie」品牌所製造即食麵產品的品質標準，Indofood同意向SAWAB提供技術服務及技術授權，以支援於廠房進行的「Indomie」即食麵產品的製造、包裝及分銷過程。將由Indofood集團提供的技術服務範圍包括有關下列各項的前期運作及持續技術支援(其中包括)(1)選取、採購、系統設計及安裝機器及設備；(2)試行的表現；(3)工序提升；及(4)品質保證。按與SAWAB訂立的協議所述，SAWAB在製造即食麵產品時，不得使用Indofood指定者以外的任何物料，亦不得更改配料標準或改變Indofood與SAWAB制定的品質標準。

(ii) 定價基準

吾等獲悉，除到期日外，相關統一麵食協議所列條款和與SAWAB訂立的現有授權及技術服務協議的條款大致相同。

根據相關統一麵食協議，SAWAB分別就獲授「Indomie」商標及獲提供技術服務每季應付的特許權費及技術服務費乃SAWAB以「Indomie」品牌製造的各類即食麵產品的實際銷售額1.5%釐定。吾等獲悉，上述定價基準已由有關訂約方參考當時市價及SAWAB所承擔的當地稅項後經公平磋商釐定。

為方便比較，吾等已審閱(1) Indofood一間聯營公司與一家獨立國際麵食製造商；(2) Indofood一間合營公司與一間獨立國際食品公司；及(3) Indofood集團與DUFIL或Pinehill訂立的同類商標授權及技術服務安排。經審閱後，吾等注意到上述各項可供比較交易的定價政策相似，且SAWAB授權協議所規定為1.5%的特許權及技術服務費均介乎上述可供比較交易所徵收的範圍（即0.5%至2.5%）。

基於上文所述，吾等認為統一麵食協議各自的條款及條件均為公平合理，並按一般商業條款訂立，且符合 貴公司及股東的整體利益。

3. 上市規則的規定

於麵食業務交易相關的各項協議年期內的 貴公司各財政年度，有關交易須根據上市規則第14A.37條及14A.38條規定分別經獨立非執行董事及 貴公司核數師審閱。獨立非執行董事必須於年報及賬目確認麵食業務交易乃於下列情況訂立：

- 於 貴公司日常及一般業務中；
- 按一般商業條款，如無足夠可供比較交易判斷是否按一般商業條款訂立，則按不遜於 貴公司向獨立第三方或獲獨立第三方提供(視情況而定)的條款；及
- 根據相關規管協議，而相關條款均屬公平合理且符合 貴公司與股東的整體利益。

此外，上市規則規定 貴公司核數師必須向董事會致函(須於 貴公司年報付印前最少十個營業日向聯交所提供副本)，確認麵食業務交易：

- 已獲董事會批准；
- 倘交易涉及由 貴公司提供貨品或服務，則符合 貴公司的定價政策；
- 根據規管交易的相關協議訂立；及
- 並無超出過往公佈所披露的上限。

按二零零七年度年報所載，根據上市規則第14A.37條，獨立非執行董事已確認截至二零零七年十二月三十一日止年度，各項麵食業務交易於下列情況訂立：(1)於 貴公司日常及一般業務中；(2)按一般商業條款，或按不遜於Indofood向獨立第三方提供的條款；(3)根據相關協議(延遲償付單據除外)；及(4)按公平合理且符合股東整體利益的條款。

貴公司核數師已審閱截至二零零七年十二月三十一日止年度的麵食業務交易，並確認麵食業務交易乃按上市規則第14A.38條所載的方式進行，惟延遲償付單據除外。

基於上文所述，吾等認為，目前已具備足夠程序及安排以確保麵食業務交易將按對獨立股東公平合理且屬一般商業條款的條款進行。

4. 年度上限

(a) 即食麵產品市場概覽

下文表一為以國家／組織分類的即食麵主要客戶於截至二零零七年十二月三十一日止五年度各年的消耗量：

表一

	截至十二月三十一日止年度									
	二零零三年		二零零四年		二零零五年		二零零六年		二零零七年	
	十億個	% *(附註)*	十億個	% *(附註)*	十億個	% *(附註)*	十億個	% *(附註)*	十億個	% *(附註)*
中國(包括香港)	32.00	45.8	39.00	48.8	44.26	51.5	46.79	50.9	50.11	51.2
印尼	11.20	16.0	12.01	15.0	12.40	14.4	14.09	15.3	14.99	15.3
日本	5.40	7.7	5.54	6.9	5.43	6.3	5.44	5.9	5.46	5.6
尼日利亞	0.00	0.0	0.60	0.8	0.65	0.8	0.70	0.8	1.00	1.0
海灣合作理事會國家(包括沙地阿拉伯)	0.06	0.1	0.50	0.6	0.55	0.6	0.60	0.7	0.67	0.7
全球	69.82		79.97		85.99		91.96		97.87	

資料來源： *World Instant Noodles Association*

附註： 佔全球總消耗量的百分比。

按上文表一所示，二零零三年至二零零七年的即食麵全球需求的平均年增長率約8.8%。中國(包括香港)為世界最大的消耗國，近年的即食麵消耗量佔全球供應逾50%，由二零零三年至二零零七年的消耗平均每年增長約11.9%。屬於DUFIL、Pinehill、SAWAB及SWGL集團目標市場的尼日利亞及海灣合作理事會國家(包括沙地阿拉伯)由二

零零四年至二零零七年的即食麵需求平均每年增長率分別約18.6%及10.2%，超越全球需求的平均年增長率。根據吾等與Indofood管理層有關即食麵增長的主要因素的討論及對即食麵市場的全面回顧，吾等認為即食麵全球需求的持續增長主要由於：(1)產品體現方便快捷的功能概念；(2)即食麵煮法簡單、耐存、價錢大眾化、美味及口味選擇多不勝數；(3)可支配收入增加；(4)全球人口增加；(5)東方食品越來越受歡迎；及(6)烹調需時短，技巧要求不高。吾等亦觀察到推算全球即食麵市場於二零一零年年底會上升至1,587億個。

鑑於(1)方便食品需求上升加上產品口味及包裝不斷創新；(2)即食麵於全球市場越來越受歡迎；(3)近年DUFIL、Pinehill、SAWAB及SWGL集團各目標市場的人口及可支配收入增長；及(4)上述尼日利亞及海灣合作理事會國家(包括沙地阿拉伯)的即食麵需求平均年增長率分別約18.6%及10.2%，Indofood管理層預期DUFIL、Pinehill、SAWAB及SWGL集團各市場的即食麵需求會繼續高於全球平均年增長率。

基於上述原因，吾等認為，預期DUFIL、Pinehill、SAWAB及SWGL集團各市場對「Indomie」／「Supermi」／「Pop Mie」品牌即食麵產品需求增加，貴集團理應提升麵食業務交易量。

(b) 有關DUFIL交易及Pinehill交易的經修訂麵食業務上限及二零一零年麵食上限

(i) DUFIL交易及Pinehill交易交易額的過往紀錄

以下為截至二零零七年十二月三十一日止三個財政年度各年及截至二零零八年三月三十一日止三個月各項DUFIL交易及Pinehill交易的實際交易額詳情；以及截至二零零七年十二月

三十一日止兩年度交易金額與現有豁免的相關年度上限的比較(「**麵食使用率**」)。

表二

DUFIL交易及Pinehill交易類別	截至十二月三十一日止年度			截至三月三十一日止三個月
	二零零五年	二零零六年	二零零七年	二零零八年
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
DUFIL交易				
(1) 食材部向DUFIL銷售及供應食品材料及麵食調味料	8.2	10.0	6.7	2.1
麵食使用率:	*不適用*	*53.2%*	*38.5%*	*附註*
(2) CKA向DUFIL銷售及供應軟性包裝物料	3.3	3.4	3.0	0.6
麵食使用率:	*不適用*	*56.7%*	*42.3%*	*附註*
(3) Indofood向DUFIL授出「Indomie」品牌於尼日利亞的專營權及牌照以及提供技術服務	1.5	2.0	2.2	0.6
麵食使用率:	*不適用*	*58.8%*	*53.7%*	*附註*
Pinehill交易				
(4) 食材部向Pinehill銷售及供應食品材料及麵食調味料	8.1	11.1	15.6	3.4
麵食使用率:	*不適用*	*82.2%*	*93.4%*	*附註*
(5) CKA向Pinehill銷售及供應軟性包裝物料	2.2	3.2	5.2	1.1
麵食使用率:	*不適用*	*97.0%*	*98.1%*	*附註*
(6) Indofood向Pinehill授出「Indomie」、「Supermi」及「Pop Mie」品牌於沙地阿拉伯及中東的專營權及牌照	0.5	0.6	0.7	0.2
麵食使用率:	*不適用*	*75.0%*	*77.8%*	*附註*
(7) PIPS向Pinehill於沙地阿拉伯及中東提供技術服務	1.0	1.2	1.6	0.5
麵食使用率:	*不適用*	*80.0%*	*80.0%*	*附註*

附註： 鑒於DUFIL及Pinehill各自市場的季節性因素，吾等認為將二零零八年首季實際交易金額年度化以估計截至二零零八年十二月三十一日止年度麵食使用率並不恰當，未必能準確反映實際麵食使用率。

DUFIL交易

按上文表二所述，與過往穩定增長的趨勢相反，吾等注意到第(1)及(2)類交易的交易金額於二零零七年分別減少約33.0%及11.8%；而第(3)類交易的增長率則由二零零六年約33.3%減至二零零七年約10.0%。

吾等獲悉二零零七年業績下降主要是由於二零零七年DUFIL的即食麵產品銷量減少約7%，原因是(1)新競爭對手湧現使市場競爭突然加劇；及(2)「Indomie」產品單位售價因原料成本突然大幅上漲而調高，使需求下降。該等無法預計的外在因素亦導致二零零七年財政年度DUFIL交易的麵食使用量相對較低。

儘管如此，根據吾等與Indofood管理層的討論，預期隨著二零零八年下半年若干新產品的推出，「Indomie」品牌的麵食產品銷量將大幅上升。

Pinehill交易

Pinehill交易的年度增長穩定，與Pinehill於相關期間各即食麵產品銷售額的增長趨勢大致相符。吾等亦注意到二零零六年及二零零七年財政年度Pinehill交易的各個麵食使用率普遍較高。

基於上文所述，吾等認為Pinehill交易的麵食使用率普遍較高，很大程度上歸因於Pinehill在當地的市場專業知識及其高瞻遠矚的經營策略與相關銷情預測。

(ii) 釐定經修訂麵食業務上限及DUFIL交易與Pinehill交易的二零一零年麵食上限之基準

下表載列相關經修訂麵食業務上限及各DUFIL交易與Pinehill交易的二零一零年麵食上限詳情：

表三

DUFIL交易及Pinehill交易類別	**相關經修訂麵食業務上限及二零一零年麵食上限*** *百萬美元*
DUFIL交易	
(1) 食材部向DUFIL銷售及供應食品材料及麵食調味料	二零零八年：27.5 *(21.9)* 二零零九年：41.9 *(27.5)* 二零一零年：53.0
(2) CKA向DUFIL銷售及供應軟性包裝物料	二零零八年：13.7 *(8.8)* 二零零九年：19.9 *(11.1)* 二零一零年：26.4
(3) Indofood向DUFIL授出在尼日利亞市場使用「Indomie」品牌的獨家權利及特許權以及提供技術服務	二零零八年：7.0 *(5.0)* 二零零九年：8.9 *(6.3)* 二零一零年：11.8**
Pinehill交易	
(4) 食材部向Pinehill銷售及供應食品材料及麵食調味料	二零零八年：35.7 *(16.1)* 二零零九年：50.6 *(19.8)* 二零一零年：68.1
(5) CKA向Pinehill銷售及供應軟性包裝物料	二零零八年：16.0 *(6.8)* 二零零九年：20.9 *(8.0)* 二零一零年：29.3
(6) Indofood向Pinehill授出在沙地阿拉伯及中東使用「Indomie」、「Supermi」及「Pop Mie」品牌的獨家權利及特許權	二零零八年：1.9 *(1.1)* 二零零九年：2.4 *(1.2)* 二零一零年：3.0

DUFIL交易及 Pinehill交易類別	相關經修訂 麵食業務上限及 二零一零年麵食上限* *百萬美元*
(7) PIPS向Pinehill在沙地阿拉伯及中東提供技術服務	二零零八年：4.2 *(2.4)* 二零零九年：5.2 *(2.7)* 二零一零年：6.5

* *括號內的數字表示有關財政年度現有豁免的年度上限。*

** *謹請注意有關第(3)類DUFIL交易的建議二零一零年麵食上限乃假設相關協議於二零一零年十一月二十九日屆滿時會即時續期而釐定。*

據悉，各DUFIL交易與Pinehill交易的經修訂麵食業務上限較相關現有年度上限大幅增加。吾等與Indofood管理層討論上述事宜的理由，獲悉主要是基於：(1)預期食品材料、麵食調味料及軟性包裝物料需求上升；(2) DUFIL與Pinehill截至二零一零年十二月三十一日止三個財政年度各年的DUFIL與Pinehill年度經營計劃所載於彼等各自的市場製造及銷售即食麵產品的銷量預測；(3)根據上述DUFIL與Pinehill銷量預測估計DUFIL與Pinehill截至二零一零年十二月三十一日止三個財政年度調味料產品及包裝物料的年度供應水平；(4)現時向DUFIL及Pinehill出售的調味料產品及包裝物料單位價格會輕微上升；(5)就DUFIL交易及Pinehill交易一般預留50%緩衝空間，以應付日後未能預測的銷量變動及價格調整；(6)根據預測銷量就Indofood向DUFIL授出在尼日利亞市場使用「Indomie」品牌的獨家權利及特許權以及提供技術服務收取分別為1%的專利權費及技術服務費；(7)根據預測銷量就Indofood集團向Pinehill授出在沙地阿拉伯及中東使用「Indomie」、「Supermi」及「Pop Mie」品牌的獨家權利及特許權收取1%的專利權費；(8)根據預測銷量就Indofood集團向Pinehill在沙地阿拉伯及中東提供技術服務收取2%的技術服務費；及(9)上文表三所載第(3)類交易的二零零八年年度上限適用的一筆過收費300,000美元，即DUFIL建設混合及包裝廠收取的一筆過技術費。

評估各個經修訂麵食業務上限及二零一零年麵食上限是否公平合理時，吾等已審閱DUFIL及Pinehill所編製截至二零一零年十二月三十一日止三年度的相關經營計劃及銷售預測，以及上文所詳述的相關基準及假設。經考慮下列因素後，吾等贊同董事，認為按建議水平設立相關經修訂麵食業務上限及二零一零年麵食上限公平合理，且對 貴公司及股東有利：

- DUFIL根據以下計劃擴充產能：(1)於二零零八年、二零零九年及二零一零年各年安裝額外新生產線；(2)成立新廠房；及(3)以先進型號取代低產能機器，使生產率倍增，從而將DUFIL產能增至二零一零年約77%，以把握核心市場尼日利亞的預期需求增長。尼日利亞為西非人口最高的國家，預期人口將於二零零八年七月前達到約138,300,000人；

- Pinehill於二零零八年、二零零九年及二零一零年透過安裝多條新生產線提升產能，以應付：(1)現有即食麵產品於當地市場日漸增加的需求；及(2)以「Pop Mie」品牌推出新即食麵產品及相關新麵食產品，以提升於當地市場沙地阿拉伯及現有出口國家埃及與約旦以致新出口國家伊拉克與蘇丹的競爭優勢，增加其市場佔有率。以人口計算，沙地阿拉伯為中東地區五大國家之一，預期人口將於二零零八年七月前達到約28,200,000人；

- 由於Pinehill於二零零七年底開始透過本身生產設施生產調味粉，故此Pinehill於二零零八年後的調味粉需求大幅減少；

- 基於上文(i)分節所述的理由，二零零七年的食品材料及麵食調味料實際銷量較Indofood管理層預期低約30%。因此，DUFIL二零零八年及二零零九年的食品材料及麵食調味料預測銷量分別大幅下降約32%及21%；

- Pinehill目前計劃以「Pop Mie」品牌推出新即食杯麵及相關新麵食產品，而DUFIL則擬推出新麵食產品以提升於各自主要市場的競爭優勢及市場佔有率；

- 鑑於預期截至二零一零年十二月三十一日止三年度原料成本平均每年增長約5%至10%，故此DUFIL及Pinehill的食品材料、麵食調味料及軟性包裝材料大幅增加；

- Pinehill截至二零一零年十二月三十一日止三年度各個平均銷量比率(即包裝物料銷量除以即食麵產品銷量)與之前三年平均銷量比率相符；

- 經考慮(1) DUFIL麵食產品及食品材料的單位售價及成本增長超出Indofood管理層於二零零七年的預期；(2)原油及其他農產品價格波動增加令單位售價增長率不明確；及(3) DUFIL及Pinehill的麵食產品原料供應量不明朗後，DUFIL交易及Pinhill交易一般預留較高的50%緩衝空間；及

- 上文(a)分節所討論目前及預期即食麵市場狀況。

(iii) 總結

根據上述因素及理由，吾等認為有關DUFIL交易及Pinehill交易的經修訂麵食業務上限及二零一零年麵食上限乃 貴集團於作出審慎周詳考慮後設定，對股東公平合理，且符合 貴公司及股東整體利益。

(c) 有關SAWAB交易及SWGL交易的經修訂麵食業務上限及二零一零年麵食上限

(i) 有關SAWAB交易及SWGL交易的經修訂麵食業務上限及二零一零年麵食上限的釐定基準

下表載列各項SAWAB交易及SWGL交易的相關經修訂麵食業務上限及二零一零年麵食上限詳情：

表四

SAWAB交易及SWGL交易類別	**相關經修訂麵食業務上限及二零一零年麵食上限*** *百萬美元*
SAWAB交易	
(8) 食材部向SAWAB銷售及供應食品材料	二零零八年：9.9 *(1.9)* 二零零九年：11.4 *(2.4)* 二零一零年：14.8
(9) CKA向SAWAB銷售及供應軟性包裝物料	二零零八年：3.3 *(1.0)* 二零零九年：3.5 *(1.3)* 二零一零年：4.8
(10) Indofood向SAWAB授出「Indomie」品牌於敘利亞的非獨家及不可轉讓特許權	二零零八年：1.2 *(0.5)* 二零零九年：1.5 *(0.7)* 二零一零年：2.0
(11) PIPS向SAWAB於敘利亞提供技術服務	二零零八年：1.2 *(0.5)* 二零零九年：1.5 *(0.7)* 二零一零年：2.0

SAWAB交易及 SWGL交易類別	相關經修訂麵食業務上限及二零一零年麵食上限* *百萬美元*
SWGL交易	
(12) 食材部向SWGL於蘇丹銷售及供應食品材料及麵食調味料	二零零八年：不適用*(不適用)* 二零零九年：2.5 *(1.2)* 二零一零年：4.5
(13) CKA向SWGL於蘇丹銷售及供應軟性包裝物料	二零零八年：不適用*(不適用)* 二零零九年：1.0 *(0.7)* 二零一零年：1.9
(14) Indofood向SWGL授出「Indomie」品牌於蘇丹的非獨家及不可轉讓特許權	二零零八年：不適用*(不適用)* 二零零九年：0.4 *(0.2)* 二零一零年：0.8
(15) PIPS向SWGL於蘇丹提供技術服務	二零零八年：不適用*(不適用)* 二零零九年：0.4 *(0.2)* 二零一零年：0.8
(16) 食材部向SAWATA於埃及銷售及供應食品材料及麵食調味料	二零零八年：不適用*(1.6)* 二零零九年：4.5 *(2.3)* 二零一零年：7.0
(17) CKA向SAWATA於埃及銷售及供應軟性包裝物料	二零零八年：不適用*(0.9)* 二零零九年：1.8 *(1.3)* 二零一零年：2.9
(18) Indofood向SAWATA授出「Indomie」品牌於埃及的非獨家及不可轉讓特許權	二零零八年：不適用*(0.4)* 二零零九年：0.8 *(0.5)* 二零一零年：1.2
(19) PIPS向SAWATA於埃及提供技術服務	二零零八年：不適用*(0.4)* 二零零九年：0.8 *(0.5)* 二零一零年：1.2
(20) 食材部向SAWAHI於也門銷售及供應食品材料及麵食調味料	二零零八年：不適用*(0.3)* 二零零九年：1.8 *(0.5)* 二零一零年：4.3

SAWAB交易及 SWGL交易類別	相關經修訂 麵食業務上限及 二零一零年麵食上限* *百萬美元*
(21) CKA向SAWAHI於也門銷售及供應軟性包裝物料	二零零八年：不適用*(0.4)* 二零零九年：0.6 *(0.5)* 二零一零年：1.4
(22) Indofood向SAWAHI授出「Indomie」品牌於也門的非獨家及不可轉讓特許權	二零零八年：不適用*(0.1)* 二零零九年：0.3 *(0.2)* 二零一零年：0.6
(23) PIPS向SAWAHI於也門提供技術服務	二零零八年：不適用*(0.1)* 二零零九年：0.3 *(0.2)* 二零一零年：0.6

* *括號內的數字表示有關財政年度現有豁免的年度上限。*

吾等已與Indofood管理層討論有關Indofood集團釐定SAWAB交易及SWGL交易經修訂麵食業務上限及二零一零年麵食上限所依據的假設及基準。吾等認為，主要的考慮因素為(1) SAWAB及SWGL集團編撰有關將由彼等製造及出售的即食麵產品於截至二零一零年十二月三十一日止三個財政年度各年在相關市場的銷量預測(統稱「**SAWAB及SWGL銷量預測**」)；(2)截至二零一零年十二月三十一日止三個財政年度各年向SAWAB及SWGL集團供應調味料產品及包裝物料的預測年度水平(統稱「**SAWAB及SWGL供應預測**」)；(3)將售予SAWAB及SWGL集團的調味料產品及包裝物料的單位售價與Indofood集團及DUFIL或Pinehill間交易性質相同的交易水平相若；(4) SAWAB交易及SWGL交易一般預留50%的緩衝空間，以應付日後銷量及價格調整的未可預知變動；(5)預期就根據相關SAWAB交易及SWGL交易使用各項商標特許授權及提供技術服務收取1.5%的專利權費及技術服務費；及(6) SWGL交易項下SWGL集團於埃及、也門及蘇丹市場的經營時間表。

評估SAWAB交易及SWGL交易的經修訂麵食業務上限及二零一零年麵食上限是否公平合理時，吾等已審閱SAWAB及SWGL銷售預測、SAWAB及SWGL供應預測、SWGL集團的經營時間表及其相關理由。吾等贊同董事，認為在考慮下列各項後，按建議水平分別釐定SAWAB交易及SWGL交易的經修訂麵食業務上限及二零一零年麵食上限乃屬公平合理，且對 貴公司及股東有利：

- SAWAB及SWGL集團的擴展計劃，透過增設生產線、延長生產工時及增加人手，提升二零零九年及二零一零年的產能；為滿足SAWAB及SWGL集團目標市場的麵食業務潛在增長，包括人口最多的埃及，其次為北非蘇丹(預計於二零零八年七月的人口分別為81,700,000人及40,200,000人)，以及也門及敘利亞(為中東地區人口較多的國家，預計於二零零八年七月的人口分別約23,000,000人及19,700,000人)；

- SAWAB及SWGL集團分別主要根據預計產能及所知有關國家當時市況編撰的SAWAB及SWGL銷售預測；

- 預計二零零九年及二零一零年SAWAB及SWGL集團的食品材料及包裝物料的銷量較過往年度大幅增加，乃由於(1)敘利亞客戶對SAWAB推出的麵食產品反應良好；(2) Indofood集團預期於敘利亞、埃及、蘇丹及也門市場的競爭相對較低；及(3)將於二零零八年及二零零九年推出進取的市場推廣計劃，以提升品牌形象及市場份額；

- 在參考供應予Pinehill相若產品的單位售價後，預期原料成本於截至二零一零年十二月三十一日止三年度每年平均增加約5%至10%，導致供應予SAWAB及SWGL集團的食材及麵食調味料以及軟性包裝物料的售價大幅增長；

- 由於生產設施建設工程延誤令SWGL集團即食麵產品的商業生產及銷售押後至二零零九年進行，故此並無就截至二零零八年十二月三十一日止年度的各項SWGL交易釐定年度上限；

- 就下列情況一般預留50%的緩衝空間：(1) DUFIL及Pinehill麵食產品及食材的單位售價及成本上漲，超出Indofood管理層於二零零七年的預期；(2)原油及其他農業商品價格波動增加使原料成本、食材及包裝物料的單位售價不穩定；(3)未能確定麵食產品原料供應是否充足；及(4) SAWAB及SWGL集團的管理層正處於業務發展初期，對目標市場狀況及特性的認識有限；及

- 上文(a)分節所討論目前及預期即食麵市場狀況。

(ii) 總結

根據上述因素及理由，吾等認為SAWAB交易及SWGL交易的經修訂麵食業務上限及二零一零年麵食上限由 貴集團於審慎周詳考慮後釐定，對股東公平合理，且符合 貴公司及股東整體利益。

推薦建議

考慮到以上討論的主要因素及理由，尤其是以下各項(應與本函件全文一併閱讀及詮釋)：

- DUFIL交易、Pinehill交易、SAWAB交易及SWGL交易的性質；
- DUFIL交易及Pinehill交易有助Indofood集團憑藉其於尼日利亞、沙地阿拉伯及中東市場的專業知識，從而擴大 貴集團麵食業務的市場範圍；
- SAWAB交易及SWGL交易均按一般商業條款進行，並與 貴集團在印尼以外新市場採納的業務擴展策略一致，預期可提升麵食業務於各自目標市場的增長潛力；
- 終止麵食業務交易的若干現有協議及訂立統一麵食協議可減少 貴集團因監察大量不同到期日的協議而承擔的沉重行政負擔，並簡化 貴集團關連交易的持續監察工作；
- 與各現有協議相比，除到期日外，各統一麵食協議的相關條款大致相同；
- 已訂定監控及審閱程序與安排以保障 貴公司及股東有關DUFIL交易、Pinehill交易、SAWAB交易及SWGL交易的利益；及
- 經修訂麵食業務上限及二零一零年麵食上限乃經 貴集團審慎周詳考慮後設定，鑑於上文詳述的正面增長因素，其水平符合 貴公司與股東的利益，

吾等認為，統一麵食協議將於 貴集團的日常及一般業務中按一般商業條款訂立，有關條款及條件以及經修訂麵食業務上限及二零一零年麵食上限均屬公平合理，且符合 貴公司及股東整體利益。

因此，吾等建議獨立股東及獨立董事委員會推薦獨立股東投票贊成將於股東大會提呈的普通決議案，以批准統一麵食協議以及採納經修訂麵食業務上限及二零一零年麵食上限。

B. **種植園業務**

1. *種植園業務交易、新種植園業務交易、蔗糖業務交易、經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限的背景及理由*

(a) Indofood集團現時的農業業務及擴展策略

Indofood集團透過於新加坡上市的Indofood Agri Resources Ltd.及其附屬公司(統稱「**Indo Agri集團**」)於印尼經營垂直綜合農業業務。Indo Agri集團為印尼食油及油脂主要生產商，擁有多個認受性高的著名品牌，主要從事油棕種子培植、油棕種植及碾磨的研發，以及食油、植物牛油、起酥油及其他油棕衍生產品的品牌推銷及市場推廣。吾等獲悉其長期業務策略為透過下列方式擴展農業業務：(1)再收購種植園土地作垂直綜合發展油棕種植園；及(2)透過併購橫向綜合發展種植業務的其他領域。

於二零零七年向三林集團收購種植園公司的60%權益、PT Mitra Inti Sejati Plantation的70%權益及LSIP約64.4%權益後，Indo Agri集團的種植園土地儲備增至最後可行日期的406,519公頃，增幅約193%。吾等獲悉，按種植總面積及成熟油棕櫚種植面積計算，Indo Agri集團於上述收購後成為印尼最大上市種植園企業之一。Indo Agri集團的種植園總儲備為406,519公頃，其中219,537公頃仍未用作種植。Indo Agri集團管理層計劃將已種植土地由二零零七年底的161,457公頃增至二零一零年底的250,000公頃，目標於二零零八年在其中37,000公頃種植。加快發展乃考慮到(1)原棕櫚油的價格、人工及生產成本上升的趨勢以及近年的通脹；(2)大量未種植土地儲備；(3)為達致透過垂直綜合發展農業業務令食油及油脂業務生產自給自足；及(4)透過經濟規模效應令生產力及產量增加，以降低生產的單位成本，提高競爭力。

二零零七年，Indofood集團約一半生產食油及油脂所用的原棕櫚油採購自獨立第三方。為達致上述自給自足的目標，Indofood管理層計劃加快於種植園公司所持土地種植的步伐。

(b) 種植園公司對Indofood集團成功開展業務及擴展的貢獻

種植園公司以印尼為根據地，擁有油棕種植園。吾等獲悉，Indo Agri集團的種植園總面積約20%由種植園公司擁有，部份現時仍未用作種植，部份在種植階段，可於三至四年後收成。吾等亦獲悉，大部份由種植園公司生產的棕櫚油會送往Indofood集團，以生產食油及油脂。Indofood管理層預期上述種植園土地收成時，種植園公司可滿足Indofood集團對棕櫚油的內部需求約24%。

吾等獲悉，種植園業務交易及新種植園業務交易對Indofood集團的棕櫚油綜合供應鏈相當重要，有助(1) Indofood集團食油及油脂業務及種植園公司油棕種植業務的垂直綜合生產；(2)確保有種植油棕種植園所需設備及設施；(3)自行研發優質種子確保可靠的優質棕櫚油供應，以滿足Indofood集團的內部需求；(4)利用由生產高收成率的優質原棕櫚油享譽印尼的LSIP研究設施所研發的技術改善種植園公司油棕收成率及品質；及(5)提升生產力以達致成本效益。

基於上文所述，吾等贊同Indofood管理層，認為上述垂直綜合策略有利Indofood集團的整體業務。

(c) 建議認購令業務進一步發展及擴展

吾等注意到Indo Agri集團最近進行建議認購(有待完成)，以將現有農業業務擴展至蔗糖種植及加工範疇，使農業業務更多元化。完成建議認購後，LPI將成為 貴公司的間接非全資附屬公司。LPI主要於印尼從事蔗糖種植發展，於印尼擁有合共約21,500公頃蔗糖種植園及兩間蔗糖廠房，詳情載於董事會函件。LPI現正準備營運，尚未正式開始營運。完成建議認購後，Indo Agri集團的農業業務範疇將擴展至包括蔗糖種植業務。此舉與上文(a)分節所述的Indo Agri集團長期擴展策略一致。有關建議認購的詳情請參閱二零零八年五月二十日公告。

吾等獲悉，現時就提供項目發展顧問及技術服務的合約安排於建議認購完成後繼續由LPI與三林集團全資附屬公司IKU進行。按董事會函件所述，IKU於印尼從事顧問及工程業務，為於印尼最負盛名的工程及項目管理顧問公司之一。此外，吾等亦獲悉SIMP有意按比例以股東貸款及／或企業擔保向LPI提供財務資助。董事向吾等確認須待建議認購完成後方會實行該項財務資助安排。

謹請獨立股東注意，待建議認購完成後，根據上市規則第14A章，上述各項顧問及財務資助安排將屬本公司持續關連交易，須由獨立股東於股東大會投票通過。

吾等獲悉，完成建議認購後，會利用Indofood集團於印尼已建立的分銷網絡向獨立第三方出售大部份由LPI生產的蔗糖。Indofood集團管理層預期蔗糖價格仍會繼續上升，理由為(1)印尼及國際市場對蔗糖的需求不斷上升；(2)印尼人口迅速增長；(3)當地加工食品及飲料行業高速發展；(4)以蔗糖為基礎的行業的發展，如以糖漿為基本原料的酒精加工行業；及(5)當地政府為達致印尼蔗糖供應自給自足而公佈的政策刺激蔗糖供應。

基於上文所述，吾等贊同Indofood管理層，認為上述橫向綜合策略有利Indofood集團的整體業務。

(d) 種植園業務交易、新種植園業務交易及蔗糖業務交易

(i) SAIN及LSIP向種植園公司銷售種子(統稱「**種子交易**」)(下文表七第(5)至第(9)類交易及表八第(7)至第(11)類交易)

吾等獲悉，SAIN主要從事種子及幼苗培植以及種植科技研發，亦擁有種植園業務的權益。SAIN的其中一項目標為研發優質種子及幼苗以在Indofood集團(包括種植園公司)的種植園生產高收成率的優質棕櫚油。LSIP亦於印尼經營三間同類研究設施，研發並改良優質油棕櫚種子及幼苗。

Indofood管理層表示，Indofood集團目前有意於種植園公司的油棕種植業務發展成熟時，自種植園公司採購棕櫚油以生產食油及油脂。鑑於(1)保證穩定供應高收成率的優質種子及幼苗，可從而保證種植園公司生產的棕櫚油品質水平，以供Indofood集團用於生產食油及油脂業務；及(2)種子交易符合上文(B)(1)(a)節所述的Indofood集團目標及擴展策略，吾等贊同董事，認為種子交易對Indofood集團有利。

(ii) SAIN向若干種植園公司提供研究服務(統稱「**研究服務**」)(下文表七第(10)至第(12)類交易)

按上文(i)分節所述，SAIN正進行多項研究及調查，以研發高收成率的優質油棕櫚種子及幼苗。SAIN亦提供多項研究服務，包括但不限於土地及泥土肥沃度勘察、渠度及輸水管理及肥料推薦，以建立最適合種植油棕的環境。Indofood管理層相信，研究服務對油棕櫚品質及收成相當重要，故有利Indofood集團整體食油及油脂業務。就此，吾等贊同董事，認為研究服務對Indofood集團有利。

(iii) 若干種植園公司(即GS及MPI)向RMK購買及租用重型設備及購買零件(統稱「**重型設備交易**」)(下文表七的第(1)、(2)及(4)類交易及表八第(3)及第(6)類交易)

Indofood管理層向吾等表示，三林集團全資附屬公司RMK主要從事買賣及租賃適用於GS及MPI油棕種植業務的重型設備及零件。

吾等獲悉，Indofood集團認為由於即使GS及MPI購買少量設備，亦獲RMK提供所有其他獨立供應商不會給予的單位批發價，故此GS及MPI為本身種植業務繼續進行重型設備交易，更符合成本效益。有關重型設備交易定價政策的詳情請參閱下文(2)(c)節。

基於上文所述及經考慮(1) GS、MPI及RMK相鄰；及(2)由RMK提供的技術具實力而重型設備及零件品質優良，吾等贊同董事，認為重型設備交易對Indofood集團有利。

(iv) 其中一間種植園公司GS向RMK租用辦公室(「**辦公室租賃交易**」)(下文表七第(3)類交易)

Indofood管理層向吾等表示,GS自二零零四年開始向RMK租用有關辦公室單位作行政用途。吾等亦獲悉,RMK目前無意於短期或中短期內出售或使用該辦公室作業務營運用途。

基於上述因素,並考慮到搬遷辦公室及租金所節省的成本及時間,加上為免業務中斷,吾等贊同董事,認為辦公室租賃交易對Indofood集團有利。有關辦公室租賃交易定價基準的詳情請參閱下文(2)(d)節。

(v) SIMP向AS租用土地(「**租賃交易**」)(下文表七第(16)類交易)

Indofood附屬公司SIMP主要從事油棕種植業務、原棕櫚油碾磨、生產品牌食油及其他相關產品。三林集團全資附屬公司AS擁有於雅加達北部的指定土地,即SIMP精煉設施的現址。

SIMP與AS訂立租賃交易協議,為期20年,於一九九六年生效。儘管如此,自一九八四年以來,有關土地一直由SIMP使用,設立其精煉設施。吾等獲悉,每年租金總額為約550,000,000印尼盾(約等於100,000美元),整個20年期間達110億印尼盾(約等於1,200,000美元),全數已由SIMP支付。吾等獲悉,於租賃交易協議屆滿前,Indofood集團目前無意搬遷精煉設施,而AS亦無意出售或利用上述土地的任何部份作業務營運。

基於上述因素,並考慮到搬遷設施及租金所節省的成本及時間,加上為免業務中斷,吾等贊同董事,認為租賃交易對Indofood集團有利。有關租賃交易定價基準的詳情請參閱下文(2)(e)節。

(vi) STP向SIMP提供泵油及卸貨服務(「**泵油服務**」)(下文表七第(17)類交易)

Indofood管理層向吾等表示，STP為三林集團成立的合營公司，主要於印尼Dumai港口從事泵油及卸貨服務。SIMP的大型儲缸存放於Dumai港口。吾等亦獲悉，SIMP一直利用STP擁有的泵油設施，將原棕櫚油輸往儲缸／自儲缸抽取原棕櫚油。

經考慮地利及STP提供的原棕櫚油儲存及運輸的服務費符合成本效益，吾等贊同董事，認為泵油服務對Indofood集團有利。有關泵油服務定價基準的詳情請參閱下文(2)(f)節。

(vii) GS與MPI間的農業材料買賣(「**農業材料交易**」)(下文表八第(1)及(2)類交易)

吾等獲悉，GS及MPI相鄰，彼等均擁有若干份量的農業材料(包括肥料、化學物品、種子、塑料袋、農具、燃料、潤滑劑及潤滑油等)存貨，供油棕種植業務使用。因此，Indofood集團管理層認為，倘GS或MPI的存貨不足，而另一方的指定農業材料充裕，則彼等可自另一方採購農業材料，較自其他與本身相關種植園相距較遠的供應商以相若的售價大量採購，更為省時且更能節省成本。

鑑於相關物流成本、儲存成本以及生產及運輸所需時間可降至最低及更妥善管理，農業材料交易有助GS及MPI持續經營業務，吾等贊同董事，認為農業材料交易對Indofood集團有利。

(viii) 若干種植園公司(即GS及MPI)向RMK採購建築材料(「**建築材料交易**」)(下文表八第(4)及(5)類交易)

吾等獲悉，GS及MPI一直向RMK採購若干建築材料(主要為夾板)，用以建造種植園辦公室、貨倉及莊園所需的其他建築物。吾等認為，GS及MPI選定RMK為供應商乃由於RMK的夾板質素優良及價格相宜。

由於(1) RMK的夾板售價較獨立供應商低；(2) GS、MPI及RMK間相鄰；及(3)統一GS及MPI各自的種植園辦公室、貨倉及其他建築物質量，吾等贊同董事，認為建築材料交易對Indofood集團有利。有關建築材料交易定價基準的詳情請參閱下文(2)(h)節。

(ix) SIMP向種植園公司及LPI授出財務資助(統稱「**財務資助**」)(下文表七第(13)至第(15)類交易及表九第(1)類交易)

吾等獲悉，所有種植園公司及LPI仍處於起步階段，因而需要本身各自股東(包括SIMP)或外界財務機構(由本身各自的股東按比例提供的企業擔保)的股本或債務融資，以支持相關種植園項目。吾等亦獲悉，種植園公司及LPT的股東(包括SIMP及三林集團)(視乎建議認購有否完成而定)目前均無意增加彼等對種植園公司或LPI的相關投資(建議認購除外)，惟願意提供股東貸款及就債務融資提供企業擔保。

經與Indofood管理層就種植園公司日後發展討論後，吾等獲悉，預期二零零八年至二零一零年期間開發種植園公司的種植園需要約24,780億印尼盾。

Indofood管理層向吾等確認，LPI目前的有抵押銀行貸款11,670億印尼盾(約等於130,000,000美元)，平均利率為按印尼中央銀行(「**SBI**」)不時公佈的國家銀行(印尼認證銀行)加4%，而LPI已全數使用及將會用作蔗糖種植園業務發展，對其整體業務發展相當重要。吾等獲悉，LPI尋求財務資助的目的為尋求額外資金發展蔗糖種植園業務及再融資上述現有銀行貸款，惟LPI現有銀行貸款利率為SBI加4%，高於Indofood集團現有由當地銀行提供銀行貸款的平均利率SBI加1%。Indofood管理層認為，上述再融資安排使LPI得到充足資金以完成發展計劃，而免卻不必要而高昂的融資成本，獲益甚大。

Indofood管理層表示，現時當地的財務機構只願意就任何種植園項目授出所要求資金總額不超過65%(就蔗糖種植園業務而言)或70%(就油棕種植園業務而言)的貸款，並須以企業擔保或抵押資產作為擔保。Indofood管理層向吾等表示，根據SIMP與其現有債權人協定的反面抵押條文，SIMP及其附屬公司不得因任何原因抵押本身的資產，因此，當地銀行要求且會繼續要求企業擔保以擔保已向任何種植園公司及LPI授出或將授出的貸款。

基於上述因素，種植園公司股東及LPI(包括SIMP及三林集團)經已並會繼續向種植園公司或LPI(視情況而定)的種植園業務，以按不少於種植園公司及LPI其他股東徵收的利率分別提供不超過所要求資金總額30%或35%(視情況而定)的股東貸款(「**股東貸款**」)；而餘下約資金總額65%或70%(視情況而定)以若干當地財務機構所授出的貸款融資，而種植園公司及LPI股東(包括SIMP及三林集團)經已將會按比例提供等同上述擔保金額的企業擔保。

Indofood管理層向吾等確認，財務資助純粹於種植園公司及LPI的日常及一般業務中提供，以助彼等實行相關的種植計劃，即於印尼的棕櫚油及蔗糖種植園發展項目。

吾等獲悉，相關的當地財務機構向任何種植園公司及LPI提供的貸款分別為期七年(包括兩年寬限期及五年還款期)及十年(包括四年寬限期及六年還款期)，而有關企業擔保須待有關貸款悉數償還後方會解除。吾等亦獲悉，貸款融資期與種植園公司油棕種植園業務及LPI蔗糖業務的相關一般生產循環時間相符，符合印尼油棕及蔗糖種植園業務行業的一般慣例。然而，整筆股東貸款須於二零一零年十二月三十一日前償還，如有需要，將會根據上市規則及任何適用法例及法規於屆滿時延期三年。

Indofood管理層確認，經考慮(1) Indofood集團、種植園公司及LPI各自現時的財務狀況；及(2)貸款融資所產生的經濟利益後，預期SIMP提供的股東貸款及企業擔保不會對Indofood集團有任何重大不利影響。董事亦確認，即使如此，Indofood集團將於種植園公司或LPI提取貸款融資前評估其當時的財務狀況，以避免對其財務狀況有任何重大影響。

經考慮(1)上述財務資助的背景及理由；(2)股東貸款按不少於LPI其他股東徵收的利率計息；(3)並無以　貴集團資產作為抵押；(4) SIMP提供的企業擔保乃用作種植園公司及LPI銀行信貸的擔保；(5)按上文所述，財務資助乃按比例授出，不會對SIMP

或Indofood集團有任何重大不利影響；及(6)按上文(B)(1)(a)節所述，Indofood集團的目標為加快種植園業務的發展，吾等贊同董事，認為種植園公司及LPI的財務資助(視乎建議收購有否完成而定)對Indofood集團有利。

謹請注意，儘管SIMP或Indofood集團並非上市規則第14.04(e)條所指的財務機構，且董事認為財務資助並非 貴集團的主要業務，惟有關安排乃於 貴集團一般業務中就在印尼發展油棕及蔗糖種植(視乎建議認購有否完成而定)而按一般商業條款進行。

(x) IKU向LPI提供項目發展顧問及技術服務(「**顧問服務**」)(下文表九第(2)類交易)

吾等獲悉，IKU提供多種項目發展顧問及技術服務，包括但不限於土壤勘察、綜合環境可行性調查、工程人員配置、環境管理及監察報告編撰，以建立最適合的蔗糖種植環境，並監控蔗糖種植對環境的影響。吾等亦獲悉，須每季向印尼環境局及其他有關人士提交環境評估報告。IKU委聘一組合資格工程師編撰上述報告。Indofood管理層認為，顧問服務對於蔗糖品質及收成率相當重要，亦會遵守相關的印尼法例及法規。就此，吾等贊同董事，認為顧問服務對Indofood集團有利，惟須視乎建議認購有否完成而定。

(xi) 訂立統一種植園協議(定義見下段)的理由

與麵食業務交易相似，Indofood集團就種植園業務交易訂立的若干現有協議的相關到期日條款並不統一。Indofood集團建議於獲得獨立股東批准後，(1)基於上文(A)(1)(b)(i)節所述訂立統一麵食協議的相同理由，終止種植園業務交易所有於二零一零年十二月三十一日前屆滿的現有協議(即下文表七第(1)至(15)類

交易)，同時就有關種植園業務交易與相同訂約方以大致相同的條款及條件(新協議的有效期統一於二零一零年十二月三十一日屆滿除外)訂立新協議；及(2)與相關訂約方就所有新種植園業務交易及蔗糖業務交易(視乎建議認購有否完成而定)訂立統一到期日為二零一零年十二月三十一日的新協議(統稱「**統一種植園協議**」)。謹請注意，統一種植園協議於屆滿時可按上市規則及任何適用法例及法規續期三年。

由於下文表七第(16)及第(17)類交易的現有協議分別於二零一六年五月三十一日及二零一零年十二月三十一日屆滿，故此兩份協議將維持不變，不得更改。

(d) 總結

基於上述因素，尤其是(i)上文(B)(1)(a)節所述Indofood集團的農業業務性質及目標；及(ii) Indofood集團(包括SIMP、種植園公司、LSIP及LPI(視乎建議認購有否完成而定))的相關主要業務，合理預期各項種植園業務交易、新種植園業務交易及蔗糖業務交易(視乎建議認購有否完成而定)日後仍會繼續於Indofood集團一般業務(就下文與財務資助有關的表六第(13)至第(15)類及表八第(1)類交易而言)或日常及一般業務(就所有餘下種植園及蔗糖相關交易而言)定期及經常進行。因此，吾等認為 貴公司於每次進行該等交易時嚴格遵守上市規則有關「關連交易」的規定並不可行。

就此，吾等認為進行種植園業務交易、新種植園業務交易、蔗糖業務交易(視乎建議認購有否完成而定)及統一種植園協議，並採用經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限對 貴集團有利，有助營運順暢以及Indofood集團截至二零一零年十二月三十一日止三個財政年度的業務發展。

基於上述因素，吾等認為訂立種植園業務交易、新種植園業務交易、蔗糖業務交易(視乎建議認購有否完成而定)及統一種植園協議，並採用經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限(視乎建議認購有否完成而定)均於 貴集團一般或日常及一般(視情況而定)業務中進行，符合 貴公司及股東整體利益。

2. *種植園業務交易、新種植園業務交易及蔗糖業務交易的主要條款*

董事向吾等確認，種植園業務交易、新種植園業務交易及蔗糖業務交易(視乎建議認購有否完成而定)性質相似的各類交易均按類似條款及條件以及一般商業條款進行，尤其是Indofood集團(包括種植園公司及LPI(視乎建議認購有否完成而定))應收／應付的價格／費用將與現有同類交易目前的價格／費用結構相符，而新種植園業務交易及蔗糖業務交易則按市場比率釐定。

以下為種植園業務交易、新種植園業務交易及蔗糖業務交易所涉各類交易的主要條款：

(a) 種子交易

(i) 交易性質

SAIN及LSIP同意向各種植園公司供應種子及幼苗，用於彼等相關的種植園種植油棕，自相關統一種植園協議的生效日期起生效，至二零一零年十二月三十一日屆滿。

董事確認，所有由SAIN及LSIP向種植園公司供應的種子及幼苗僅會用於彼等的種植園。

(ii) 定價基準

種子及幼苗的售價由相關訂約方不時協定。經過與Indofood管理層討論後，吾等獲悉向各種植園公司供應的種子及幼苗性質大致相同，而預先釐定報價的單位售價將由相關訂約方參考當時種子及幼苗市價後公平磋商釐定。吾等已審閱相關統一種植園協議所載的相關預先釐定報價，獲悉種子及幼苗的單位售價與各種植園公司相同。

為方便比較，吾等已審閱(1)種植園公司向獨立第三方採購種子的若干發票；及(2)種植園公司向獨立第三方採購幼苗的若干發票，獲悉種植園公司所獲的種子及幼苗售價較吾等所審閱該等獨立第三方向SAIN及LSIP收取的價格優越。

(b) 研究服務

(i) 交易性質

SAIN同意向若干種植園公司提供若干研究服務(包括土地及土壤可行性研究、渠道及輸水管理及肥料建議)，以為油棕提供最適合的種植環境，自有關統一種植園協議生效日期起生效，至二零一零年十二月三十一日屆滿。

(ii) 定價基準

研究服務的價格由相關訂約方訂立工作指引函件而協定，當中詳列範疇、程序、時間表及服務費報價。根據相關統一種植園協議，費用將由訂約方參考種植園面積、工作範疇、總工時及當時市價而公平磋商釐定。吾等亦獲悉呈列工作將產生交通及住宿開支等額外費用，將會列為實付開支。

貴公司向吾等表示，於最後可行日期，貴集團過往並無與其他獨立第三方進行任何同類交易，由於提供研究服務均有特定用途及涉及機密資料，因此並無可供比較的獨立第三方交易供吾等分析。儘管如此，評估研究費用是否合理時，吾等已審閱獨立第三方提供同類研究服務的報價，並獲悉SAIN所收的服務費較吾等審閱的獨立服務供應商收費優越。

(c) 重型機器交易

(i) 交易性質

GS及MPI分別同意就各自的油棕種植業務向RMK租用與購置及租用若干重型機器，自相關統一種植園協議生效日期起生效，至二零一零年十二月三十一日屆滿。

吾等注意到根據有關購置及租用重型機器的統一種植園協議，GS與MPI須各自承擔在一般情況下因磨損而須維修的成本。因此，GS與MPI亦同意向RMK購買備用零件。

董事已向吾等確認，所有向RMK租用及購置的重型機器將用於GS與MPI本身的種植園業務，而所有購買的備用零件則用於維修GS與MPI所用的重型機器。

(ii) 定價基準

重型機器的租金及重型機器與備用零件的售價由相關訂約方參考當時市價後公平磋商釐定。

貴公司表示，截至最後可行日期，種植園公司過往並無與其他獨立人士進行同類交易。儘管如此，Indofood管理層相信，根據先前的重型機器交易，GS與MPI可按批發價向RMK採購少量備用零件。此外，董事已向吾等確認，就任何日後重型機器交易應付GS或MPI的採購價及租金將由訂約方參考當時市場比率按一般商業條款公平磋商釐定。

(d) 辦公室租賃交易

(i) 交易性質

GS同意向RMK租用辦公室，自相關統一種植園協議生效日期起生效，至二零一零年十二月三十一日屆滿。

(ii) 定價基準

根據相關統一種植園協議，扣除增值税及所得税(由訂約方根據當時税務規定承擔)後，三年總租金為450,000,000印尼盾(約等於50,000美元)，須預先支付，而租金乃按當時市價釐定。

董事已向吾等確認，根據獨立物業業主的報價，租用同類辦公室三年的租金約為510,000,000印尼盾(約於等57,000美元)。謹請注意，應付GS的租金較吾等所審閱當地獨立物業業主收取的租金優越。

(e) 租賃交易

(i) 交易性質

SIMP同意向AS租用雅加達一幅總面積19,875平方米的土地，自一九九六年六月一日起至二零一六年五月三十一日屆滿，初步為期20年。

謹請注意，租賃交易的20年租約超過上市規則第14A.35(1)條所載的三年上限。吾等就此與Indofood管理層商討，並獲悉SIMP自一九八四年起一直使用相關土地建設煉油設施，而SIMP目前無意將煉油設施搬遷至其他地方。吾等亦獲悉相關協議年期必須長久，方可維持業務長期穩定，從而順利經營SIMP的食油及油脂業務；同時亦可貫徹SIMP的生產，確保SIMP與Indofood集團其他同樣從事農業業務的成員公司的業務合作長期穩定，對Infood集團有利。

下表概述香港其他上市公司(「**可作比較持牌公司**」)近年為期超過三年的土地出租及租賃協議的相關年期，以作比較。

表五

可作比較持牌公司名稱	年期
中國鋁業股份有限公司 (股份代號：2600)	不超過50年
中國航空科技工業股份有限公司 (股份代號：2357)	20年
北京首都國際機場股份有限公司 (股份代號：694)	20年
招商局國際有限公司(股份代號：144)	25年
中國建材股份有限公司(股份代號：3323)	介乎13至40年
中國石油化工股份有限公司 (股份代號：386)	工業用地為50年； 商業用地為40年
東風汽車集團股份有限公司 (股份代號：489)	45年零8個月

可作比較持牌公司名稱	年期
宇陽控股(集團)有限公司 (股份代號：117)	9年零8個月
吉利汽車控股有限公司 (股份代號：175)	20年
廣南(集團)有限公司 (股份代號：1203)	28年零4個月
中國神華能源股份有限公司 (股份代號：1088)	20年
中國石油天然氣股份有限公司 (股份代號：857)	50年
上海電氣集團股份有限公司 (股份代號：2727)	20年
中國民航信息網絡股份有限公司 (股份代號：696)	10年

資料來源：可作比較持牌公司於聯交所網站刊發的公告、通函、章程及最新年報

按上文表五所顯示，其他香港上市公司的出租及租賃協議的年期介乎9至50年不等。因此，吾等認為Indofood集團訂立年期超過三年的租賃交易並非罕見，原因是此舉可減低遷徙時可能面對的不必要業務中斷風險。

(ii) 定價基準

根據現行協議，扣除增值稅及所得稅(由訂約方根據當時稅務規定承擔)後，20年的總租金為110億印尼盾(約等於1,200,000美元)，即每年每平方米約28,000印尼盾(約等於3.1美元)。租金已於一九九六年全數預付。

吾等獲悉，上述租金乃雙方參考當時市場租金後公平磋商釐定。

董事已向吾等確認，根據獨立物業代理的報價，租用同類土地的租金約為每年每平方米50,000印尼盾(約於等5.6美元)。因此，應付SIMP的租金較吾等所審閱獨立物業代理收取的租金優越。

(f) 泵油服務

(i) 交易性質

STP同意向SIMP提供原棕櫚油與棕櫚仁油進出油缸的泵油及運輸服務，自二零零八年一月二日起至二零一零年十二月三十一日屆滿，初步為期三年。

(ii) 定價基準

泵油服務將按每公斤20印尼盾(不包括10%增值稅)的比率(或相關訂約方不時協議釐定的其他比率)收費。董事確認，上述預先釐定比率由訂約方參考當時市價公平磋商釐定。

Indofood管理層向吾等表示，截至最後可行日期，Indofood集團過往並無與其他第三方進行任何同類交易，因此並無同類第三方交易可供分析。儘管如此，評估服務收費是否合理時，吾等已審閱獨立第三方提供同類泵油及卸貨服務的報價，並獲悉應付SIMP的服務收費較吾等所審閱獨立服務供應商提供的價格優越。

(g) 農業材料交易

(i) 交易性質

GS與MPI同意就彼等各自種植園土地上的油棕種植園互相提供農業材料，自相關統一種植園協議生效日期起至二零一零年十二月三十一日屆滿時為止。

董事向吾等確認，GS與MPI交易的全部農業材料僅會用於彼等的種植園土地。

(ii) 定價基準

根據各統一種植園協議，農業材料的售價由相關訂約方不時按成本協定。

董事確認，GS或MPI應付對方的代價僅為支付相關人士於購買相關農業材料的過程中產生的實際購買成本，因此雙方不會因向對方出售農業材料而產生任何溢利。

(h) 建築材料交易

(i) 交易性質

GS與MPI同意自相關統一種植園協議生效日期起至二零一零年十二月三十一日屆滿時為止向RMK購買建築材料。

Indofood管理層向吾等確認，GS與MPI採購的所有建築材料僅會用於建造種植園辦公室、貨倉及各自莊園所需的其他建築物。

(ii) 定價基準

根據各統一種植園協議，建築材料的售價由相關訂約方不時參考當時市場比率協定。

Indofood管理層表示，截至最後可行日期，Indofood集團過往並無進行任何同類交易。Indofood管理層亦確認，儘管建築材料交易尚未開始，惟GS或MPI就任何建築材料交易應付的相關採購價將由相關各方根據一般商業條款參考當時市場比率後公平磋商釐定。

(i) 財務資助

(i) 交易性質

種植園公司及LPI的股東(包括SIMP及三林集團)同意以股東貸款及企業擔保形式按比例提供財務資助，以(1)滿足種植園公司及LPI(視乎建議認購有否完成而定)發展各自油棕及甘蔗種植園業務所需的總資金；及(2)將LPI現有銀行借貸11,670億印尼盾(約等於129,700,000美元)再融資(視乎建議認購有否完成而定)。股東貸款的指定期限至二零一零年十二月三十一日屆滿，屆滿後如有必要可按上市規則及任何適用法律及法規再續期三年。

截至通函日期，SIMP授予種植園公司的股東貸款總計約833億印尼盾(約等於9,300,000美元)，佔種植園公司現時獲得的股東貸款總額60%，須於二零一零年十二月三十一日前償還(屆時如有必要可按上市規則及任何適用法律及法規再續期三年)。而SIMP提供的無抵押企業貸款擔保總計約730億印尼盾(約等於8,100,000美元)，佔當地金融機構現時向種植園公司提供的貸款總額60%，須於相關種植園公司獲授的相關銀行貸款屆滿時解除。Indofood管理層確認，除該等擔保外，並無就種植園公司現有銀行信貸提供其他擔保或抵押。Indofood管理層亦確認，截至最後可行日期，SIMP並無向LPI提供股東貸款或企業擔保，而有關LPI的財務資助僅可於完成建議認購後執行。吾等自董事獲悉，該等貸款融資會繼續直接或間接用作種植園公司及LPI預計種植計劃的開發成本。

(ii) 定價基準

根據有關種植園公司的相關統一種植園協議，利率將為SBI加1%(或相關訂約方協定的其他利率)；而且無論如何，SIMP就任何股東貸款向種植園公司收取的利率不會少於種植園公司其他股東所收取的利率。Indofood管理層向吾等表示，該利率為種植園公司現時銀行貸款的借貸利率及Indofood集團現有銀行貸款的平均借貸利率。

根據有關LPI的統一種植園協議，(1)股東貸款將按各股東所持股權比例向LPI提供；及(2) SIMP就任何股東貸款向LPI收取的利率不會少於LPI其他股東所收取的利率。

根據Indofood管理層的資料，SIMP亦根據統一種植園協議所載有關財務資助的相同條款及條件按比例以股東貸款或企業擔保方式向Indofood集團其他成員公司提供財務資助。於印尼，股東向其附屬公司提供財務資助十分普遍。此外，Indofood管理層認為，相關統一種植園協議的條款反映Indofood集團實際按比例持有各種植園公司及LPI的權益。

(j) 諮詢服務

(i) 交易性質

為建立理想環境及監管甘蔗種植的環境影響，IKU同意於完成建議認購後向LPI提供若干有關項目開發的諮詢及技術服務(包括土壤研究、綜合環境可行性研究、工程師調配、環境管理及編製監管報告)，自相關統一種植園協議生效日期起至二零一零年十二月三十一日屆滿。

(ii) 定價基準

有關諮詢服務的服務費由相關訂約方訂立工作指引函件而協定，當中詳列範疇、程序、時間表及服務費報價。根據相關統一種植園協議，費用將由訂約方參考種植園面積、工作範疇、總工時及當時市場收費而公平磋商釐定。

Indofood管理層認為，截至最後可行日期，Indofood集團過往並無進行任何同類交易，因此並無與獨立第三方的可比較交易供吾等分析。Indofood管理層亦確認，儘管諮詢服務尚未開始，惟LPI就任何諮詢服務應付的相關服務費將由雙方根據一般商業條款按當時市場收費公平磋商釐定。

基於上文所述，吾等認為種植園業務交易、新種植園業務交易及蔗糖業務交易的相關條款及條件屬公平合理、按照一般商業條款訂立且符合　貴公司及股東整體利益。

3.　上市規則的規定

於種植園業務交易、新種植園業務交易及蔗糖業務交易各項協議年期內的　貴公司各財政年度，有關交易須根據上市規則第14A.37條及14A.38條規定分別經獨立非執行董事及　貴公司核數師審閱。獨立非執行董事必須於年報及賬目確認種植園業務交易、新種植園業務交易及蔗糖業務交易乃於下列情況訂立：

- 於　貴公司日常及一般業務中；
- 按一般商業條款，如無足夠可供比較交易判斷是否按一般商業條款訂立，則按不遜於　貴公司向獨立第三方或獲獨立第三方提供(視情況而定)的條款；及

- 根據相關規管協議，而相關條款均屬公平合理且符合　貴公司與股東的整體利益。

此外，上市規則規定　貴公司核數師必須向董事會致函(須於　貴公司年報付印前最少十個營業日向聯交所提供副本)，確認種植園業務交易、新種植園業務交易及蔗糖業務交易：

- 已獲董事會批准；

- 倘交易涉及由　貴公司提供貨品或服務，則符合　貴公司的定價政策；

- 根據規管交易的相關協議訂立；及

- 並無超出過往公佈所披露的上限。

按二零零七年度年報所載，根據上市規則第14A.37條，獨立非執行董事已確認截至二零零七年十二月三十一日止年度，各項種植園業務交易於下列情況訂立：(1)於　貴公司日常及一般業務中；(2)按一般商業條款，或按不遜於Indofood向獨立第三方提供的條款；(3)根據相關協議；及(4)按公平合理且符合股東整體利益的條款。

貴公司核數師已審閱截至二零零七年十二月三十一日止年度的種植園業務交易，並確認種植園業務交易乃按上市規則第14A.38條所載的方式進行。

基於上文所述，吾等認為，目前已具備足夠程序及安排以確保種植園業務交易、新種植園業務交易及蔗糖業務交易將按對獨立股東公平合理且屬一般商業條款的條款進行。

4. *經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限*

(a) 原棕櫚油價格起跌概覽

下圖為原棕櫚油於最後可行日期前最近五年期間(「**五年期間**」)的每日收市價趨勢：


於最後可行日期
1,240.0美元
1,600
1,400
1,200
1,000
800
600
400
200
-
原棕櫚油每日收市價
(美元/公噸)
二零零三年六月十二日
二零零四年六月十二日
二零零五年六月十二日
二零零六年六月十二日
二零零七年六月十二日

資料來源：Bloomberg

按上圖顯示，吾等觀察到原棕櫚油的價格於上述五年期間大致保持上升，由二零零三年六月十二日的每公噸402.5美元上升208.1%至最後可行日期的每公噸1,240.0美元，二零零七年初更持續大幅上升，至二零零八年三月三日達到每公噸1,395.0美元最高價位。根據吾等與Indofood管理層有關原棕櫚油價格近日的波動的討論及吾等對原棕櫚油市場的回顧，吾等認為二零零七年初的持續升幅乃由於(1)植物油全球供應短缺；及(2)植物油存貨減少。

根據美國農業部對全球原棕櫚油市場的獨立預測，估計(1)由於全球迅速發展，需求繼續強大，二零零九年的植物油(原棕櫚油)價格應會維持高於過往平均水平；及(2)由於恢復生產更加產量增長，植物油供應上升，會緩和二零零九年的價格上升壓力，惟不足以令價格跌破歷史水平。

基於吾等對原棕櫚油市場的回顧，吾等觀察到原棕櫚油的全球需求及單位價格自二零零三年起一直上升，預期於二零零九年仍然強勁，主要是由於(i)可替代原棕櫚油的豆油價格較高；(ii)原棕櫚油為廣受歡迎的植物油；(iii)加工食品(特別是即食麵)的需求強勁；(iv)以原棕櫚油為可再生能源的需求上升；(v)全球為減少倚賴原油及降低二氧化碳排放，令生物柴油的需求上升，而根據馬來西亞棕櫚油議會資料，以棕櫚油為第二代生物燃料可降低二氧化碳排放高達80%；及(vi)主要市場的經濟及人口持續增長。因此，吾等認為貴集團理應增加種植園業務交易及擴展現有種植園業務(包括新種植園業務交易)，以降低預期原棕櫚油價格持續上升的風險及避免食油及油脂業務的原棕櫚油供應不足。

(b) 種植園業務交易交易額的過往紀錄

以下為截至二零零七年十二月三十一日止三個財政年度各年及截至二零零八年三月三十一日止三個月各項種植園業務交易的實際交易額詳情；以及截至二零零七年十二月三十一日止年度交易金額與相關現有年度上限(詳情載於二零零七年五月通函)的比較(「**種植園使用率**」)：

表六

種植園業務交易類別	截至十二月三十一日止年度 二零零五年 *百萬美元*	 二零零六年 *百萬美元*	 二零零七年 *百萬美元*	截至二零零八年三月三十一日止三個月 *百萬美元*
(1) GS向RMK購買備用零件	不適用	不適用	–	–
種植園利用率:	*不適用*	*不適用*	–	*附註*
(2) GS向RMK租用重型設備	不適用	不適用	0.33	0.15
種植園利用率:	*不適用*	*不適用*	*82.50%*	*附註*

種植園業務交易類別	截至十二月三十一日止年度 二零零五年 *百萬美元*	 二零零六年 *百萬美元*	 二零零七年 *百萬美元*	截至 二零零八年 三月三十一日 止三個月 *百萬美元*
(3) GS向RMK租用辦公室	不適用	不適用	0.04	0.00
種植園利用率：	*不適用*	*不適用*	*40.00%*	*附註*
(4) MPI向RMK租賃重型設備	不適用	不適用	0.11	0.04
種植園利用率：	*不適用*	*不適用*	*78.57%*	*附註*
(5) SAIN向MSA出售種子	不適用	不適用	0.53	0.11
種植園利用率：	*不適用*	*不適用*	*40.77%*	*附註*
(6) SAIN向SBN出售種子	不適用	不適用	0.22	–
種植園利用率：	*不適用*	*不適用*	*36.67%*	*附註*
(7) SAIN向ASP出售種子	不適用	不適用	–	–
種植園利用率：	*不適用*	*不適用*	–	*附註*
(8) SAIN向GS出售種子	不適用	不適用	–	–
種植園利用率：	*不適用*	*不適用*	–	*附註*
(9) SAIN向MPI出售種子	不適用	不適用	–	–
種植園利用率：	*不適用*	*不適用*	–	*附註*
(10) SAIN向MSA提供研究所需服務	不適用	不適用	0.04	–
種植園利用率：	*不適用*	*不適用*	*40.00%*	*附註*
(11) SAIN向SBN提供研究所需服務	不適用	不適用	0.01	–
種植園利用率：	*不適用*	*不適用*	*10.00%*	*附註*

種植園業務交易類別	截至十二月三十一日止年度 二零零五年 *百萬美元*	 二零零六年 *百萬美元*	 二零零七年 *百萬美元*	截至二零零八年三月三十一日止三個月 *百萬美元*
(12) SAIN向ASP提供研究所需服務	不適用	不適用	0.01	–
種植園利用率：	*不適用*	*不適用*	*10.00%*	*附註*
(13) SIMP向MSA及ASP提供財務資助（包括貸款及擔保）	不適用	不適用	8.00	8.20
種植園利用率：	*不適用*	*不適用*	*83.33%*	*附註*
(14) SIMP向SBN提供財務資助（包括貸款及擔保）	不適用	不適用	0.64	0.65
種植園利用率：	*不適用*	*不適用*	*53.20%*	*附註*
(15) SIMP向MCP、MPI及GS提供財務資助（包括貸款及擔保）	不適用	不適用	7.82	8.11
種植園利用率：	*不適用*	*不適用*	*74.50%*	*附註*
(16) SIMP向AS租賃土地	0.06	0.06	0.06	0.01
種植園利用率：	*60.00%*	*60.00%*	*60.00%*	*附註*
(17) STP向SIMP提供泵油及卸貨服務	0.34	0.34	0.31	0.08
種植園利用率：	*60.00%*	*60.00%*	*62.00%*	*附註*

附註： 由於每月的種植園業務交易金額不均衡，故此吾等認為不宜透過將二零零八年首季的實際交易金額年化而估計截至二零零八年十二月三十一日止年度的種植園利用率，因為該等估計值未必準確反映實際種植園利用率。

按上文表六所述，二零零七財政年度及二零零八年第一季度並無進行第(1)、(7)、(8)及(9)類交易；而據悉二零零七財政年度第(3)、(5)、(6)及(10)至(12)類交易的相關種植園利用率相對較相關年度其餘種植園業務交易的種植園利用率為低。Indofood管理層表示，上述情況主要是由於相關種植園公司的種植進度因需要更多時間籌集資金而有所延誤。當取得額外資金(須待有關財務資助及獲得額外銀行信貸的經修訂種植園業務上限獲得批准)後，有關進度將於二零零八年下半年加快。儘管如此，其餘種植園業務交易(即二零零七財政年度第(2)、(4)及(13)至(17)類交易)的交易金額保持穩定。

鑑於所有種植園業務交易(第(16)及(17)類交易除外)歷史短暫(僅於二零零七年開始)，加上若干難以預測的外界因素導致上述相關種植園業務交易的種植園利用率相對較低，吾等贊同董事，認為普遍較低的種植園利用率及相關種植園業務交易的實際交易金額與最初預測偏差整體可予接受。

(c) 釐定經修訂種植園業務上限、二零一零年種植園上限及蔗糖業務上限的基準

下表載列各項種植園業務交易的經修訂種植園業務上限及二零一零年種植園上限的詳情：

表七

種植園業務交易類別	**相關經修訂種植園業務上限及二零一零年種植園業務上限*** *百萬美元*
(1) GS向RMK購買備用零件	二零零八年：0.1 *(0.2)* 二零零九年：0.2 *(0.2)* 二零一零年：0.3
(2) GS向RMK租用重型設備	二零零八年：0.8 *(0.4)* 二零零九年：0.9 *(0.4)* 二零一零年：1.0

種植園業務交易類別	相關經修訂 種植園業務上限及 二零一零年種植園業務上限* *百萬美元*
(3) GS向RMK租用辦公室	二零零八年：0.1 *(0.1)* 二零零九年：0.2 *(0.1)* 二零一零年：0.3
(4) MPI向RMK租用重型設備	二零零八年：0.3 *(0.1)* 二零零九年：0.4 *(0.1)* 二零一零年：0.6
(5) SAIN向MSA出售種子	二零零八年：1.3 *(1.0)* 二零零九年：1.4 *(0.7)* 二零一零年：1.6
(6) SAIN向SBN出售種子	二零零八年：0.9 *(0.7)* 二零零九年：1.0 *(0.7)* 二零一零年：1.1
(7) SAIN向ASP出售種子	二零零八年：0.8 *(0.6)* 二零零九年：1.7 *(0.6)* 二零一零年：1.8
(8) SAIN向GS出售種子	二零零八年：1.0 *(0.8)* 二零零九年：1.1 *(不適用)* 二零一零年：1.2
(9) SAIN向MPI出售種子	二零零八年：1.0 *(0.4)* 二零零九年：1.1 *(0.5)* 二零一零年：1.2
(10) SAIN向MSA提供研究所需服務	二零零八年：0.1 *(0.1)* 二零零九年：0.3 *(0.1)* 二零一零年：0.4
(11) SAIN向SBN提供研究所需服務	二零零八年：0.1 *(0.1)* 二零零九年：0.3 *(0.1)* 二零一零年：0.4
(12) SAIN向ASP提供研究所需服務	二零零八年：0.1 *(0.1)* 二零零九年：0.3 *(0.1)* 二零一零年：0.4
(13) SIMP向MSA及ASP提供財務資助(包括貸款及擔保)	二零零八年：79.4 *(9.6)* 二零零九年：79.4 *(9.6)* 二零一零年：79.4

種植園業務交易類別	相關經修訂種植園業務上限及二零一零年種植園業務上限* *百萬美元*
(14) SIMP向SBN提供財務資助(包括貸款及擔保)	二零零八年:20.7 *(1.2)* 二零零九年:20.7 *(1.2)* 二零一零年:20.7
(15) SIMP向MCP、MPI及GS提供財務資助(包括貸款及擔保)	二零零八年:114.7 *(10.5)* 二零零九年:114.7 *(10.5)* 二零一零年:114.7
(16) SIMP向AS租賃土地	二零零八年:0.1 *(0.1)* 二零零九年:0.1 *(0.1)* 二零一零年:0.1
(17) STP向SIMP提供泵油及卸貨服務	二零零八年:0.8 *(0.6)* 二零零九年:0.9 *(0.7)* 二零一零年:1.1

* *括號內的數字指有關財政年度現有年度上限的年度上限(詳情載於二零零七年五月通函)。*

下文載列截至二零一零年十二月三十一日止三年度各年各項新種植園業務交易的相關新種植園業務上限詳情:

表八

新種植園業務交易類別	相關新種植園業務上限 *百萬美元*
(1) GS向MPI出售農業材料	二零零八年:0.6 二零零九年:0.7 二零一零年:0.9
(2) MPI向GS出售農業材料	二零零八年:0.6 二零零九年:0.7 二零一零年:0.9
(3) GS向RMK購買重型設備	二零零八年:0.9 二零零九年:0.9 二零一零年:0.9
(4) GS向RMK購買建築材料	二零零八年:0.2 二零零九年:0.3 二零一零年:0.4

新種植園業務交易類別	相關新種植園業務上限 *百萬美元*
(5) MPI向RMK購買建築材料	二零零八年:0.2 二零零九年:0.3 二零一零年:0.4
(6) MPI向RMK購買備用零件	二零零八年:0.1 二零零九年:0.2 二零一零年:0.3
(7) LSIP向MSA出售種子	二零零八年:1.3 二零零九年:1.4 二零一零年:1.6
(8) LSIP向SBN出售種子	二零零八年:0.9 二零零九年:1.0 二零一零年:1.1
(9) LSIP向ASP出售種子	二零零八年:0.8 二零零九年:1.7 二零一零年:1.8
(10) LSIP向GS出售種子	二零零八年:1.0 二零零九年:1.1 二零一零年:1.2
(11) LSIP向MPI出售種子	二零零八年:1.0 二零零九年:1.1 二零一零年:1.2

下文載列截至二零一零年十二月三十一日止三年度各項蔗糖業務交易的相關蔗糖業務上限詳情:

表九

蔗糖業務交易類別	相關蔗糖業務上限 *百萬美元*
(1) SIMP向LPI提供財務資助(包括貸款及擔保)	二零零八年:135.0 二零零九年:135.0 二零一零年:135.0
(2) IKU向LPI提供有關項目開發的諮詢及技術服務	二零零八年:0.2 二零零九年:0.2 二零一零年:0.2

(i) 種子交易

據悉，截至二零零九年十二月三十一日止兩年度SAIN作為供應商參與的各項種子交易的年度上限一般預期較同期相關現有年度上限大幅增長。除截至二零零九年十二月三十一日止年度ASP作為買方的種子交易年度上限大幅上升外，與過往年度的相關年度上限相比，截至二零一零年十二月三十一日止兩年度的所有其他種子交易的年度上限均略有上升。吾等已就此與Indofood管理層討論上述增長的相關原因，獲悉管理層主要考慮(1)預期鑑於(其中包括)亞太地區經濟與人口持續增長而可耕種土地有限，全球原棕櫚油於可見將來將持續供不應求，導致原棕櫚油的價格不斷上升；(2) Indofood集團對用於生產食油及油脂產品的原棕櫚油的內部需求；(3)未來三年種植園公司的預計種植計劃；(4)預期種子及幼苗的價格隨國內通脹而上升；(5) SAIN及LSIP所生產種子的質素及產量較市場平均水平為高；及(6)一般預留30%的緩衝空間以應付種植計劃及種子與幼苗的相關開發成本(包括原料及配料成本)的不可預測未來變化。

評估種子交易年度上限是否公平合理時，吾等已審閱(1)上述(a)分部所述原棕櫚油市場的行業前景；(2)種植園公司的三年預計種植計劃；及(3)種子及幼苗的現有市價。吾等亦與Indofood

管理層就上述各項的相關基準及假設進行討論。經考慮下列因素後，吾等贊同董事，認為按建議水平設立相關年度上限乃公平合理且符合　貴公司及股東整體利益：

- 截至最後可行日期，219,537公頃(佔Indofood集團土地總面積約54.0%)的土地尚未種植，而Indofood集團計劃加快開發未種植土地，以在符合成本效益的前提下滿足原棕櫚油的內部需求；
- Indofood集團現時計劃於二零一零年前將油棕種植園的已種植面積達致250,000公頃；
- 截至二零一零年十二月三十一日止三年度，SAIN或LSIP將不向種植園公司出售任何幼苗，除非SAIN或LSIP的種子供應不足；
- 種子的單位售價預期每年上升10%，與五年平均國內通脹率約9.7%一致；
- 按上文(B)(2)(a)(ii)節所述，種子的單位售價屬公平合理；及
- 由於ASP計劃於二零零九年將種植園面積翻一番，故截至二零零九年十二月三十一日止年度ASP作為買方參與的種子交易的建議年度上限較上年度預計大幅上升約112.5%。

(ii) 研究服務

據悉，截至二零零九年十二月三十一日止年度各項研究服務的年度上限一般預期較同期相關現有年度上限大幅增長。截至二零一零年十二月三十一日止兩年度的年度上限亦較過往年度的相關年度上限大幅增長。吾等已就此與Indofood管理層討論上述增長的相關原因。吾等注意到，上述增長大致與相關期間

種植園公司已種植土地面積的估計增幅一致，而管理層主要考慮(i)提供有關研究服務所產生的估計成本，包括但不限於員工成本及行政成本；(2)種植園公司於未來三年的預計種植計劃；(3)各種植園的面積；及(4)一般預留30%的緩衝空間以應付日後種植計劃及有關研究服務成本的不可預計變化。

評估研究服務的相關年度上限是否公平合理時，吾等已審閱(i)獨立第三方提供同類研究服務的市場收費水平；及(2)種植園公司的三年期預計種植計劃。吾等亦與Indofood管理層就上述各項的相關基準及假設進行討論。吾等贊同董事，認為經考慮以下各項，按建議水平設立相關年度上限乃公平合理，且符合 貴公司及股東利益：

- 上文(B)(1)(c)(ii)節所載研究服務的目的及其所能帶來的利益；
- Indofood集團目前計劃於二零一零年前將油棕種植面積達致250,000公頃；及
- 按上文(B)(2)(b)(ii)節所述，研究費用屬公平合理。

(iii) 重型設備交易

據悉，截至二零零九年十二月三十一日止兩年度各項重型設備交易的年度上限一般預期較同期相關現有年度上限大幅增長，而截至二零一零年十二月三十一日止三年度的年度上限亦較過往年度的各年度上限大幅增長(截至二零零八年十二月三十一日止年度，GS向RMK購買備用零件的相關交易減少除外)。吾等已就此與Indofood管理層討論上述情況的相關原因。吾等獲悉，上述增長大致與預期種植園公司於相關期間種植園已種植土地的增幅一致，管理層主要考慮(i)預期須購買及租賃的重型設備的數量及型號；(2)預期維修重型設備所需備用零件的數量及型號；(3)種植園公司於未來三年的預計種植計劃；(4)預期重型設備及備用零件的購買價格會隨國內通脹而增長；(5)預

期重型設備租賃費用會隨國內通脹而增長；及(6)一般預留30%的緩衝空間以應付重型設備及備用零件的購買成本及租賃費用於未來的不可預計變化(視情況而定)。

評估重型設備交易的年度上限是否公平合理時，吾等已審閱(1)GS及MPI編製的未來三年重型設備需求計劃；及(2)種植園公司的三年期預計種植計劃。吾等亦與Indofood管理層討論上述各項相關基準及假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立年度上限乃合理，且符合 貴公司及股東利益：

- Indofood集團目前計劃於二零一零年前將油棕種植面積達致250,000公頃；

- 預測各年所需重型設備的數量及型號時乃參考預計種植面積、各種植園地域狀況及現有重型設備的可用情況；

- 預測GS購買重型設備的數量及型號時乃參考(1) Indofood管理層目前計劃繼續租用現有重型設備，並按二零零八年至二零一零年油棕種植需求購買各件重型設備；及(2) GS可獲得的銀行借貸及預計現金流；

- 預測GS及MPI購買零件的數量及型號時乃參考(1)現有重型設備的狀況；(2)各重型設備的可使用年期約為15年；及(3) GS及／或MPI購買或租用重型設備的數量；

- Indofood管理層預期租賃費用及單位購買價格將每年增長10%，與五年平均國內通貨膨脹率約9.7%一致；

- 上文(B)(2)(c)(ii)節詳載重型設備的租賃費用與重型設備及備用零件的單位購買價格屬公平合理；及

- 鑑於現有重型設備狀況良好，故此調低預期對維修所需備用零件的需求，因而截至二零零八年十二月三十一日止年度，GS向RMK購買備用零件的建議年度上限為100,000美元，較相關現有年度上限200,000美元為少。

(iv) 辦公室租賃交易

據悉，截至二零一零年十二月三十一日止兩年度的辦公室租賃交易年度上限較過往年度的相關年度上限預期大幅增長。該增長大致與預期種植園公司於有關期間種植園大幅增長一致。吾等已就此與Indofood管理層討論上述增長的相關原因，並獲悉管理層主要考慮(1)二零零九年及二零一零年所需的辦公室面積增加；(2)預期辦公室租金會隨國內通脹而增加；(3) RMK有剩餘的辦公室面積；及(4)一般預留30%的緩衝空間以應付種植計劃及新增辦公室面積的租金於未來的不可預計變化。

評估辦公室租賃交易的年度上限是否公平合理時，吾等已審閱同區同類辦公室的租金的市場比率及預期GS於未來三年對辦公室的需求。吾等亦已與Indofood管理層討論上述各項的相關基準及假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限合理，且符合　貴公司及股東利益：

- 鑑於預期GS棕油種植進一步發展將導致員工數目增加，故於二零零九年及二零一零年將需要增加辦公室空間；

- Indofood管理層估計，現有及新增辦公室空間的租金率將每年提高10%，與五年平均國內通脹率約9.7%一致；

- 鑑於RMK所提供的租金優越，Indofood集團現擬向RMK租用更多辦公室空間；及

- 按上文第(B)(2)(d)(ii)節所述，租金乃視為公平合理。

(v) 租賃交易

Indofood管理層表示，經參考(1)有關土地面積；(2)同區類似工業用地的現行租金；及(3)租期20年，截至二零一零年十二月三十一日止三年度有關租賃交易的年度上限視為毋需修訂。

評估租賃交易年度上限是否合理公平時，吾等已審閱同區工業用地市場租金水平。吾等亦與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬合理，且符合　貴公司及股東利益：

- SIMP自一九八四年以來於相關土地設立煉油設施，而該等設施已正常運作超過20年；

- SIMP現時無意搬遷煉油設施，且已提前付清有關土地的20年租金，因此截至二零一零年十二月三十一日止三年度各年的固定租金開支約為每年100,000美元；及

- 按上文第(B)(2)(e)(ii)節所述，租金乃屬公平合理。

(vi) 泵油服務

據悉，截至二零零九年十二月三十一日止兩年度各項泵油服務的年度上限一般預期較同期相關現有年度上限大幅增加。截至二零一零年十二月三十一日止三年度的年度上限亦較過往年度的有關年度上限大幅增加。吾等亦就此與Indofood管理層

討論上述增長的相關原因。吾等注意到，上述增加大致與有關期間Indofood集團原棕櫚油產量的估計增幅一致，而管理層主要考慮(1) Indofood集團食用油脂生產業務對原棕櫚油的內部需求；(2)根據Indofood集團未來三年的預計種植計劃，原棕櫚油種植面積擴大且產量提高；(3)原棕櫚油供求的預期增長引致貯藏設施及泵油服務需求增加；及(4)一般預留30%的緩衝空間以應付日後種植計劃及有關提供泵油服務的費用與泵油及卸貨原棕櫚油的其他相關成本的不可預計變化。

評估泵油服務交易年度上限是否合理公平時，吾等已審閱(1)未來三年的原棕櫚油供應與貯藏設施及泵油服務需求；及(2)獨立服務供應商所提供的同類泵服務的市價。吾等亦與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬合理，且符合 貴公司及股東利益：

- 預期Indofood集團於二零零八年、二零零九年及二零一零年分別(利用泵油服務)生產約250,000,000噸、280,000,000噸及350,000,000噸原棕櫚油；

- 由於Indofood管理層現擬擴充Dumai的貯藏設施，故原棕櫚油產量提高將增加貯藏設施需求；及

- 按上文第(B)(2)(f)(ii)節所述，泵油服務費公平合理。

(vii) 農業材料交易

據悉，截至二零一零年十二月三十一日止兩年度的農業材料交易年度上限預期較過往年度的有關年度上限增加，大致與有關期間的估計國內通脹率一致。吾等亦就此與Indofood管理層討論上述增長的相關原因，並注意到管理層主要考慮(1) GS及MPI(視情況而定)所需農業材料的數量及類型；(2)按成本計算的農業材料採購價的預期上漲及國內通脹；及(3)一般預留30%的緩衝空間以應付日後種植計劃及農業材料採購成本的不可預計變化。

評估農業材料交易年度上限是否合理公平時，吾等與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬合理，且符合 貴公司及股東利益：

- 根據預計種植計劃與GS及MPI農業材料的存貨水平估計GS及MPI(視情況而定)所用農業材料的數量及類型；

- Indofood管理層估計，農業材料的單位採購價將每年增加10%，與五年平均國內通脹率約9.7%一致；及

- 按上文第(B)(2)(g)(ii)節所述，農業材料售價將按成本扣除，故被視為公平合理。

(viii) 建築材料交易

據悉，截至二零一零年十二月三十一日止兩年度的建築材料交易年度上限預期較過往年度的相關年度上限增加，大致與有關期間種植園公司已種植土地的估計增幅一致。吾等亦就此與Indofood管理層討論上述增長的相關原因，並注意到管理層主要考慮(1)未來三年的建築物及設施數目與建造莊園所需的建築材料；(2)未來三年油棕種植所需的僱員人數；(3)根據市價計算的建築材料採購價預期隨著國內通脹而上漲；及(4)一般預留30%的緩衝空間以應付日後種植計劃及建築材料的採購成本的不可預料變化。

評估建築材料交易年度上限是否合理公平時，吾等已審閱未來三年GS及MPI所需的估計建築材料。吾等亦與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬合理，且符合 貴公司及股東利益：

- 所需建築材料數量的增長率與未來三年種植園公司的已種植土地面積增幅一致；
- Indofood管理層估計，建築材料的單位採購價將每年增加10%，與五年平均國內通脹率約9.7%一致；及
- 按上文第(B)(2)(h)(ii)節所述，建築材料的採購價乃屬公平合理。

(ix) 財務資助

據悉，截至二零零九年十二月三十一日止兩年度有關種植園公司的財務資助年度上限預期較同期現有年度上限大幅增加。截至二零一零年十二月三十一日止三年度有關所有種植園公司及LPI的財務資助年度上限與過往年度的有關年度上限保持穩定。吾等亦就此與Indofood管理層討論上述相關原因，並注意到管理層主要考慮(1)種植園公司及LPI未來三年的預計種植計劃；(2)實施該等預計種植計劃的估計資本開支；(3) SIMP擁有種植園公司及LPI60%權益；(4)財務機構貸款上限為種植園公司及LPI總資金需求的70%及65%；(5) SIMP須就當地財務機構授出的種植園公司及LPI貸款的60%作出擔保；(6)財務機構分別向種植園公司及LPI授出的現有貸款；及(7)一般預留30%的緩衝空間以應付日後種植計劃及資本開支的不可預計變化。

評估有關種植園公司及LPI的財務資助年度上限是否合理公平時，吾等已審閱(1)種植園公司及LPI未來三年的預計種植計劃與有關預計資本開支；及(2)種植園公司及LPI的股權架構。吾等亦與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬合理，且符合　貴公司及股東利益：

- Indofood集團現擬於二零一零年前將已種植的油棕種植園面積擴大至250,000公頃，並於二零一一年前將已種植的蔗糖種植園面積擴大至18,600公頃；

- 經參考以下各項，估計種植園公司及LPI實施未來三年預計種植計劃的資本開支：(1)各預計種植計劃；(2)所需機器及設備的數目及型號；(3)人手增加且產能提高導致的生產及管理設施增加；及(4)估計國內通脹率；

- 現有財務機構將僅提供分別不超過種植園公司及LPI總資金需求70%及65%的貸款，餘額須以來自彼等各自股東(包括SIMP及三林集團)的股東貸款應付；

- SIMP及種植園或LPI其他股東(包括三林集團)(分別擁有種植園公司或LPI的60%及40%股權(視情況而定))將按比例承擔股東貸款及企業擔保；及

- 財務機構向種植園公司及LPI授出的現有銀行貸款分別約為1,216億印尼盾(約等於13,500,000美元)及11,670億印尼盾(約等於129,700,000美元)。

(x) 諮詢服務

據悉，截至二零一零年十二月三十一日止三年度諮詢服務的年度上限預期保持穩定。吾等已就此與Indofood管理層討論相關原因，並注意到管理層主要考慮(1)提供有關諮詢服務產生的估計成本，包括但不限於員工成本及行政成本；(2)未來三年LPI的預計種植計劃；(3) LPI種植園的面積；及(4)一般預留30%的緩衝空間以應付日後種植計劃及有關提供諮詢服務成本的不可預計變化。

評估諮詢服務相關年度上限是否合理公平時，吾等已審閱LPI的三年預計種植計劃。吾等亦與Indofood管理層討論上述相關基準及有關假設。吾等贊同董事，認為經考慮以下因素後，按建議水平設立相關年度上限乃屬公平合理，且符合　貴公司及股東利益：

- 上文第(B)(1)(d)(x)節所述的諮詢服務目的及所得收益；
- Indofood集團現擬於二零一一年前將蔗糖種植園面積擴大至18,600公頃；及
- 按上文第(B)(2)(j)(ii)節所述，諮詢服務費乃屬公平合理。

(d) 總結

根據上述因素及理由，吾等認為經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限乃由　貴集團於審慎周詳考慮後制定，對獨立股東屬公平合理，且符合　貴公司及股東整體利益。

推薦建議

考慮到以上討論的主要因素及理由，尤其是以下各項(應與本函件全文一併閱讀及詮釋)：

- 種植園業務交易、新種植園業務交易及蔗糖業務交易(完成建議認購後)的性質；
- 種植園業務交易、新種植園業務交易及蔗糖業務交易(完成建議認購後)均按一般商業條款進行，且符合Indofood集團採納的業務擴展策略，並預期可提升Indofood集團農業業務的增長潛力；
- 種植園業務交易、新種植園業務交易及蔗糖業務交易的相關定價基準均屬公平合理；

- 已訂立有關種植園業務交易、新種植園業務交易及蔗糖業務交易的監控及審閱程序與安排以保障 貴公司及股東利益；及

- 經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限乃經 貴集團審慎周詳考慮後訂出，有鑑於上文詳述的因素，其水平將符合 貴公司與股東的利益，

吾等認為，種植園業務交易、新種植園業務交易及蔗糖業務交易(完成建議認購後)乃按一般商業條款訂立，其各自的條款及條件以及經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限(完成建議認購後)乃屬公平合理，亦符合 貴公司及股東整體利益。

因此，吾等建議獨立股東以及獨立董事委員會，推薦獨立股東投票贊成將於股東大會提呈的普通決議案，以批准種植園業務交易、新種植園業務交易及蔗糖業務交易(完成建議認購後)，並採納經修訂種植園業務上限、二零一零年種植園上限、新種植園業務上限及蔗糖業務上限(完成建議認購後)。

此致

香港
中環
康樂廣場8號
交易廣場第二座24樓
第一太平有限公司
獨立董事委員會及獨立股東 台照

代表
華富嘉洛企業融資有限公司
董事總經理
Richard D. Winter
謹啟

二零零八年六月十三日

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認：就彼等所深知及確信，概無遺漏任何其他事實致令通函所載任何內容含有誤導成份。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之相關股份及債券中擁有以下權益及淡倉：

(a) 須根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)知會本公司及聯交所；或

(b) 須遵照證券及期貨條例第352條被列入該條所指登記冊內；或

(c) 須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(A) 於本公司股份好倉

姓名	普通股	約佔已發行股本的百分比(%)	普通股購股權
林逢生	1,418,525,963 (C)(i)	44.00	–
彭澤仁	6,252,759 (P)	0.19	62,000,000
唐勵治	35,372,131 (P)	1.10	21,760,000
黎高臣	–	–	29,500,000
Albert F. del Rosario大使	600,000 (P)	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授*(金紫荊星章、CBE、太平紳士)*	–	–	4,500,000
鄧永鏘爵士*(KBE)*	–	–	3,160,000

(C) = 法團權益，(P) = 個人權益

(i) 林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股普通股。於該等公司股份中，林逢生直接持有33.334%權益，而66.666%權益則由林逢生直接持有全部已發行股本之Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited的56.8%權益，而該公司則擁有本公司790,229,364股普通股。於該等公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及一間由Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。

(B) 於相聯法團股份之好倉

- 彭澤仁擁有1,248,404股Metro Pacific Investments Corporation (MPIC)之普通股(P)、以實益擁有人身份擁有Philippine Long Distance Telephone Company (PLDT)之204,933股普通股(P)及360股優先股(P)，並以代理人身份持有15,417股PLDT普通股。

- 唐勵治擁有69,596股MPIC之普通股(C)及660,000股MPIC之普通股(P)、以及104,874份MPIC之普通股(P)。

- 林文鏡擁有15,520,335股P.T. Indofood Sukses Makmur Tbk (Indofood)之普通股(C)。

- 林宏修擁有15,520,335股Indofood之普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(C)。

- 林逢生擁有632,370股Indofood之普通股(C)，並透過其控制公司(本公司除外)直接擁有2,007,788股Indo Agri股份之權益及透過第一太平集團之公司間接擁有998,200,000股Indo Agri股份之權益。

- Albert F. del Rosario擁有130,005股PLDT之普通股(P)、1,560股PLDT之優先股(P)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc. (PMH) 之優先股、以實益擁有人身份擁有4股PMH之普通股(P)、4,922股Costa de Madera Corporation 之普通股(P)、15,000股Metro Pacific Land Holdings Inc.之普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(P)。

- Napoleon L. Nazereno擁有6,648股MPIC之普通股(P)、12,127股PLDT之普通股股(P)及495股PLDT之優先股(P)。

(P) = 個人權益，(C) = 法團權益

除上文所披露者外，於最後可行日期，概無本公司董事及行政總監於本公司或任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 本公司主要股東權益

於最後可行日期，根據證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.8%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股普通股好倉，約佔本公司已發行股本44.00%。

(b) FPIL-Liberia在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股本公司普通股，約佔本公司當日已發行股本24.51%。FPIL-Liberia由本公司主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔之權益比例已列示於第103頁列表附註(i)。林逢生先生視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有628,296,599股普通股，約佔本公司當日已發行股本19.49%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本權益。因此，彼視為擁有FPIL-BVI所持股份的權益。

(d) Brandes Investment Partners, L.P. (Brandes)，一間美國公司，於二零零八年六月，Brandes通知本公司其持有本公司156,789,061股普通股，約佔本公司當日已發行股本4.86%。於最後可行日期，本公司並無接獲有關Brandes於本公司股權變更之其他通知。

(e) Marathon Asset Management Limited (Marathon)於英國註冊成立。於二零零八年五月，Marathon通知本公司其持有本公司226,679,173股普通股，約佔本公司當日已發行股本之7.03%。於最後可行日期，本公司並無接獲有關Marathon於本公司股權變更之其他通知。

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，概無其他人士擁有須根據證券及期貨條例第XV部第2及3節須向本公司披露的本公司股份、相關股份及債券權益或淡倉，或直接或間接擁有附帶權利可在任何情況下於本公司股東大會投票的股本類別面值5%或以上權益。

3. 服務合約

概無其他董事與本公司訂立本公司若不作賠償(法定補償除外)則不可於一年內終止之未屆滿服務合約。

4. 重大合約

於最後可行日期，本集團成員公司於本通函日期前兩年期間訂立之重大合約或可能屬重大合約(非日常業務過程中訂立之合約)列示如下：

(a) Indofood、ISG Asia Limited、Yeunh Oi Siong與Kumpulan Cityaxis Sdn. Bhd.於二零零六年八月二十三日訂立之買賣協議。據此，Indo Agri與ISG Asia Limited同意向Indofood Singapore Holdings Pte. Ltd.(「ISHPL」)購入而Indofood同意促使ISHPL出售Indofood Oil & Fats Pte. Ltd.之全部已發行股本；

(b) ISHPL與Indofood、ISG Asia Limited及Yeunh Oi Siong以及Kumpulan CityAxis Sdn. Bhd於二零零六年九月十一日就上述日期為二零零六年八月二十三日之買賣協議而訂立之追認及加入契約；

(c) Indo Agri與CIMB-GK Securities Pte. Ltd.、Credit Suisse (Singapore) Limited及Kim Eng Securities Pte. Ltd.就Indo Agri配售IndoAgri不超過338,000,000股新合併股份而於二零零七年二月七日訂立之配股協議；

(d) MPAH(作為買方)與菲律賓政府(作為賣方)於二零零七年二月十四日訂立買賣協議，以收購111,415股Philippine Telecommunications Investment Corporation (PTIC)已發行普通股，約佔PTIC已發行普通股總數46%。認購價為25,217,556,000披索(510,580,198美元)；及

(e) Indo Agri、SIMP、First Durango、Ashmore Funds及Sariaatmadja先生於二零零七年五月二十五日就由Indo Agri及SIMP建議收購PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.股份訂立且經二零零七年八月二十八日補充協議修訂的有條件買賣協議。

5. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團成員公司亦無面對任何尚未完結或對其有威脅的重大候審訴訟或索償要求。

6. 競爭權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

除本公司披露的持續關連交易外，於最後可行日期，各董事概無於與本集團業務有重大關係之合約或安排中擁有任何重大權益。

於最後可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發經審核賬目日期以來所收購、出售或租賃之任何資產中直接或間接擁有任何權益。

7. 重大不利變動

董事並不知悉本集團自二零零七年十二月三十一日(即本集團最近期經審核財務報表之編製日期)起之財務或營運狀況有任何重大不利變動。

8. 要求按股數投票表決之程序

根據本公司之公司細則第79條，以下人士可要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票之最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於佔有可在大會投票股東總投票權十分之一(1/10)的一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利可在大會投票之本公司股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式(包括使用不記名選票或選票紙或選票)、時間及地點進行。按股數投票表決之結果將視為要求按股數投票表決之大會決議案。

9. 備查文件

下列文件之副本於二零零八年六月三十日前(包括該日)之任何週日(公眾假期除外)正常辦公時間內在本公司總辦事處香港中環康樂廣場八號交易廣場第二座二十四樓可供查閱：

(i) 董事會函件，全文載於本通函第8頁至27頁；

(ii) 獨立董事委員會函件，全文載於本通函第28頁至29頁；

(iii) 獨立財務顧問華富嘉洛的函件，全文載於本通函第30頁至101頁；

(iv) 本通函；

(v) 上文第4節所述之重大合約；

(vi) 本附錄「專家及同意書」一段所述同意書；

(vii) 本公司組織章程大綱及細則；及

(viii) 截至二零零七年、二零零六年及二零零五年十二月三十一日止年度的本公司年報。

10. 專家及同意書

(a) 以下為於本通函提供意見或建議之專家資格：

名稱	資格
華富嘉洛企業融資有限公司	可從事證券及期貨條例第6類(就企業融資提供意見)受規管活動之持牌法團

(b) 於最後可行日期，華富嘉洛企業融資有限公司概無擁有本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員公司之證券的權利(不論是否可合法執行)。

(c) 華富嘉洛企業融資有限公司已就本通函之刊發發出同意書，同意本通函按其現有格式及內容載入其聲明及引述其名稱，且迄今並無撤回同意書。

11. 其他資料

(i) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(ii) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 本公司主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(v) 本公司股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港特別行政區灣仔皇后大道東一八三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

下文載列有關最後可行日期授出Indo Agri一般授權的新加坡交易所上市手冊相關各節的摘錄，新加坡交易所上市手冊已界定的詞語在本附錄中具有相同涵義：

第八章

股本變動

第二部 發行證券之一般規定

803 發行人在未得股東於股東大會上批准前，不得發行證券以轉移控股權益。

804 除按比例向股東發行或按本章第八部所述之計劃外，發行人之董事或有關董事之聯繫人士一概不得直接或間接參與發行股本證券或可換股證券，除非股東已於股東大會上批准個別配發，則屬例外。有關董事及聯繫人士必須放棄行使有關事宜之投票權。

大會通告必須載有下列資料：

(1) 將向各董事及聯繫人士配發之證券數目；

(2) 有關發行之明確條款；及

(3) 有關董事及聯繫人士不會就該決議案行使任何投票權。

805 除規則第806條所規定者外，發行人必須取得股東於股東大會上事先批准，方可進行下列事項：

(1) 發行股份或可換股證券或授出附有可認購發行人之股份之權利之購股權；或

(2) 倘發行人之主要附屬公司發行股份或可換股證券或購股權，將會或可能導致出現下列情況：

(a) 該主要附屬公司不再為發行人之附屬公司；或

(b) 發行人於該主要附屬公司之股本權益減少20%或以上。舉例而言，倘發行人於該主要附屬公司擁有70%權益，而倘該主要附屬公司發行任何股份導致發行人之股本權益降至56%，即須取得股東批准。

一般授權

806 (1) 倘發行人之股東已於股東大會上以普通決議案向發行人之董事無條件或根據若干條件授出發行下列項目之授權，則毋須取得規則第805(1)條下之股東批准：

(i) 股份；或

(ii) 可換股證券；或

(iii) 根據規則第829條發行之額外可換股證券，即使該一般授權於發行證券時可能已終止生效，惟有關調整不得授予持有人擁有股東沒有之權益；或

(iv) 因(b)及(c)所述之證券獲兑換而產生之股份，即使該一般授權於該等股份發行時已終止生效。

(2) 一般授權必須限制可予發行之股份及可換股證券之數目。有關限制不得超逾已發行股份總數(不包括庫存股份)之50%，其中除按比例發行者外，將向現有股東發行之股份及可換股證券總數不得超逾已發行股份總數(不包括庫存股份)之20%。除非上市規則規定須獲股東事先批准，否則發行庫存股份毋須股東另行批准，亦不會包括於上述限制。

(3) 就規則第806(2)條而言，已發行股份總數(不包括庫存股份)乃根據發行人於批准有關授權之決議案獲通過之時已發行股份總數(不包括庫存股份)計算，並就下列事項作出調整：

(a) 因可換股證券獲兑換或行使而產生之新股份；

(b) 因購股權獲行使或批准有關授權之決議案獲通過之時尚未歸屬或仍然有效之股份獎勵歸屬而產生之新股份，惟授出該等購股權或獎勵須符合第八章第八部；及

(c) 股份其後之任何紅股發行、合併或拆細。

(4) 倘該一般授權乃於上市前取得，則發行人可視其邀請後已發行股份總數(不包括庫存股份)為其就規則第806(3)條而言之已發行股份總數(不包括庫存股份)。

(5) 倘於獲兑換時將予發行之股份最高數目未能於發行可換股證券時予以釐定，則發行人不得依賴該一般授權而發行該等可換股證券。

(6) 一般授權可於下列較早發生者之前之期間一直生效：

(a) 發行人於該決議案通過後舉行之首屆股東週年大會結束時。該項授權可於該會上藉通過普通決議案無條件或有條件地予以更新；或

(b) 股東於股東大會上通過普通決議案予以撤銷或修訂之時。

第四部 發行股份、公司認股權證及可換股證券以換取現金(供股除外)

809 除透過供股外，發行人可發行股份、公司認股權證或其他可換股證券，以換取現金。

810 有意發行股份、公司認股權證或其他可換股證券以換取現金之發行人必須盡快公佈發行事項，説明發行條款及發行目的(包括建議透過發行籌集之所得款項金額)。

811 (1) 發行股份之作價較簽訂配售或認購協議之完整交易日在證券交易所內買賣之加權平均價，不得折讓超逾10%。倘發行人股份未能於完整交易日可供買賣，則加權平均價必須根據前一交易日起至配售協議簽訂之時止期間進行之買賣計算。

(2) 發行公司認股權證或其他可換股證券須受下列規定所規限：

(a) 倘有固定兑換價，則該價格不得較相關股份於簽訂配售或認購協議前之現行市價折讓超逾10%。

(b) 倘兑換價乃根據若干程式計算，則定價程式內之任何折讓不得超逾相關股份於兑換前之現行市價之10%。

(3) 倘已就發行股份、公司認股權證或其他可換股證券取得股東個別批准，則規則第811(1)及(2)條並不適用。

812 (1) 發行不得向下列任何人士進行：

(a) 發行人之董事及主要股東。

(b) 該等董事及主要股東之直系家庭成員。

(c) 發行人主要股東之主要股東、關連公司(定義見公司法第6條)、聯營公司及姊妹公司。

(d) 發行人之董事及主要股東合共持有其最少10%股份權益之法團。

(e) 據證券交易所之意見屬(a)至(d)類之任何人士。

(2) 倘已就配售取得股東個別批准，則證券交易所可同意向規則第812(1)條所述之人士進行配售。有關人士及其聯繫人士須就批准有關配售之決議案放棄投票。

(3) 倘證券交易所信納規則第812(1)(b)、(c)或(d)條所述之人士屬獨立且不受發行人任何董事或主要股東控制或影響，則證券交易所可批准向有關人士進行配售。

813 發行人可向其主要股東借股，以方便發行股份換取現金，惟該主要股東不得(直接或間接)收取任何來自有關安排之財務利益。

第六部　發行公司認股權證及其他可換股證券

824 倘發行一般授權不覆蓋的公司認股權證或其他可換股證券，必須獲股東於股東大會上特別批准。

825 因行使／轉換未行使公司認股權證或其他可換股證券而產生的新股數目合共不可超過已發行股份總數(不包括庫存股份)的50%。

826 倘就公司認股權證或其他可換股證券上市作出申請，證券交易所一般將要求控股權足夠分散以為有關證券提供一個有秩序的市場。作為指引，證券交易所預期一類公司認股權證至少有一百名認股權證持有人。

827 公司認股權證或其他可換股證券僅可於相關證券為(或同時將為)以下類別方可上市：

(1) 於證券交易所上市的股本證券類別。

(2) 於證券交易所批准的股票市場上市或買賣的股本證券類別。

828 各公司認股權證必須：

(1) 賦予註冊持有人認購或購買發行人的已發行股份總數(不包括庫存股份)中一股股份的權利；及

(2) 並非以金額價值為單位。

829 發行條款必須訂明：

(1) 於供股、紅股發行或其他資本化發行的情況下就公司認股權證或其他可換股證券發行或轉換價及(如適當)數目作出調整；

(2) 就公司認股權證或其他可換股證券到期作出公佈，以及於到期日前至少一個月向所有公司認股權證或其他可換股證券持有人發出到期通知；及

(3) 倘於發行公司認股權證或其他可換股證券後對其條款作出重大修訂，而有關發行將對有關證券的持有人有利則須獲股東批准，惟有關修訂乃根據發行的條款作出除外。

830 發行人必須就根據第829(1)條作出的修訂作出公佈。

831 除非修訂乃根據發行條款作出，否則發行人不得：

(i) 延長現有公司認股權證的行使期間；

(ii) 發行新公司認股權證以取代現有公司認股權證；

(iii) 更改現有公司認股權證的行使價；或

(iv) 更改現有公司認股權證的行使比率。

832 就舉行股東大會以批准發行公司認股權證或其他可換股證券而向股東寄發的通函或通告，必須至少包括以下資料：

(1) 於行使或轉換公司認股權證或其他可換股證券時發行或轉換的相關證券的上限數目。

(2) 可行使公司認股權證或其他可換股證券的期間及此權利開始及到期的日期。

(3) 行使公司認股權證或其他可換股證券應付的金額。

(4) 轉讓或轉送公司認股權證或其他可換股證券的安排。

(5) 持有人於發行人清盤時的權利。

(6) 倘於更改發行人股本時更改公司認股權證或其他可換股證券認購或購買價及數目的安排。

(7) 持有人參與發行人任何分派及／或進一步發售證券的權利(如有)。

(8) 公司認股權證或其他可換股證券的任何其他重要條款概要。

(9) 發行目的及所得款項用途(包括因轉換／行使公司認股權證或其他可換股證券產生的未來所得款項)。

(10) 發行對發行人的財務影響。

833 以下額外規定適用於以供股或全數包銷的方式發售公司認股權證或其他可換股證券：

(1) 發行人就供股或全數包銷作出的公佈必須包括以下資料：

(a) 公司認股權證或其他可換股證券的行使或轉換價，或

(b) 釐定行使或轉換價的定價公式。此定價公式不可包括任何酌情成份，並須訂明(與相關股價有關的)溢價或折讓金額。

(2) 倘採納一項定價公式：

(a) 倘發行未獲包銷，發行人必須於發售完結前確定及公佈行使或轉換價；或

(b) 倘發行已獲包銷，發行人必須於開始買賣未繳款的供股權益前確定及公佈行使或轉換價。

(3) 透過全數包銷的方式發售公司認股權證或可換股證券必須遵守本章第五部。

834 就本部而言，「全數包銷」指向金融機構發行公司認股權證或其他可換股證券，而有關金融機構繼而會按比例向發行人的股東發售該等公司認股權證或其他可換股證券，並一般會附帶由金融機構向發行人提供信貸融資。

835 發行人就公司認股權證作出紅股發行必須遵守第836及837條。

下文載列Indo Agri股東於二零零八年四月二十八日通過有關Indo Agri一般授權的決議案全文：

「向董事授出有關以下各項的授權：

(i) 以便董事隨時向其全權酌情認為適合的人士按其全權酌情認為適合的條款及條件

(aa) 以供股、紅股或其他方式發行本公司股份(「股份」)；及／或

(bb) 訂立或授出要約、協議或期權(合稱「工具」)，以致或會或必須在本授權有效期內或其後發行股份，包括但不限於設立及發行(以及調整)認股權證、債券或其他可兑換為股份的工具；及

(ii) 在該授權仍然有效時，根據董事所作出或授出的任何工具發行股份(儘管或須在本決議案所指授權屆滿後根據工具發行股份)，惟：

(iii) 根據授權所發行的股份總數(包括根據按有關授權作出或授出的工具所發行的股份)不得超過已發行股份總額(按下文(iv)段所述計算)50%；若註冊地址為新加坡的本公司股東(「股東」)不得按股權比例獲發行股份，在此情況下發行的股份(包括根據按有關授權作出或授出的工具而發行的股份)不得超過已發行股份總額(按下文(iv)段所述計算)20%；

(iv) 除新加坡證券交易所有限公司(「新加坡交易所」)另行規定的計算方式外，計算上文(iii)段可發行股份總數時，已發行股份百分率應按照授出有關授權時本公司已發行股份(不包括庫存股份)計算，並就以下各項調整：

(aa) 兑換或行使可換股證券所產行的新股份；

(bb) 授出授權時尚未行使或仍然有效的購股權獲行使或因股份獎勵歸屬而發行的新股份；及

(cc) 股份其後合併或分拆；

工具方面，股份數目應為在作出或授出工具當日若相關權利全面行使或生效而應已發行的股份數目；及

(v) 除非本公司在股東大會上撤銷或修訂，否則所授授權會一直生效，直至本公司下屆股東週年大會結束或法律規定本公司須舉行下屆股東週年大會當日的較早者。」

以上節錄之中，下列詞語有以下涵義：

「本公司」指Indofood Agri Resources Ltd.

「董事」指Indofood Agri Resources Ltd.的董事

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

茲通告第一太平有限公司(「**本公司**」)謹訂於二零零八年六月三十日(星期一)上午九時三十分假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，藉以考慮並酌情通過(不論有否加以修改)下列議案為本公司普通決議案：

1. **動議**分別批准有關PT Indofood Sukses Makmur Tbk(「Indofood」)集團成員公司經營與麵食相關品牌消費品業務的各項持續關連交易、截至二零零八年及二零零九年十二月三十一日止財政年度的相關經修訂估計年度上限以及截至二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於本公司於二零零八年六月十三日刊發的通函(「通函」)「董事會函件」一節第10至12頁所載的A表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；

2. **動議**分別批准立即終止PT Ciptakemas Abadi(「CKA」)與De United Food Industries Ltd(「DUFIL」)(A表所載的第(2)項交易)的交易，及(i) Indofood食品材料部門(「食材部」)與DUFIL(通函第10至12頁A表所載第(1)項交易)；(ii) PT Ciptakemas Abadi(「CKA」)與DUFIL(A表所載的第(2)項交易)；食材部與Pinehill Arabian Food Ltd.(「Pinehill」)(A表所載的第(4)項交易)；及CKA與Pinehill(A表所載的第(5)項交易)之間與相同訂約方按大致相同的條款訂立固定期限(於二零一零年十二月三十一日屆滿)的新合約，以及授權本公司任何董事在其認為必需、恰當或合宜之情況下，進行進一步行動及事項，以及簽訂其他文件及採取一切措施，以使任何有關交易之條款得以落實及／或生效；

3. **動議**分別批准有關Indofood集團成員公司經營種植園業務的各項持續關連交易、截至二零零八年及二零零九年十二月三十一日止財政年度的相關經修訂估計年度上限以及截至二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第15至16頁所載的B1表)以及有關Indofood集團成員公司經營種植園業務的持續關連交易以及截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第18至19頁所載的B2表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；

4. **動議**分別批准有關Indofood集團成員公司於完成建議認購後經營種植園業務的可能持續關連交易以及截至二零零八年、二零零九年及二零一零年十二月三十一日止財政年度指定的相關新年度上限(詳述於通函「董事會函件」一節第20頁所載的B3表)，並授權本公司任何董事在其認為必要、恰當或合宜的情況下，進行其他行動及事項，以及簽訂其他文件及採取一切措施，以使有關交易之條款得以落實及／或生效；

5. **動議**分別批准立即終止(i) PT Gunta Samba(「GS」)與PT Rimba Mutiara Kusuma(「RMK」)(通函第15至16頁B1表所載的第(1)至(3)項交易)；(ii) PT Multi Pacific International(「MPI」)與RMK(B1表所載的第(4)項交易)；(iii) PT Sarana Inti Pratama(「SAIN」)與PT Mentari Subur Abadi(「MSA」)(B1表所載的第(5)項交易)；(iv) SAIN與PT Swadaya Bhakti Negaramas(「SBN」)(B1表所載的第(6)項交易)；(v) SAIN與PT Agrosubur Permai(「ASP」)(B1表所載的第(7)項交易)；(vi) SAIN與GS(B1表所載的第(8)項交易)；(vii) SAIN與MPI(B1表所載的第(9)項交易)；(viii) SAIN與MSA(B1表所載的第(10)項交易)；(ix) SAIN與SBN(B1表所載的第(11)項交易)；(x) SAIN與ASP(B1表所載的第(12)項交易)；(xi) SIMP與MSA／ASP(B1表所載的第(13)項交易)；(xii) PT Salim Ivomas Pratama(「SIMP」)與SBN(B1表所載的第(14)項交易)；(xiii) SIMP與PT Mega Citra Perdana／MPI及GS(B1表所載的第(15)項交易)之間的合約，以及就本決議案所述第(1)至第(15)項交易與相同訂約方按大致相同的條款訂立固定期限(於二零一零年十二月三十一日屆滿)的新合約，亦授權本公司任何董事在其認為必需、恰當或合宜之情況下，進行進一步行動及事項，以及簽訂其他文件及採取一切措施，以使任何有關交易之條款得以落實及／或生效；

6. **動議**：

(a) 在本公司股東同意下，就香港聯合交易所有限公司證券上市規則(「上市規則」)第13.36(1)(a)(ii)條的目的，一般及無條件批准Indofood Agri Resources Ltd.(「Indo Agri」)在Indo Agri股東透過於二零零八年四月二十八日Indo Agri股東通過之普通決議案根據新加坡證券交易所有限公司上市手冊第806條之規定已授出之任何一般授權所許可的情況下，不時發行、配發及／或授出：

(i) Indo Agri股本中的股份(「Indo Agri股份」)；及／或

(ii) 可兌換為Indo Agri股份之證券；及／或

(iii) 可認購Indo Agri股份或可兌換為Indo Agri股份之證券的購股權、認股權證及類似權利。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港

二零零八年六月十三日

END